Filed Pursuant to Rule
424(b)(3)
Registration No. 333-129839

PROSPECTUS

NutraCea
10,733,449 Shares of Common Stock

This prospectus relates to the disposition of up to 10,733,449 shares of NutraCea common stock or interests therein by the shareholders named in this prospectus under the heading "Selling Security Holders". We will not receive any of the proceeds from the disposition of the shares covered hereby or interests therein, although we will receive the proceeds from the cash exercise of warrants to acquire certain of these shares.

Our common stock is quoted on the Over-the-Counter (“OTC”) Bulletin Board under the symbol “NTRZ”. On May 9, 2007, the last sale price of our common stock on the OTC Bulletin Board was $4.30 per share.

Our principal executive offices are located at 5090 N. 40th Street, Suite 400, Phoenix, AZ 85018 and our telephone number is (602) 522-3000.

INVESTING IN THE COMMON STOCK OFFERED HEREIN INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD PURCHASE SHARES ONLY IF YOU CAN AFFORD A COMPLETE LOSS OF YOUR INVESTMENT. YOU SHOULD CONSIDER CAREFULLY THE “RISK FACTORS” CONTAINED IN THIS PROSPECTUS BEGINNING ON PAGE 5.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is May 16, 2007.

ABOUT THIS PROSPECTUS

We have not authorized anyone to provide information different from that contained in this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where such offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock. In this prospectus, references to “NutraCea”, the “Company”, “we”, “us” and “our” refer to NutraCea, a California corporation.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this prospectus and in any prospectus supplement we may file constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events concerning our business and to our future revenues, operating results, and financial condition. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “forecast,” “predict,” “propose,” “potential,” or “continue” or the negative of those terms or other comparable terminology.

Any forward looking statements contained in this prospectus or any prospectus supplement are only estimates or predictions of future events based on information currently available to our management and management’s current beliefs about the potential outcome of future events. Whether these future events will occur as management anticipates, whether we will achieve our business objectives, and whether our revenues, operating results, or financial condition will improve in future periods are subject to numerous risks. The section of this prospectus captioned “Risk Factors,” beginning on page 4, provides a summary of the various risks that could cause our actual results or future financial condition to differ materially from forward-looking statements made in this prospectus. The factors discussed in this section are not intended to represent a complete list of all the factors that could adversely affect our business, revenues, operating results, or financial condition. Other factors that we have not considered may also have an adverse effect on our business, revenues, operating results, or financial condition, and the factors we have identified could affect us to a greater extent than we currently anticipate. Before making any investment in our securities, we encourage you to carefully read the information contained under the caption “Risk Factors,” as well the other information contained in this prospectus and any prospectus supplement we may file.

“TheraFoods,” “NutraCea,” “NutraBeauticals,” “RiSolubles,” “RiceMucil,” “RiceMucille,” “StaBran,” “SolublesSolution,” “ZymeBoost,” “NutraHGH,” “Equineceuticals,” “FiberSolutions,” “NutraBreathe,” “LiverBoost,” “RiceLean,” “VetCeuticals,” “PetCeuticals,” Caduceus logo, “HiFiSolubles,” “Therafeed,” “Via-Bran,” “Proventics,” “SuperSolubles,” “Nourishing The Body to Health,” “Proceuticals,” “Cea100,” “DiaBoost” and “NutraBalance” are registered trademarks of NutraCea.

RiceX® and RiceX Solubles® are registered trade names of The RiceX Company, NutraCea’s wholly owned subsidiary. Mirachol®, Max "E"® and Max "E" Glo® are registered trademarks of The RiceX Company.

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by the information contained elsewhere in this prospectus. You should read the entire prospectus, including “Risk Factors” and the financial statements before making an investment decision.

Issuer:	NutraCea 5090 N. 40th Street, Suite 400 Phoenix, AZ 85018 (602) 522-3000

Description of Business:
We are a developer, formulator and distributor of nutraceutical, health, cosmetic and nutrition products using stabilized rice bran and specially formulated rice bran oil. We have also developed dietary products that provide the benefits of stabilized rice bran and rice bran oil as a nutritional supplement for humans and animals. Consumer products are marketed under the TheraFoods® name. Medical supplements are marketed under the NutraCea® name. Products for veterinary and animal use are marketed under the NutraGlo® name. Cosmetics are marketed under the NutraBeautical® name. A description of our business begins on page 22 of this prospectus.

On October 4, 2005, we acquired The RiceX Company. The RiceX Company manufactures and distributes nutritionally dense foods and food ingredients made from stabilized rice bran for supply to the global food manufacturing and equine feed industries.

The Offering:
This offering relates to the disposition of shares of our common stock, or interests therein, that are outstanding and shares of our common stock that may be acquired from time to time upon exercise of outstanding options and warrants. The selling shareholders and the number of shares that may be disposed of by each are set forth on page 66 of this prospectus.

Shares:	10,733,449 shares of our common stock. A description of our common stock is set forth on page 64 of this prospectus.

Manner of Sale:
The selling shareholders may sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. A description of the manner in which sales may be made is set forth in this prospectus beginning on page 71 of this prospectus.

Use of Proceeds:	We will not receive any of the proceeds from the disposition of our common stock, or interest therein, by the selling shareholders.

Risk Factors:
The securities offered hereby involve a high degree of risk and will result in immediate and substantial dilution. A discussion of additional risk factors relating to our stock, our business and this offering begins on page 5 of this prospectus.

RISK FACTORS

Please carefully consider the specific factors set forth below as well as the other information contained in this prospectus before purchasing shares of our common stock. This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from the results discussed in the forward-looking statements.

Risks Related to Our Business

We have a limited operating history and have just generated our first profits since we began operations.

We began operations in February 2000 and incurred losses in each reporting period until 2006. Our prospects for financial success are difficult to forecast because we have a relatively limited operating history. Our prospects for financial success must be considered in light of the risks, expenses and difficulties frequently encountered by companies in new, unproven and rapidly evolving markets. Our business could be subject to any or all of the problems, expenses, delays and risks inherent in the establishment of a new business enterprise, including limited capital resources, possible delays in product development, possible cost overruns due to price and cost increases in raw product and manufacturing processes, uncertain market acceptance, and inability to respond effectively to competitive developments and attract, retain and motivate qualified employees. Therefore, there can be no assurance that our business or products will be successful, that we will be able to achieve or maintain profitable operations, or that we will not encounter unforeseen difficulties that may deplete its capital resources more rapidly than anticipated.

There are significant market risks associated with our business.

We have formulated our business plan and strategies based on certain assumptions regarding the size of the rice bran market, our anticipated share of this market and the estimated price and acceptance of our products. These assumptions are based on the best estimates of our management; however there can be no assurance that our assessments regarding market size, potential market share attainable by us, the price at which we will be able to sell our products, market acceptance of our products or a variety of other factors will prove to be correct. Any future success may depend upon factors including changes in the dietary supplement industry, governmental regulation, increased levels of competition, including the entry of additional competitors and increased success by existing competitors, changes in general economic conditions, increases in operating costs including costs of production, supplies, personnel, equipment, and reduced margins caused by competitive pressures.

We depend on limited number of customers.

During 2006, we received approximately 67% of product sales revenue from five customers and approximately 48% of our revenue from one customer. A loss of any of these customers could have a material adverse effect on our revenues and results of operations.

We rely upon a limited number of product offerings.

All of our products are based on stabilized rice bran. Although we will market stabilized rice bran as a dietary supplement, as an active food ingredient for inclusion in our products and in other companies' products, and in other ways, a decline in the market demand for our products, as well as the products of other companies utilizing our products, could have a significant adverse impact on us.

We are dependent upon our marketing efforts.

We are dependent on our ability to market products to animal food producers, food manufacturers, mass merchandise and health food retailers, and to other companies for use in their products. We must increase the level of awareness of dietary supplements in general and our products in particular. We will be required to devote substantial management and financial resources to these marketing and advertising efforts and there can be no assurance that it will be successful.

We rely upon an adequate supply of raw rice bran.

All of our current products depend on our proprietary technology using unstabilized or raw  rice bran, which is a by-product from milling paddy rice to white rice. Our ability to manufacture stabilized rice bran is currently limited to the production capability of our facility at Farmers Rice Cooperative and our single value-added products plant in Dillon, Montana. Between the Dillon, Montana plant and the facility at Farmers Rice Cooperative, we currently are capable of producing just enough finished products to meet current demand. The existing plants do not allow for dramatic expansion for product demand, therefore we need additional domestic capacity. Anticipating increased demand for our products, we completed the first phase of an expansion of  the Dillon, Montana facility in 2006 . We have also entered into a new raw rice bran supply agreement with LRM in Louisiana.  The supply agreement led to the construction of a new stabilization plant in Mermentau which we anticipate will be operating by April of 2007. These facilities plus another stabilization and value-added plant scheduled to be operational by the end of 2007 should meet our production needs for 2007, but are not anticipated to be sufficient to meet our longer term supply needs. Therefore, we anticipate building new facilities to meet the forecasted demand for our products and envision we will be able to execute on this initiative. In the event we are unable to create additional production capacity to produce more stabilized rice bran products to fulfill our current and future requirements this could materially and adversely affect our business, results from operations, and financial condition.

We are pursuing other supply sources in the United States and in foreign countries and anticipate being able to secure alternatives and back-up sources of rice bran, although we have not entered into any definitive agreements other than the agreements with Farmers Rice Cooperative and Louisiana Rice Mill. However, there can be no assurance that we will continue to secure adequate sources of raw rice bran to meet our requirements to produce stabilized rice bran products. Since rice bran has a limited shelf life, the supply of rice bran is affected by the amount of rice planted and harvested each year. If economic or weather conditions adversely affect the amount of rice planted or harvested, the cost of rice bran products that we use may increase. We are not generally able to pass cost increases to our customers and any increase in the cost of stabilized rice bran products would have an adverse effect on our results of operations.

We face competition.

Competition in our targeted industries, including nutraceuticals, functional food ingredients, rice bran oils, animal feed supplements and companion pet food ingredients is vigorous, with a large number of businesses engaged in the various industries. Many of our competitors have established reputations for successfully developing and marketing their products, including products that incorporate bran from other cereal grains and other alternative ingredients that are widely recognized as providing similar benefits as rice bran. In addition, many of our competitors have greater financial, managerial, and technical resources than us. If we are not successful in competing in these markets, we may not be able to attain our business objectives.

Our products could fail to meet applicable regulations which could have a material adverse affect on our financial performance.

The dietary supplement and cosmetic industries are subject to considerable government regulation, both as to efficacy as well as labeling and advertising. There is no assurance that all of our products and marketing strategies will satisfy all of the applicable regulations of the Dietary Supplement, Health and Education Act, the Food, Drug and Cosmetic Act, the U.S. Food and Drug Administration and/or the U.S. Federal Trade Commission. Failure to meet any applicable regulations would require us to limit the production or marketing of any non-compliant products or advertising, which could subject us to financial or other penalties.

Our success depends in part on our ability to obtain patents, licenses and other intellectual property rights for our products and technology.

We have one patent entitled Methods for Treating Joint Inflammation, Pain and Loss of Mobility, which covers both humans and mammals. In addition, our subsidiary RiceX has five United States patents and may decide to file corresponding international applications. RiceX holds patents to the production of Beta Glucan and to a micro nutrient enriched rice bran oil process. RiceX also holds patents to a method to treat high cholesterol, to a method to treat diabetes and to a process for producing Higher Value Fractions from stabilized rice bran. The process of seeking patent protection may be long and expensive, and there can be no assurance that patents will be issued, that we will be able to protect our technology adequately, or that competition will not be able to develop similar technology.

There currently are no claims or lawsuits pending or threatened against us or RiceX regarding possible infringement claims, but there can be no assurance that infringement claims by third parties, or claims for indemnification resulting from infringement claims, will not be asserted in the future or that such assertions, if proven to be accurate, will not have a material adverse affect on our business, financial condition and results of operations. In the future, litigation may be necessary to enforce our patents, to protect our trade secrets or know-how or to defend against claimed infringement of the rights of others and to determine the scope and validity of the proprietary rights of others. Any litigation could result in substantial cost and diversion of our efforts, which could have a material adverse affect on our financial condition and results of operations. Adverse determinations in any litigation could result in the loss of our proprietary rights, subjecting us to significant liabilities to third parties, require us to seek licenses from third parties or prevent us from manufacturing or selling our systems, any of which could have a material adverse affect on our financial condition and results of operations. There can be no assurance that a license under a third party's intellectual property rights will be available to us on reasonable terms, if at all.

We are dependent on key employees and consultants.

Our success depends upon the efforts of our top management team, including the efforts of Bradley D. Edson, our President and Chief Executive Officer, Todd C. Crow, our Chief Financial Officer, Ike E. Lynch, our Chief Operating Officer, Margie D. Adelman, our Secretary and Senior Vice President and Kody K. Newland, our Senior Vice President of Sales and Marketing. Although we have written employment agreements with each of the foregoing individuals there is no assurance that such individuals will not die or become disabled. In addition, our success is dependent upon our ability to attract and retain key management persons for positions relating to the marketing and distribution of our products. There is no assurance that we will be able to recruit and employ such executives at times and on terms acceptable to us.

We Have Not Yet Achieved Positive Cash Flow

We have not generated a positive cash flow from operations continuous period to period since commencing operations. We raised approximately $50,000,000 in a February 2007 private placement, $17,560,000 in the form of equity in May 2005, and approximately $8,000,000 in the form of equity in the October 2004, and paid off all short and long term debt obligations, strengthening our balance sheet and positioning us for the growth in sales we are anticipating. While we believe that we have adequate cash reserves and working capital to fund current operations, our ability to meet long term business objectives may be dependent upon our ability to raise additional financing through public or private equity financings, establish increasing cash flow from operations, enter into collaborative or other arrangements with corporate sources, or secure other sources of financing to fund long-term operations. There is no assurance that external funds will be available on terms acceptable to us in sufficient amount to finance operations until we do reach sufficient positive cash flow to fund our capital expenditures. In addition, any issuance of securities to obtain such funds would dilute percentage ownership of our shareholders. Such dilution could also have an adverse impact on our earnings per share and reduce the price of our common stock. Incurring additional debt may involve restrictive covenants and increased interest costs and demand on future cash flow. Our inability to obtain sufficient financing may require us to delay, scale back or eliminate some or all of our product development and marketing programs.

Our products may require clinical trials to establish efficacy and safety.

Certain of our products may require clinical trials to establish our benefit claims or their safety and efficacy. Such trials can require a significant amount of resources and there is no assurance that such trials will be favorable to the claims we make for our products, or that the cumulative authority established by such trials will be sufficient to support our claims. Moreover, both the findings and methodology of such trials are subject to challenge by the FDA and scientific bodies. If the findings of our trials are challenged or found to be insufficient to support our claims, additional trials may be required before such products can be marketed.

Risks Related to Our Stock

Our Stock Price is Volatile.

The market price of a share of our common stock has fluctuated significantly in the past and may continue to fluctuate significantly in the future. During 2006, the high and low sales prices of a share of NutraCea common stock were $2.74 and $0.60, respectively. During 2005, the high and low sales prices of a share of our common stock were $1.81 and $0.30, respectively. The market price of a share of our common stock may continue to fluctuate in response to a number of factors, including:

•	announcements of new products or product enhancements by us or our competitors;

•	fluctuations in our quarterly or annual operating results;

•	developments in our relationships with customers and suppliers;

•	the loss of services of one or more of our executive officers or other key employees;

•	announcements of technological innovations or new systems or enhancements used by us or its competitors;

•	developments in our or our competitors intellectual property rights;

•	adverse effects to our operating results due to impairment of goodwill;

•	failure to meet the expectation of securities analysts' or the public; and

•	general economic and market conditions.

We have significant "equity overhang" which could adversely affect the market price of our common stock and impair our ability to raise additional capital through the sale of equity securities.

As of March 2, 2007, NutraCea had approximately 134,370,254 shares of common stock outstanding. Additionally, as of March 2, 2007, options and warrants to purchase a total of 51,136,597 shares of our common stock were outstanding. The possibility that substantial amounts of our outstanding common stock may be sold by investors or the perception that such sales could occur, often called "equity overhang," could adversely affect the market price of our common stock and could impair our ability to raise additional capital through the sale of equity securities in the future.

Sales of Our Stock Pursuant to Registration Statements May Hurt Our Stock Price

We granted registration rights to the investors in our October 2005, May 2006 and February 2007 capital stock and warrant financings. As of March 2, 2007, a total of 26,428,343 shares of our common stock remained eligible for resale by selling shareholders that had shares registered on two registration statements, including this registration statement, that we have filed in connection with October 2005 and May 2006 financings. In addition, we have filed a registration statement to register for resale 32,050,000 shares of our common stock relating to our February 2007 financing. Sales or potential sales of a significant number of shares into the public markets may negatively affect our stock price.

The Exercise of Outstanding Options and Warrants May Dilute Current Shareholders

As of March 2, 2007, there were outstanding options and warrants to purchase a total of 51,136,597 shares of our common stock. Holders of these options and warrants may exercise them at a time when we would otherwise be able to obtain additional equity capital on terms more favorable to us. Moreover, while these options and warrants are outstanding, our ability to obtain financing on favorable terms may be adversely affected.

We may need to raise funds through debt or equity financings in the future, which would dilute the ownership of our existing shareholders and possibly subordinate certain of their rights to the rights of new investors.

We may choose to raise additional funds in debt or equity financings if they are available to us on terms we believe reasonable to increase our working capital, strengthen our financial position or to make acquisitions. Any sales of additional equity or convertible debt securities would result in dilution of the equity interests of our existing shareholders, which could be substantial. Additionally, if we issue shares of preferred stock or convertible debt to raise funds, the holders of those securities might be entitled to various preferential rights over the holders of our common stock, including repayment of their investment, and possibly additional amounts, before any payments could be made to holders of our common stock in connection with an acquisition of the company. Such preferred shares, if authorized, might be granted rights and preferences that would be senior to, or otherwise adversely affect, the rights and the value of our common stock. Also, new investors may require that we and certain of our shareholders enter into voting arrangements that give them additional voting control or representation on our board of directors.

The authorization of our preferred stock may have an adverse effect on the rights of holders of our common stock.

We may, without further action or vote by holders of our common stock, designate and issue shares of our preferred stock. The terms of any series of preferred stock could adversely affect the rights of holders of our common stock and thereby reduce the value of our common stock. The designation and issuance of preferred stock favorable to current management or shareholders could make it more difficult to gain control of our Board of Directors or remove our current management and may be used to defeat hostile bids for control which might provide shareholders with premiums for their shares.

We may engage in future acquisitions that dilute our shareholders and cause us to incur debt or assume contingent liabilities.

As part of our strategy, we expect to review opportunities to buy other businesses or technologies that would complement its current products, expand the breadth of its markets or enhance technical capabilities, or that may otherwise offer growth opportunities. In the event of any future acquisitions, we could:

•	issue stock that would dilute current shareholders' percentage ownership;

•	incur debt; or

•	assume liabilities.

These purchases also involve numerous risks, including:

•	problems combining the purchased operations, technologies or products;

•	unanticipated costs;

•	diversion of management's attention from our core business;

•	adverse effects on existing business relationships with suppliers and customers;

•	risks associated with entering markets in which we have no or limited prior experience; and

•	potential loss of key employees of purchased organizations.

We cannot assure you that we will be able to successfully integrate any businesses, products, technologies or personnel that we might purchase in the future.

Compliance with corporate governance and public disclosure regulations may result in additional expenses.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, and new regulations issued by the Securities and Exchange Commission, are creating uncertainty for companies. In order to comply with these laws, we may need to invest substantial resources to comply with evolving standards, and this investment would result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Our officers and directors have limited liability and have indemnification rights

Our Articles of Incorporation and by-laws provide that we may indemnify our officers and directors against losses sustained or liabilities incurred which arise from any transaction in that officer’s or director’s respective managerial capacity unless that officer or director violates a duty of loyalty, did not act in good faith, engaged in intentional misconduct or knowingly violated the law, approved an improper dividend, or derived an improper benefit from the transaction.

USE OF PROCEEDS

The Shares covered by this prospectus are being registered for the account of the selling shareholders. We will not receive any proceeds from the disposition of common stock, or the interests therein, by the selling shareholders.

PRICE RANGE OF COMMON STOCK

Our common stock currently trades on the OTC Bulletin Board (“OTCBB”) exchange under the symbol “NTRZ.OB”. The following table sets forth the range of high and low closing sales prices for our common stock as reported on the OTCBB for the periods indicated below. The quotations below reflect inter-dealer prices, without retail mark-up, markdown or commission, and may not represent actual transactions.

NUTRACEA COMMON STOCK	Low	High
Year Ended December 31, 2006
Fourth Quarter	$1.30	$2.74
Third Quarter	$0.80	$1.38
Second Quarter	$0.60	$1.45
First Quarter	$0.65	$1.42

Year Ended December 31, 2005
Fourth Quarter	$0.65	$1.17
Third Quarter	$0.39	$1.81
Second Quarter	$0.39	$0.65
First Quarter	$0.30	$0.67

As of March 2, 2007, there were approximately 303 holders of record of our common stock.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock. We currently anticipate that we will retain all future earnings for the expansion and operation of our business and do not anticipate paying cash dividends in the foreseeable future.

SELECTED CONSOLIDATED FINANCIAL DATA

The following unaudited selected historical information has been derived from the audited consolidated financial statements of NutraCea. The selected consolidated financial information as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated financial information as of December 31, 2004, 2003 and 2002 and for each of the two years in the period ended December 31, 2003 have been derived from our audited consolidated financial statements that are not included in this prospectus. The information set forth below should be read in conjunction with the financial statements, related Notes thereto, and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this Form 10-K.

Annual Summary

Selected financial information represents annual results. Due to the acquisition of The RiceX Company on October 4, 2005, the following represents annual results for NutraCea and three months of operations for RiceX for 2005 information.

Statements of Operations Data: (In thousands except per share data)

	Years ended December 31,
	2006	2005	2004	2003	2002

Revenues	$18,090	$5,564	$1,225	$1,536	$1,286
Costs and expenses	17,043	8,558	24,776	9,763	4,392
Income (loss) from operations	1,047	(2,994)	(23,551)	(8,227)	(3,106)
Other income (expense)	538	(878)	(24)	(4,309)	(3,356)
Net income (loss)	$1,585	$(3,872)	$(23,575)	$(12,536)	$(6,462)
Basic net income (loss) per common share	$0.02	$(0.10)	$(1.18)	$(2.05)	$(0.29)
Diluted net income (loss) per common share	$0.02	n/a	n/a	n/a	n/a

Weighted average number of shares outstanding	76,696	38,615	19,906	6,107	22,071
____________________

Balance Sheet Data: (In thousands)

	As of December 31,
	2006	2005		2004	2003	2002

Cash, cash equivalents, restricted cash and investments	$15,235	$3,636		$2,112	$100	$35
Total assets	73,255	47,464		3,338	541	556
Current liabilities	2,881	1,261		441	1,028	1,628
Long-term debt	-	9		1,635	-	-
Deficit accumulated during the development stage	(49,305)	(50,890	)(1)	(44,928)	(21,345)	(8,683)
Total stockholders' equity (deficit)	$66,884	$38,893		$1,167	$(487)	$(3,123)

(1)
The Company adopted Securities and Exchange Commission, Staff Accounting Bulletin No. 108 in 2006. As a result, the Company increased accumulated deficit at December 31, 2005 by $2,090,000. See Note 3 to the audited financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion on our financial condition and results of operations should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this Prospectus.

Note Regarding Forward-Looking Statements

This discussion contains forward-looking statements that relate to future events or future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "intends," "potential" or "continue" or the negative of such terms or other comparable terminology. These statements are only predictions. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including the risks outlined under "Risk Factors" and elsewhere in this prospectus.

Comparison of Results for the Years Ended December 31, 2006 and 2005

For the year ended December 31, 2006, our net income was $1,585,000, or $0.02 per share, compared to a loss of $3,872,000, or $0.10 loss per share, in 2005, showing an improvement of $5,457,000. The improvement for the year ended December 31, 2006 was primarily due to increased revenue by $12,526,000, offset by increased cost of sales of $6,252,000, resulting in an increase in gross margins of $6,274,000 for 2006 compared to 2005. The favorable increase of $5,457,000 was primarily due to increased total revenues combined with new product sales and new license and royalty fees. There were positive trends in our infomercial products, domestic animal product lines primarily sold to the equine market and our domestic functional foods and nutraceutical product lines. Assuming the merger with RiceX was effective for the entire year of 2005, the unaudited pro forma condensed combined consolidated net loss for year ended December 31, 2005 would have been $7,506,000 (NutraCea year ended December 31, 2005 net loss $3,567,000, RiceX year ended December 31, 2005 net loss $3,994,000 and $55,000 intercompany adjustment).

Consolidated revenues for the year ended December 31, 2006 were $18,090,000, an increase of $12,526,000, or 225%, from consolidated revenues of $5,564,000 in 2005. The increased revenue was a result of increased volume in all categories, including a $5,044,000 increase in the infomercial market, a $2,500,000 increase in the equine market, and a $2,000,000 increase in sales of the nutraceutical products. Also contributing to our revenue increase was license fees, royalties and other income in the amount of $985,000. Assuming the merger with RiceX was effective for the entire year of 2005, the unaudited pro forma condensed combined consolidated revenues for year ended December 31, 2005 would have been $8,082,000 (NutraCea year ended December 31, 2005 consolidated revenues $4,569,000, RiceX year ended December 31, 2005 consolidated revenues $3,838,000 and $325,000 intercompany adjustment).

Cost of goods sold increased $6,252,000 from $2,878,000 in 2005 to $9,130,000 in 2006 due primarily to the significant increase in product sold in 2006. Gross margins increased $6,274,000 to $8,960,000 in 2006, from $2,686,000 in 2005. This 233% increase was due to new sales in the infomercial market and increased sales in the equine market and nutraceutical markets. Assuming the merger with RiceX was effective for the entire year of 2005, the unaudited pro forma condensed combined consolidated gross margins for the year ended December 31, 2005 would have been $4,351,000 (NutraCea year ended December 31, 2005 gross margins at $2,046,000 and RiceX year ended December 31,2005 gross margins at $2,305,000).

Research and Development (R&D) expenses increased $186,000 in 2006 to $377,000 due to increased product development costs.

Sales, General and Administrative (SG&A) expenses increased $2,170,000 from $3,862,000 in 2005 to $6,032,000 in 2006. The increase was mostly due to added employee related, travel, office, commission, and other general operating expenses. Included in SG&A category is stock-based compensation for employees, directors and consultants. Stock-based compensation decreased $142,000 from $868,000 in 2005 to $726,000 in 2006. Stock-based compensation expenses decreased $420,000 from $1,511,000 in 2005 to $1,091,000 in 2006. These non-cash charges relate to issuances of common stock and common stock warrants and options in 2006 and 2005. The higher issuances of restricted stock, options and warrants during 2005 was deemed necessary by management to retain and compensate officers, directors, consultants and employees while conserving cash assets that would otherwise have been expended for these purposes.

Professional fees decreased $123,000 from $1,627,000 in 2005 to $1,504,000 in 2006. In 2006, professional expenses were associated with consultants, accounting, SOX 404 compliance, legal, investor relations and stock-based compensation expenses. We incurred investor relations costs of $251,000 in 2006 compared to $307,000 in 2005, a decrease of $56,000 associated with an investor relations firm and fees associated with SEC filing requirements. Stock-based compensation on stock and warrant issues to consultants for services decreased $278,000 from $643,000 in 2005 to $365,000 in 2006

Interest expense decreased by $889,000 to $7,000 in 2006 due to the payoff of a note of $2,400,000 at 7% interest compounded quarterly on October 4, 2005. Interest expense in 2006 primarily consisted of interest on a loan for equipment.

Income tax expense is reported in selling, general and administrative expenses and consists of $5,000, $2,400 and $2,400 for the years ended December 31, 2006, 2005 and 2004, respectively.

Deferred taxes arise from temporary differences in the recognition of certain expenses for tax and financial reporting purposes. At December 31, 2006 and 2005, management determined that realization of these benefits is not assured and has provided a valuation allowance for the entire amount of such benefits. At December 31, 2006, net operating loss carryforwards were approximately $25,018,000 for federal tax purposes that expire at various dates from 2011 through 2020 and $12,230,00 for state tax purposes that expire in 2010 through 2015.

The Company has an unrecorded income tax benefit of $14,100,000 resulting from the exercise of options during 2006. This benefit can only be recognized if the net operating losses are used in future periods or if net operating losses expire, and will be recorded in equity.

Utilization of net operating loss carry forwards may be subject to substantial annual limitations due to the “change in ownership” provisions of the Internal Revenue Code of 1986, as amended, and similar state regulations. The annual limitation may result in expiration of net operating loss carry forwards before utilization.

Comparison of Results for the Years Ended December 31, 2005 and 2004

Due to the merger of NutraCea with RiceX which occurred in the fourth quarter of 2005, the results of operations discussed below may not be comparable to future operations of the combined entity.

We had a net loss of $3,872,000 for the year ended December 31, 2005, or $0.10 loss per share, compared to a net loss of $23,583,000 for 2004, or $1.18 loss per share. The net loss reduction of $19,710,000 was primarily due to reduced issuances of common stock, stock option and warrants that result in non-cash expenses, increased total revenues, and new business development in the infomercial market. There were positive trends in our domestic animal product lines primarily sold to the equine market and our domestic functional foods and nutraceutical product lines.

Consolidated revenues for the year ended December 31, 2005 were $5,564,000, an increase of $4,339,000, or 354% on a comparative basis to the year ended December 31, 2004. The 354% increase was primarily a result of new sales in the infomercial market of $3,012,000 which began in September 2005. We had sales in the nutraceutical equine market of $1,071,000, sales in other nutraceutical markets of $323,000, and technology income of $100,000 in 2005. Also contributing to our revenue increase was fourth quarter sales of approximately $1,058,000 by The RiceX Company, which we acquired at the beginning of the fourth quarter of 2005.

Cost of goods sold increased from $600,000 in 2004 to $2,878,000 in 2005 due primarily to the significant increase in product sold in 2005. Gross margins increased $2,061,000 to $2,686,000 in 2005, from $625,000 in 2004. This 330% increase was due to new sales in the infomercial market, increased sales in the equine market and nutraceutical markets, and the addition of gross margins attributable to The RiceX Company.

R&D expenses increased $64,000 in 2005 to $191,000 due to increased product development costs.

SG&A expenses decreased $7,782,000 from $11,644,000 in 2004 to $3,862,000 in 2005. The decrease related primarily to share-based compensation. Share-based compensation decreased $8,847,000 from $9,715,000 in 2004 to $868,000 in 2005. These non-cash charges are related to issuances of common stock and common stock warrants and options awarded in 2005 compared to 2004. During 2004, these non-cash expenses relating to the issuance of 5.5 million restricted shares of common stock to the Company’s former Chief Executive Officer for services rendered and repayment of debt; the value of restricted shares and shares covered by the Company’s S-8 registration statement issued to officers, directors and consultants for services; and the value of options and warrants issued to various employees and consultants. The increased issuance of restricted stock, options and warrants during 2004 was deemed necessary by management to retain and compensate officers, directors, consultants and employees while conserving cash assets that would otherwise have been expended for these purposes.

Professional fees decreased $10,778,000 from $12,405,000 in 2004 to $1,627,000 in 2005. The decrease related primarily to share-based compensation. Share-based compensation on stock and warrant issues to consultants for services decreased $10,640,000 from $11,283,000 in 2004 to $643,000 in 2005.

Interest expense increased by $868,000 to $896,000 in 2005 due to interest and discount related to a note payable of $2,400,000 at 7% interest compounded quarterly. On October 4, 2005, principle of $2,400,000 and $137,000 interest was paid in full. A non-cash discount in the amount of $759,000 was amortized in 2005.

The provision of income taxes for the years ended December 31, 2005 and 2004 consists of the $2,400 for minimum state income taxes.

Deferred taxes arise from temporary differences in the recognition of certain expenses for tax and financial statement purposes. At December 31, 2005, management determined that realization of these benefits is not assured and has provided a valuation allowance for the entire amount of such benefits. At December 31, 2005, net operating loss carry forwards were approximately $23,000,000 for federal tax purposes that expire at various dates from 2011 through 2025 and $19,700,000 for state tax purposes that expire in 2010 through 2015.

Utilization of net operating loss carry forwards may be subject to substantial annual limitations due to the “change in ownership” provisions of the Internal Revenue Code and similar state regulations. The annual limitation may result in expiration of net operating loss carry forwards before utilization.

Liquidity and Capital Resources

Our cash and cash equivalents were $14,867,000, $3,491,000 and $1,928,000 at December 31, 2006, 2005 and 2004, respectively.

For the year ended December 31, 2006, net cash used in operations was $629,000, compared to net cash used in operations in the same period of 2005 of $3,378,000, an improvement of $2,749,000. This improvement in cash used by operations resulted from our increase in sales and gross margins offset by our increase total operating expenses as noted above. Cash used in investing activities for the year ended December 31, 2006 was $9,698,000, compared to $63,000 for the same period of 2005. This increase was caused by our current plant expansion projects and the acquisition of other assets. Cash provided from financing activities for the year ended December 31, 2006 was $21,703,000 and is attributed to our private placement financing (see below), proceeds from exercise of stock options and the repayment of long-term debt in the amount of $15,000. Our working capital position was $23,320,000, $5,206,000 and $284,000 as of December 31, 2006, 2005 and 2004, respectively.

On May 12, 2006, we sold an aggregate of 17,560 shares of our Series C Convertible Preferred Stock at a price of $1,000 per share in a private placement transaction. This private placement of securities generated aggregate gross proceeds of approximately $17,560,000 ($15,934,000 net after offering and related expenses). The preferred shares can be converted to shares of our common stock at a conversion rate of approximately 1,176 shares of common stock for each preferred share issued in the transaction. Additionally, the investors were issued warrants to purchase an aggregate of 10,329,412 shares of our common stock at an exercise price of $1.35 per share. The warrants have a term of five years and are immediately exercisable. An advisor for the financing received a customary fee based on aggregate gross proceeds received from the investors and a warrant to purchase 500,000 shares of common stock at an exercise price per share of $1.35 and a term of five years.

On October 4, 2005, we sold an aggregate of 7,850 shares of our Series B Convertible Preferred Stock at a price of $1,000 per share in a private placement transaction. This private placement of securities generated aggregate gross proceeds of approximately $7,850,000 (approximately $7,301,000 after offering expenses). The preferred shares can be converted to shares of common stock at a conversion rate of 2,000 shares of common stock for each preferred share issued in the transaction. Additionally, we issued in this transaction warrants to purchase an aggregate of 7,850,000 shares of common stock at an exercise price of $0.70 per share. The warrants have a term of five years and are immediately exercisable. An advisor for the financing received a customary fee based on aggregate gross proceeds received from the investors and a warrant to purchase 1,099,000 shares of common stock at an exercise price per share of $0.50 and a term of five years.

On February 15, 2007, we sold an aggregate of 20,00,000 shares of our common stock at a price of $2.50 per share in connection with a private placement for aggregate gross proceeds of $50,000,000 (approximately $47,000,000 after offering expenses). Additionally, the investors were issued warrants to purchase an aggregate of 10,000,000 shares of our common stock at an exercise price of $3.25 per share. The warrants have a term of five years and are immediately exercisable. An advisor for the financing received a customary fee based on aggregate gross proceeds received from the investors and a warrant to purchase 1,200,000 shares of common stock at an exercise price per share of $3.25 and a term of five years.

Domestic Initiatives

We began an initiative to expand our Dillon, Montana plant to increase production capacity to meet the growing market demand for our value-added products made from stabilized Rice Bran. We ordered additional equipment and expanded the Dillon Montana facility. The first phase expansion of Dillon has increased our NutraCea Solubles and NutraCea Fiber Complex capacity by more than 100%. An additional 50% capacity increase will follow in 2007 through a phase II expansion of Dillon. We intend to construct an additional processing facility in Louisiana during 2007 to produce the value-added product of NutraCea Solubles, Dextrinized Rice Bran and NutraCea Fiber Complex in an effort to meet expected customer demands for these products.

We have existing financial liquidity from cash on hand and current cash flow to complete the expansion. Strong market interest in our proprietary stabilized Rice Bran derivatives has prompted the need for increased manufacturing capability and is consistent with our goal of meeting growing customer demands and a new awareness of our products' value. This increase in manufacturing capacity is the most efficient and economical means of boosting capacity as quickly as possible to meet the increasing demands of the marketplace.

We have entered into a raw rice bran supply agreement with Louisiana Rice Mill LLC, or LRM. The agreement quadruples our current annual supply of raw rice bran in the United States. In addition, we announced the construction of our stabilization facility at the LRM rice milling facility in Mermentau, Louisiana. Under the terms of the agreement, LRM will supply raw rice bran from its rice milling operations to NutraCea. The supply agreement is intended to provide as much as 30,000 tons annually to our current supply of raw bran, which will be processed through our exclusive proprietary stabilization system to produce stabilized rice bran for both the human and animal nutrition markets. We have the ability to fund this project with existing cash resources. The new facility at LRM is expected to be completed and operational by April 2007.

We have also entered into a second raw rice bran supply agreement with another Louisiana rice milling company and engineering and permitting work is currently underway. The second Louisiana plant will include both rice stabilization technology and value-added products technology. The second plant is expected to begin operations during the second half of 2007. Again, NutraCea has the ability to fund this project with existing cash resources..

International Initiatives

On September 13, 2005, we entered into an agreement with a Dominican Republic rice mill whereby the two companies agreed to form a joint venture. The terms of the agreement allows us the option to install equipment to produce annually at least 5,000 metric tons of stabilized rice bran in the Dominican Republic, or in the alternative produce the product in the United States and ship the raw ingredients to the Dominican Republic and package it in final form there. The joint venture will be equally owned by the two companies and will commercially sell stabilized rice bran products through retail and government in the Dominican Republic and Haiti. Nutracea has shipped product directly rather than utilize the joint venture since the Company has chosen not to build a processing facility in the Dominican Republic as of the date of this prospectus.

On October 25, 2005, we signed an agreement with an industrial consortium in Colombia to study the creation of a joint entity to share equally in the profits generated from sales of our products in the Colombian market. Under the agreement, the Colombian consortium is to provide 50% of all the financing necessary to construct the plants (with us providing the remaining 50% of the financing) and is to be responsible for providing all the necessary land and space required for the implementation of the plants to be constructed. The Colombian consortium would be responsible for providing all of the sales and distribution as part of its contribution to the joint entity. We continue efforts to execute a formal definitive agreement; however, we have not entered into a definitive agreement as of the date of this prospectus.

On October 28, 2005, we entered into a binding letter of intent with an Ecuadorian company to study arriving at a definitive agreement for a working arrangement that will allow the Ecuadorian company the right to utilize our proprietary ingredients and value-added processing in their multi-faceted food business, which includes animal feed, poultry and cereals. We have not entered into a definitive agreement as of the date of this prospectus, as we have chosen not to locate facilities in Equador at this time. Instead, we are currently servicing this company with product shipped from the United States.

In November 2005, NutraCea signed a Supply and Distribution Agreement with T. Geddes Grant, a Jamaican Corporation. The agreement requires us to deliver a customized formulated and fortified RiSolubles mix to T. Geddes Grant. The agreement requires that T. Geddes Grant purchase certain minimums during the agreement in order for them to maintain exclusivity under the terms of the agreement. As of the date of this prospectus, we have not shipped product to T. Gaddes Grant.

On December 19, 2006, NutraCea began distributing product to thousands of orphans through Community Based Organizations in Malawi as part of an extraordinary collaborative effort with Feed the Children, Raising Malawi and The Malaria Solution Foundation. The mission was to provide direct physical assistance, long-term sustainability and support to many of Malawi's two million orphans and vulnerable children. Approximately ten thousand children at the Consol Homes-Raising Malawi Orphan Care Center received our product to help improve their overall nutrition. The initial product distribution was made possible through funding raised by The Malaria Solution Foundation with a purchase and donation of NutraCea's products.

There can be no assurance that these international initiatives will be achieved in part or whole, however management continues its efforts to formalize its relationship within these countries to further its business activities.

Off Balance Sheet Arrangements

We have not entered into any transactions with unconsolidated entities whereby we have financial guarantees, subordinated retained interests, derivative instruments or other contingent arrangements that expose us to material continuing risks, contingent liabilities, or any other obligation under a variable interest in an unconsolidated entity that provides financing and liquidity support or market risk or credit risk support to the Company.

Contractual Obligations

As part of the normal course of business, the Company incurs certain contractual obligations and commitments which will require future cash payments. The following tables summarize the significant obligations and commitments.

	Payments Due by Period
($ in thousands)	Total	2007	2008	2009	2010	2111	2112

Long-term debt	$-	$-	$-	$-	$-	$-	$-
Capital lease	-	-	-	-	-	-	-
Operating leases	4,031	605	729	750	775	801	371
Purchase obligations	-	-	-	-	-	-	-
Total contractual obligations	$4,031	$605	$729	$750	$775	$801	$371

Critical Accounting Policies

A summary of our significant accounting policies is included in Note 2, Part II - Item 8, FINANCIAL STATEMENTS. We believe the application of these accounting policies on a consistent basis enables us to provide timely and reliable financial information about our earnings results, financial condition and cash flows.

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make judgments, estimates and assumptions regarding uncertainties that affect the reported amounts presented and disclosed in the financial statements. Management reviews these estimates and assumptions based on historical experience, changes in business conditions and other relevant factors that they believe to be reasonable under the circumstances. In any given reporting period, actual results could differ from the estimates and assumptions used in preparing our financial statements.

Critical accounting policies are those that may have a material impact on our financial statements and also require management to exercise significant judgment due to a high degree of uncertainty at the time the estimate is made. Management has discussed the development and selection of our accounting policies, related accounting estimates and the disclosures set forth below with the Audit Committee of our Board of Directors. We believe our critical accounting policies include those addressing revenue recognition, allowance for doubtful accounts, and inventories.

Revenue Recognition

Revenues from product sales are recognized when products are shipped and when the risk of loss has transferred to the buyer. Deposits are deferred until either the product has shipped or conditions relating to the sale have been substantially performed.

Allowance for Doubtful Accounts

We continuously monitor collections from our customers and maintain an allowance for doubtful accounts based upon our historical experience and any specific customer collection issues that we have identified. While such credit losses have historically not exceeded our expectations and the provisions established, there is a risk that credit losses in the future will exceed those that have occurred in the past, in which case our operating results would be adversely affected.

Valuation of long-lived assets

Long-lived assets, consisting primarily of property and equipment, patents and trademarks, and goodwill, comprise a significant portion of our total assets. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying values may not be recoverable. Recoverability of assets is measured by a comparison of the carrying value of an asset to the future net cash flows expected to be generated by those assets. The cash flow projections are based on historical experience, management’s view of growth rates within the industry, and the anticipated future economic environment.

Factors we consider important that could trigger a review for impairment include the following:

(a)	significant underperformance relative to expected historical or projected future operating results,

(b)	significant changes in the manner of its use of the acquired assets or the strategy of its overall business, and

(c)	significant negative industry or economic trends.

When we determine that the carrying value of patents and trademarks, long-lived assets and related goodwill and enterprise-level goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, it measures any impairment based on a projected discounted cash flow method using a discount rate determined by its management to be commensurate with the risk inherent in its current business model.

Marketable Securities

Marketable securities are marked to market at each period end. Any unrealized gains and losses on the marketable securities are excluded from operating results and are recorded as a component of other comprehensive income (loss). If declines in value are deemed other than temporary, losses are reflected in Net income (loss).

Inventory

Inventory is stated at the lower of cost (first-in, first-out) or market and consists of nutraceutical products. While we have an inventory of these products, any significant prolonged shortage of these ingredients or of the supplies used to enhance these ingredients could materially adversely affect the our results of operations.

Property and Equipment

Property and equipment are stated at cost. We provide for depreciation using the straight-line method over the estimated useful lives as follows:

Furniture and equipment	5-7	years
Automobile	5	years
Software	3	years
Leasehold Improvements	2.4-7	years
Property and equipment	7-10	years

Expenditures for maintenance and repairs are charged to operations as incurred while renewals and betterments are capitalized. Gains or losses on the sale of property and equipment are reflected in the statements of operations.

Fair Value of Financial Instruments

For certain of our financial instruments, including cash, accounts receivable, inventory, prepaid expenses, accounts payable, accrued salaries and benefits, deferred compensation, accrued expenses, customer deposits, due to related party, notes payable - related party and note payable, the carrying amounts approximate fair value due to their short maturities.

Stock-Based Compensation

On January 1, 2006, NutraCea adopted SFAS No. 123(R), “Share-Based Payment” (“SFAS 123(R)”). SFAS 123(R) replaced SFAS No. 123 and supersedes APB Opinion No. 25. SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. The pro forma disclosures previously permitted under SFAS 123 are no longer an alternative to financial statement recognition. NutraCea adopted SFAS 123(R) using the modified prospective method which requires the application of the accounting standard as of January 1, 2006. The consolidated financial statements as of and for the year ended December 31, 2006 reflect the impact of adopting SFAS 123(R). In accordance with the modified prospective method, the consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123(R). For stock-based compensation grants to consultants, we recognize as compensation expense the fair value of such grants, recognized over the related service period. Prior to 2006, we recorded stock-based compensation grants to employees based on the excess of the estimated fair value of the common stock on the measurement date over the exercise price.

Quantitative and Qualitative Disclosures About Market Risk

Our cash and cash equivalents have been maintained only with maturities of 30 days or less. Our short-term investments have interest reset periods of 30 days or less. These financial instruments may be subject to interest rate risk through lost income should interest rates increase during their limited term to maturity or resetting of interest rates. As of December 31, 2006, there was no long-term debt outstanding. Future borrowings, if any, would bear interest at negotiated rates and would be subject to interest rate risk. We do not believe that a hypothetical adverse change of 10% in interest rates would have a material effect on our financial position.

OUR BUSINESS

GENERAL

NutraCea (“we,” “us,” “our,” or the “Company”) is a California corporation formerly known as Alliance Consumer International, Inc. As a result of the reorganization transaction discussed below, we conduct the business previously carried on by NutraStar Technologies Incorporated, or NTI, a Nevada corporation that was formed and started doing business in February 2000 and is a wholly-owned subsidiary. In addition, we conduct business through our wholly-owned subsidiary, The RiceX Company, or RiceX, a Delaware corporation that we acquired on October 4, 2005.

The RiceX subsidiary is primarily engaged in the manufacturing of stabilized rice bran at its Sacramento facility for various consumptive uses, and the custom manufacturing of rice grain based products for food ingredient companies at its production facility in Dillon, Montana. RiceX Nutrients, Inc. has specialized processing equipment and techniques for the treatment of rice grain products to cook, convert, isolate, dry and package finished food ingredients used in the formulation of health food and consumer food finished products. NutraCea Solubles, a highly nutritious, carbohydrate and lipid rich fraction, is produced at the Dillon, Montana facility. NutraCea believes that these manufacturing capabilities are unique among grain processors, with custom processing capabilities suited to numerous food applications.

NutraCea is a health science company that has proprietary intellectual property that allows us to process and convert Rice Bran, one of the world’s largest wasted food resources, into a highly nutritious ingredient that has applications as a value added ingredient in various food products and as a key component of patented and proprietary formulations that have applications for treatment modalities in nutritional supplementation and as stand- alone products that can be sold through non-related entities with distribution into the market place, both domestically and internationally. These products include food supplements and medical foods, or "nutraceuticals," which provide health benefits for humans and animals based on stabilized rice bran and stabilized rice bran derivatives. We believe that stabilized rice bran products can deliver beneficial physiological effects. We have conducted and are continuing to pursue ongoing clinical trials and third party analyses in order to further support the uses for and effectiveness of our products.

Through the acquisition of The RiceX Company by NutraCea on October 4, 2005, the combined company, known as NutraCea, has created a vertically integrated company combining the manufacture, product development and marketing of a variety of products based upon the use of stabilized rice bran and rice bran formulations. We generated approximately $18,090,000, $5,564,000 and $1,225,000 in revenue for the years ended December 31, 2006, 2005 and 2004, respectively. We reported a net income of $1,585,000 for the year ended December 31, 2006, a net loss of $3,872,000 for the year ended December 31, 2005 and net loss of $23,582,000 for the year ended December 31, 2004. Our net operating loss, or NOL, carry-forwards expire for federal tax purposes at various dates from 2011 through 2025, and expire for state tax purposes in 2006 through 2010. See Part II — Item 8. FINANCIAL STATEMENTS.
As of December 31,2006, we occupy approximately 51,644 square feet of executive offices, laboratory, warehouse and production facilities in El Dorado Hills and West Sacramento, California; Burley, Idaho; Dillon, Montana and Scottsdale, Arizona. The Company is relocating its headquarters to Phoenix, Arizona, and has contracted for 26,147 square feet, which will replace the office space currently occupied in El Dorado Hills, California.

RiceX™ and RiceX Solubles™ are our registered trade names. TheraFoods®, ProCeuticals®, NutraGlo®, NutraBeauticals®, Mirachol®, Max “E”®, Max “E” Glo®, StaBran®, RiSolubles® and RiceMucil®, are some of our registered trademarks. In total, we have thirty five registered trademarks. In addition to our trade names and our trademarks, we hold patents to the production of Beta Glucan and a micro nutrient enriched rice bran oil process. We also hold patents to a method to treat high cholesterol, to a method to treat diabetes and on a process for producing Higher Value Fractions, or “HVF”, from stabilized rice bran. See PATENTS AND TRADEMARKS below.

Our corporate offices are located at 5090 N. 40th Street, Suite 400, Phoenix, AZ 85018. Our telephone number is (602) 522-3000. We have three wholly-owned subsidiaries, NTI, which in turn wholly owns NutraGlo Incorporated, a Nevada corporation, RiceX, which wholly owns RiceX Nutrients, Inc., a Montana corporation and Nutramercials, Inc., a Nevada corporation that is a member of Infomaxx, LLC. We also own part of NutraStarSport, Inc., a Nevada corporation.

HISTORY

We originally incorporated on March 18, 1998 in California as Alliance Consumer International, Inc. On December 14, 2001, NTI effected a reorganization with the inactive publicly-held company, Alliance Consumer International, Inc., and the name was changed to NutraStar Incorporated. As a result of the reorganization NTI became a wholly-owned subsidiary of NutraStar Incorporated and NutraStar Incorporated assumed the business of NTI.

On October 1, 2003, NutraStar Incorporated changed our name to NutraCea and the common stock began trading on the OTCBB under the symbol "NTRC." On November 12, 2003, we declared a 1:10 reverse stock split. Our common stock trades on the OTCBB under the symbol "NTRZ.OB"

On April 27, 2000, NutraStar formed NutraGlo Incorporated, or NutraGlo, a Nevada corporation, which was owned 80% by NTI and 20% by NaturalGlo Investors L.P. During 2001, NutraGlo started marketing, manufacturing and distributing one of our products to the equine market. In 2002, we issued 250,001 shares of our common stock to NaturalGlo Investors L.P. in exchange for the remaining 20% of the common stock of NutraGlo. The value of the shares was $250,001. As a result, NutraGlo is now a wholly-owned subsidiary of NTI.

On October 4, 2005, we acquired RiceX in a merger transaction in which our wholly-owned subsidiary, Red Acquisition Corporation, merged with and into RiceX, with RiceX surviving the merger as our wholly-owned subsidiary. In the merger, the stockholders of RiceX received 28,272,064 shares of NutraCea common stock in exchange for 100% of the shares of RiceX common stock, and NutraCea assumed the outstanding RiceX options and warrants, which became options and warrant to purchase a total of 11,810,507 shares of NutraCea common stock.

PRODUCTS

The NutraCea Process stabilizes rice bran, which is the portion of the rice kernel that lies beneath the hull and over the white rice. Rice bran contains over 60% of the nutritional value of rice. However, without stabilization, the nutritional value of rice bran is lost shortly after the milling process. This is due to the lipase-induced rancidity caused by the rice milling process. Consequently, this rich nutrient resource must either be thrown away or disposed of as low value animal feed. The NutraCea Process deactivates the lipase enzyme and makes the bran shelf life stable for a minimum of one year. While other competing processes have been able to stabilize rice bran for a limited time, the NutraCea Process naturally preserves more of the higher value nutritional and antioxidant compounds found in rice bran for a significantly longer period of time.

The NutraCea Process has enabled the Company to develop a variety of nutritional food products, including its primary product, NutraCea® Stabilized Rice Bran. The NutraCea® Stabilized Rice Bran NutraCea produces meets microbiological standards for human consumption. Our customers include consumer nutrition and healthcare companies, domestic and international food companies, and companion animal feed manufacturers.

We produce stabilized, nutrient-rich rice bran that may be used in a wide variety of new products. We are pursuing the development of proprietary rice bran products from stabilized rice bran. Our current products include:

NutraCea Stabilized Rice Bran:
Stable whole rice bran and germ. This is our basic stabilized rice bran product that is both a food supplement and an ingredient for cereals, baked goods, companion animal feed, health bars, etc., and also the base material for producing NutraCea Solubles, oils and NutraCea Fiber Complex.

NutraCea Stabilized Rice Bran Fine:	This is the same product as the NutraCea Stabilized Rice Bran, except that it has been ground to a particle size that will pass through a 20 mesh screen. It is used primarily in baking applications.
Dextrinized Rice Bran:

A carbohydrate converted NutraCea Stabilized Rice Bran that is more suitably used in baking and mixed health drink applications. This product contains all of the nutrient-rich components of NutraCea Stabilized Rice Bran.

NutraCea Solubles:

A highly concentrated soluble carbohydrate and lipid rich fraction component of NutraCea Stabilized Rice Bran with the fiber removed. NutraCea Solubles also embodies a concentrated form of the vitamins and nutrients found in NutraCea Stabilized Rice Bran.

NutraCea Fiber Complex:

Nutrient-rich insoluble fiber source that contains rice bran oil and associated nutrients. This product, designed for use by the baking and health food markets, is the remaining ingredient when NutraCea Stabilized Rice Bran is processed to form NutraCea Solubles.

In addition to the above, further refining NutraCea Stabilized Rice Bran into oil and its by-products can produce Max “E” Oil, NutraCea Defatted Fiber and Higher Value Fractions.

Max "E" Oil:
Nutrient-rich oil made from NutraCea Stabilized Rice Bran. This oil has a high flash point, which provides a very long fry life, and it is not readily absorbed into food. In addition, the oil maintains many of the nutritional benefits of the whole rice bran products.

NutraCea Defatted Fiber:	Low fat soluble fiber that does not contain rice bran oil. This is a product designed for use by the baking industry for its high fiber nutritional benefits.
Higher Value Fractions:

Nutraceutical-like compounds naturally occurring in NutraCea Stabilized Rice Bran and Rice Bran Oil that provide specific health benefits. Tocopherols, tocotrienols, and gamma oryzanol are some of the antioxidant-rich fractions that are found in rice bran and are enhanced by stabilization, with the gamma oryzanol being unique to rice.

We have developed a number of product lines using NutraCea Process stabilized rice bran products and proprietary rice bran formulations in various categories.

INDUSTRY BACKGROUND

By definition, nutraceuticals are products from natural sources that have biologically therapeutic effects in humans and animals. These compounds include vitamins, antioxidants, polyphenols, phytosterols, as well as macro and trace minerals. The NutraCea Process stabilized rice bran and rice bran oil are good sources for some of these compounds, including tocotrienols, a newly discovered complex of vitamin E, and gamma-oryzanol, which is found only in rice bran. Among other things, these compounds act as potent antioxidants. Stabilized rice bran and its derivatives also contain high levels of B-complex vitamins and beta-carotene, a vitamin A precursor. Stabilized rice bran also contains high levels of carotenoids and phytosterols, both essential fatty acids, as well as a balanced amino acid profile and both soluble and insoluble fiber which promote colon health. See section “Benefits of NutraCea Stabilized Bran” for additional information.

Rice is one of the world's major cereal grains, although United States production of rice is only a small fraction of total world production. According to the United States Department of Agriculture, approximately 65% of the nutritional value of rice is contained in the rice bran, the outer brown layer of the rice kernel which is removed during the milling process. However, raw, unstabilized rice bran deteriorates rapidly. Because of the rapid degradation and short shelf life, rice bran has not been widely accepted as a component of nutrition, health or beauty products, notwithstanding the known benefits. We have developed a method of stabilizing rice bran we believe is superior to other methods and provides a shelf life greater than one year, which we believe is longer than any other stabilized rice bran. The longer shelf life allows for economical production of nutrition products which incorporate rice bran ingredients.

As the market becomes more aware of the value of our ingredients and proprietary formulations we believe demand for our products will increase materially. Since stabilized rice bran is a safe food product, we believe that its beneficial effects can be obtained with no known deleterious side effects, such as those that may be present in pharmaceuticals. Many physicians have taken an interest in our nutraceutical products as a means of offering alternative or complementary approaches for treating serious healthcare problems. If further clinical trials support the beneficial effects of our nutraceutical and medical foods products and if the medical community widely endorses such use of our products, we believe that our products in certain situations, may be used as a nutritional therapy either prior to or as a complement to traditional pharmaceutical therapies for the treatment of a variety of ailments including diabetes and coronary heart disease.

THE IMPORTANCE OF RICE

Rice is the staple food for approximately 70% of the world’s population, and is the staple food source for several of the world’s largest countries. World rice production is expected to be more than 615 million metric tons in the 2006-2007 crop year (according to the United States Department of Agriculture), constituting more than one quarter of all cereal grains produced worldwide. The United States accounts for less than 2% of the world’s rice production. 90% of world rice tonnage is produced in 13 countries with aggregate populations of 3.2 billion people (according to the USA Rice Federation, Rice Notes). Approximately 75% of all rice production occurs in China, India, South East Asia, Africa and South America. Combined, these regions have a population of 2.3 billion people (nearly 50% of the world’s population), and an average per capita gross domestic product of $2,000 (less than one tenth of the U.S. average).

Malnutrition is a common problem in this group of nations, particularly for people located in rural villages where subsistence rice farming is a primary livelihood. Transportation and storage are poor. Consequently, locally grown rice is consumed locally and the amount of food available varies widely over time with changes in seasons and weather. Children are especially susceptible to variations in local agricultural output due to their heightened nutritional needs and dependency on others for food. Per capita rice consumption in many of the poorer rice belt countries exceeds one pound per day.

Despite the importance of rice as a worldwide food source and the problems associated with nutritional deficiencies in rice-dependent nations, approximately 65% of the nutrients found in rice are destroyed during milling. Most of the rice nutrients are contained in the outer brown layer of the rice kernel known as the bran layer, which, because of poor stability, becomes inedible due to lipase-induced rancidity or microbiological spoilage shortly after the milling process.

RICE PROCESSING AND RICE BRAN STABILIZATION

When harvested from the field, rice is in the form of paddy, or “rough” rice. In this form, the rice kernel is fully enveloped by the rice hull. The hull is dried and then removed in the first stage of milling, yielding brown rice. In the second stage of milling, the outer brown layer, or rice bran, is removed to produce white rice. Rice bran is composed of the rice germ and several sub-layers, which accounts for approximately 8% by weight of paddy rice and contains over 60% of the nutrients found in each kernel of rice. (See Juliano, B.O., 1985 Rice: Chemistry and Technology, American Association of Cereal Chemists, St. Paul, MN, pp. 37-50.)

Under normal milling conditions, when brown rice is milled into white rice, the oil in the bran and a potent lipase enzyme found on the surface of the bran come into contact with one another. The lipase enzyme causes very rapid hydrolysis of the oil, converting it into glycerol, monoglycerides, diglycerides and free fatty acid, or FFA. As the FFA content increases, the rice bran becomes unsuitable for human or animal consumption. At normal room temperature, the FFA level increases to 5-8% within 24 hours and thereafter increases at the rate of approximately 4-5% per day. Rice bran is unfit for human consumption at 5% FFA, which typically occurs within 24 hours of milling.

When the lipase enzyme can be deactivated, rice bran can be stabilized, thus preserving a potentially important nutrient source that is largely wasted today. Heat will deactivate the lipase enzyme, reduce microbiological load and reduce moisture levels. Although heat serves as the basis for most attempts to stabilize rice bran, most of the rice bran nutrients are lost in this process. Parboiled, or converted rice, is subjected to soaking and steaming prior to being dried and milled. This process softens the rice kernel and reduces the problem of lipase-induced hydrolysis. The bran produced from parboiled rice, however, is only semi-stabilized, typically spoiling in 20 days or less. The parboiling process also destroys much of the nutritional value of the bran because many of the micro nutrients are water-soluble and are leached out during the parboiling process. There have been a number of attempts to develop alternative rice bran stabilization processes that deactivate the lipase enzyme using chemicals, microwave heating and variants on extrusion technology. We believe each of these efforts results in an inferior product that uses chemicals or does not remain stable for a commercially reasonable period, or the nutrients in the bran are lost thereby significantly reducing the nutritional value in the bran.

THE NUTRACEA SOLUTION

The NutraCea Process uses proprietary innovations in food extrusion technology to create a combination of temperature, pressure and other conditions necessary to deactivate the lipase enzyme without significantly damaging the structure or activity of other, higher value compounds, oils and proteins found in the bran. The NutraCea Process does not use chemicals to stabilize raw rice bran, and produces an “all natural” nutrient-rich product.

Our processing equipment is designed to be installed on the premises of any two-stage rice mill and is located downstream from the rice polishers. After hulling, the rice is transported pneumatically to the rice polishing room where the brown rice kernels are tumbled and the rice bran is polished from the surface of each kernel. The bran is separated from the denser polished rice grain and is transported pneumatically to a loop conveyor system we designed. The loop conveyor system immediately carries the fresh, unstabilized rice bran to the NutraCea stabilizer. Stabilization is achieved by feeding the fresh rice bran into a specially designed and proprietary technological process. The result is a selectively deactivated lipase enzyme and reduced microbiological load. Process controllers that maintain process conditions within the prescribed pressure/temperature regime control the system. In case of power failure or interruption of the flow of fresh bran into the system, the electronic control system is designed to purge our equipment of materials in process and safely shut down.

Bran leaving our stabilization system is treated through an additional proprietary technological process that further tempers and reduces the moisture. This Bran is then discharged onto our proprietary cooling unit specifically controlling air pressure and humidity. The cooled Bran is then loaded into one ton shipping containers for transportation to other processing facilities or is transported by pneumatic conveyor to a bagging unit for packaging in 30, 40, 50 and 2,000 pound sacks. NutraCea Stabilized Rice Bran (NutraCea SRB) has a shelf life of at least one year and is rich in tocopherols, tocotrienols, oryzanols, a complete and balanced amino acid profile and other nutritional and natural compounds that exhibit positive health properties.

The NutraCea Process system is modular. The processing conditions created by the NutraCea Process are unique. Each stabilization module can process approximately 2,000 pounds of NutraCea Bran per hour and has a capacity of over 5,700 tons per year. Stabilization production capacity can be doubled or tripled by installing additional NutraCea units sharing a common conveyor and stage system, which we believe can handle the output of the world’s largest rice mills. We have developed and tested a smaller production unit, which has a maximum production capacity of 840 tons per year, for installation in countries or locations where rice mills are substantially smaller than those in the United States.

NutraCea also produces proprietary value added products in its Dillon, Montana. In Dillon, NutraCea has established a production facility which has the ability to isolate components of the Stabilized Rice Bran into value added products with impressive nutritional profiles. The primary isolate is NutraCea Solubles which is a nutritionally dense pleasant tasting ingredient. Solubles can be used in nutritional finished goods like beverages, bars, powders and pastes. Solubles can also be served as a stand-alone nutrition supplement in feeding programs designed to address malnutrition in pregnant/lactating mothers and infant to adolescent children. Another isolate produced in Dillon is Fiber Complex. Fiber complex is an excellent source of hypoallergenic fiber which can be used in dietary supplement formats like a fiber powders, capsules, wafers, baked products and fiber bars.

BENEFITS OF NUTRACEA STABILIZED RICE BRAN

Rice bran is a rich source of protein, oil, vitamins, antioxidants, dietary fiber and other nutrients. The approximate composition and caloric content of NutraCea Stabilized Rice Bran is as follows:

Fat	18%-23%
Protein	12%-16%
Total Dietary Fiber	23%-35%
Soluble Fiber	2%-6%
Moisture	4%-8%
Ash	7%-10%
Calories	3.2 kcal/gram

Rice bran is unique in the plant kingdom. Its protein is hypoallergenic and contains all of the essential amino acids, the necessary building blocks of protein in the body. Rice bran contains approximately 20% oil, which closely resembles peanut oil in fatty acid composition and heat stability. Rice bran oil contains essential fatty acids and a broad range of nutraceutical compounds that have been demonstrated to have therapeutic properties. (See Cheruvanky and Raghuram, 1991 Journal of the American College of Nutrition, Vol. 10, No. 4, pp. 593-691.) In July 2005 we entered into a consulting agreement with an individual to assist in the research and validation of our products in the medical foods market.

Nutraceuticals are food constituents that have human therapeutic effects. Some of these compounds include a newly discovered complex of Vitamin E called “tocotrienols,” and gamma oryzanol, which is only found in rice. These compounds are potent antioxidants that have been shown to aid in reducing damage from free radicals in the body. NutraCea Bran also contains very high levels of B-complex vitamins, betacarotene (a vitamin A precursor), other carotenoids and phytosterols, as well as both soluble and insoluble fiber. (See Saunders, 1990, Rice Bran Oil, presented at Calorie Control Council Meeting, February 14, 1990, Washington, D.C.)

We have been assigned five U.S. patents relating to the production or use of nutraceutical HVF products. See PATENTS AND TRADEMARKS below.

BUSINESS STRATEGY

Our goal is to become a significant global supplier of Stabilized Rice Bran and rice bran based products in the premium consumer food and animal feed sectors of the marketplace. We produce stabilized rice bran and related products in manufacturing facilities we own or through other arrangements. See SUPPLY AND MANUFACTURING below. We intend to protect our process and products through both trade secret protection and through patent and trademark protection. See PATENTS AND TRADEMARKS below.

We believe that clinical support for stabilized rice bran products will further enhance the value of our products as nutraceuticals and functional food ingredients. Finally, we intend to aggressively market our products in four distinct product areas. These areas are nutraceuticals, functional food ingredients, performance feed and companion pet food supplements, and rice bran oils. In pursuit of this goal, we have focused and will continue to focus our marketing and development efforts in developed regions, including the U.S., Europe, South Africa, Argentina, Japan, South Korea and Taiwan; and in developing regions, including in Central and South America, India, China, Indonesia and most of the other countries in Asia and Africa.

DEVELOPED NATIONS

In developed nations, our focus is on producing and selling ingredients to large consumer product marketers as health enhancing ingredients for existing or newly developed products, and as stand-alone products to consumers. In addition, we have continued relationships with South Korean, German and other European companies to introduce our products into these regions. Although there can be no assurance that our products will be successfully introduced into these regions, we believe that interest of this type validates the potential opportunity. In addition, we believe that the relationship reflects the strategy for our foreign ventures. We intend to seek other opportunities in developed nations to convert stabilized rice bran grown in those countries into finished goods and into HVFs with demonstrated health or nutritional benefits.

DEVELOPING NATIONS

Our strategic development, using the NutraCea model, has been focused on making our nutrient-dense stabilized rice bran products available to developing countries where nutritional deficiencies are a major concern, particularly among school-aged children. We remain on the cutting edge in developing nations by reducing malnutrition and enhancing nutritional growth potential of school-aged children. The school nutritional and diet upgrading programs in developing countries worldwide represent a multi-billion dollar market, which provides us with an opportunity to make significant sales. The Food and Agriculture Organization of the United Nations and the Foreign Agricultural Service of the United States Department of Agriculture have targeted over 800 million nutritionally deficient humans for assistance in the worldwide program titled “American Special Supplemental Food Programs for Women, Infants and Children”.

NutraCea’s first international strategic alliance was established through its wholly owned subsidiary RiceX, in December 2000 with PRODESA and the Christian Children’s Fund in Guatemala. Under this alliance, we supplied nutritionally dense ingredients throughout Guatemala over a twelve-month period starting in January 2001. As a result, our stabilized rice bran product, NutraCea Solubles, has been used as a base for a nutritionally enhanced drink for school breakfast and lunch programs to over 67,000 children in rural communities throughout Guatemala. The twelve-month program in Guatemala was highly successful in reducing malnutrition in school age children and enhancing their nutritional growth potential. This proof-of-concept program in Guatemala generated nearly $2,300,000 in revenues for RiceX in the year ended December 31, 2001. In 2002 and following the similar program of Guatemala, El Salvador’s Ministry of Education in San Salvador purchased RiceX’s stabilized rice bran product, RiceX Solubles, for applications in its school nutrition programs for El Salvadorian children. RiceX had similar programs in the region in 2003 and 2004.

We are broadening our presence in the international markets. Building on our 2001 successful proof-of-concept program in Guatemala, we continue to develop and expand international market development activities in Central and South America. We have initiated discussions with governmental agencies within various Central and South America countries to explore securing contracts for the introduction of our highly nutritious and proprietary food supplements for use in local and national school feeding initiatives and family nutritional support programs. We are pursuing a strategy to introduce our technology to both the public and private sectors simultaneously using the strength of our local partners in foreign markets.

We are building alliances with strong partners demonstrating our commitment to building the type of mutually-beneficial strategic relationships that could launch our products through distribution channels in commercial and retail outlets in Latin America countries as well as supply a better, more cost effective solution for government feeding programs.

We continue to work with major rescue and relief agencies, congressional supporters and government offices of the USDA and the United States Agency for International Development to bring a multi-year program to provide nutritional drinks to substantial numbers of children each school day from either a U.S. basis facility or some future international facilities.

We also intend to partner with local governments and companies in developing nations to stabilize locally grown rice bran for local consumption and for future export. In furtherance of this objective, we plan to introduce our stabilization process systems in large rice mills located in Central and South America, China, India and Southeast Asia in the future. In many developing nations, the average person has a 300-500 calorie daily diet deficit. (See The Food and Agriculture Organization of the United Nations (FAO), Agrostat PC, on diskette (FAO, Rome, 12993); and the World Resources Institute in collaboration with the United Nations Environment Programme and the United Nations Development Programme, World Resources 1994-95 (Oxford University Press; New York, 1994), p. 108.). If we are able to expand into these areas, each NutraCea processing system has the capacity to provide up to 500 nutritionally dense calories to over 1 million people daily on an ongoing basis. The diet supplement provided by the locally grown and stabilized rice bran would help those people approach U.S. levels of nutrition.

We continue to hold discussions regarding the demonstration of our system and the end products for our technology with a number of companies and governments, including countries in Central America, India, China, Argentina, Brazil, Malaysia and certain African countries. We currently have signed letters of intent with companies in the food processing business and rice milling business in Central and South America countries as well as the Far East. See Part II - Item7. MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION - “International Initiatives”, for additional discussions. However, there can be no assurance that these letters of intent and discussions will lead to implementation of the NutraCea Process with these companies or governments.

SALES AND MARKETING

We have targeted three distinct channels of product distribution in which NutraCea Bran and related products may be used as the primary ingredient. Our key marketing strategy is to form strategic alliances with industry leaders in each of our target markets. This strategy will allow us to leverage the research, marketing and distribution strengths of our partners in order to more economically and efficiently introduce and market products. We have formed alliances, or have entered into negotiations to form alliances, in each of our target markets, which are nutraceuticals, functional food ingredients, performance feed and companion pet food supplements.

During fiscal 2006, approximately two percent of our net sales were to regions outside of the United States. Information on net sales to unaffiliated customers and long-lived assets attributable to our geographic regions is included in Note 18 of Notes to Consolidated Financial Statements.

Our overall marketing plans in each of the target markets are discussed below.

Nutraceuticals

Nutraceuticals are food-derived substances with pharmaceutical-like properties, including vitamins and dietary supplements. NutraCea Bran can be used as a nutraceutical to provide certain specific nutrients or food components (including antioxidants, oryzanols, Vitamin E, Vitamin B, and bran fiber) or to address specific health applications such as cardiovascular health, diabetes control, fighting free radicals and general nutritional supplementation. Our ingredient products are sold to consumer nutrition and healthcare companies, national nutritional retailers, multi-level personal product marketers,` and an infomercial company.

Functional Food Ingredients

NutraCea Bran is a low cost, all natural food product that contains a unique combination of oil, protein, carbohydrates, vitamins, minerals, fibers, and antioxidants that can be used to enhance the nutritional value of popular consumer products. Foods that are ideally suited for the addition of NutraCea Bran to their products include cereals, snack foods and breads. We are marketing NutraCea Stabilized Bran to consumer food companies for use in already established products and for development of new products.

The functional food market in the United States is $16 billion and we estimate that this represents more than a several $100 million annual market share opportunity for us. Premium ingredient manufacturers are in high demand and we are strategically positioned to take advantage of this growing and sustainable market opportunity. Our proprietary technology and product patents represent extremely valuable assets for achieving strategic leverage in this industry segment.

Performance Feed and Companion Pet Food Supplements

We also market NutraCea Bran as a feed supplement for animals. NutraCea Stabilized Bran is used as an equine feed supplement and has proven to provide greater muscle mass, improved stamina, and hair-coat luster when added to a normal diet. Show and performance horses represent the premium end of the equine market and present more than a $100 million annual market share opportunity for our future revenue growth. During 2003, NutraCea launched its own equine supplement label “Max E Glo”. In 2004, NutraCea entered into a distribution agreement with MannaPro, a national feed distributor. We continued to hold numerous discussions with several major domestic equine feed manufacturers and distributors.

Rice Bran Oils

Nutrient-rich oil made from NutraCea Stabilized Rice Bran has a high flash point, which provides a long fry life and is not readily absorbed into food. The oil also maintains many of the nutritional benefits of whole rice bran products, making it ideally suited for healthy salad and cooking oils. We hold a patent on the process for obtaining micronutrient enriched rice bran oil. There can be no assurance that any of our Stabilized Rice Bran Oil marketing efforts will be successful.

MARKETING METHODS

As of March 2, 2007, we have a Senior Vice-President of Sales and Marketing and nine domestic sales representatives. In addition, we have one equine market consultant and several marketing and distribution agreements with distributors in Mexico, South America, Western and Eastern Europe and Africa, for developing and marketing NutraCea Bran products. In addition, we have retained a firm to provide and assist in potential qualified customer introductions. We also have a non-exclusive agreement with a firm granting rights to advertise, promote, market, sell and distribute some of our products world-wide. We continue to work to develop additional significant alliances in efforts to increase our sales volume.

Pursuant to the Stabilized Rice Bran Processing Sales and Marketing Agreement between NutraCea and Farmers’ Rice Cooperative, or Farmers, a cooperative association organized under the California Food and Agriculture Code, dated September 1, 2005, we granted a license to Farmers to use our rice bran processing equipment for production of stabilized rice bran to a limited number of Farmers’ customers..Our Nutrition Supplements are currently marketed domestically through various distribution channels. In addition, we distribute products under the names FlexProtex™, Rice'n Shine™, Flex Protex Cream™, SuperSolubles®, ZymeBoost® and CeaBars™ through ITV Global, Inc. ("ITV"), a direct response marketing company. We and ITV entered into a Private Label Supply Agreement (the "Supply Agreement") and Strategic Alliance on August 24, 2005. Pursuant to this agreement, ITV will market and sell our products through infomercials. In 2006, we generated $8,057,000 in sales from these infomercials. The Supply Agreement has an initial term of two years and allows for a subsequent one-year term renewal. We have agreed in the Supply Agreement to fulfill ITV's requirements for the products specified in the agreement while ITV will use its best efforts to market, distribute and sell such products. The contracts have specific unit and dollar minimums in order for them to maintain limited exclusivity.

Our nutraceutical equine products are distributed under the name "Absorbine Flex+®" by W.F. Young, Inc. We and W.F. Young entered into a distribution agreement on May 1, 2001 which provides for NutraGlo to manufacture, package and ship all W.F. Young's sales requirements while W.F. Young is granted a license to use and market our equine products. NutraGlo has agreed to sell its equine healthcare products exclusively through W.F. Young at preferred product prices. W.F. Young has agreed to use its best efforts to promote NutraGlo's current and future equine products and make minimum product purchases. In May of 2003, the purchase requirements for the three-year contract had been met. The distribution agreement was for an initial term of three years ending on August 31, 2004. On September 18, 2003, NutraCea, W.F. Young and Wolcott Farms, Inc. entered into a Technology Agreement which, among other things, extended the initial term of the distribution agreement through September 12, 2006. On April 12, 2005, NutraCea and W.F. Young entered into a Manufacturing Agreement which granted to us the exclusive worldwide rights to manufacture certain equine products for W.F. Young. Additionally, on April 12, 2005, NutraCea and W.F. Young entered into a Distribution Agreement under which we granted W.F. Young (i) the right of first offer and right of first refusal to market our stabilized rice bran food supplements (other than Equine Flex+) for the equine market and (ii) the right of first offer and right of first refusal to market the Flex+ product and Flex+ technology for the non-equine, non-human market.

We have developed a number of other nutraceutical animal products, which we are seeking to distribute, subject to certain limited rights of first refusal granted to W.F. Young, through various distribution channels such as the Internet and strategic joint ventures in the large animal, pet and veterinarian industries.

CUSTOMERS

During year ended December 31, 2006 we had revenues of $18,090,000. We had one customer that represented more than ten percent of total revenues generated during 2006, that being ITV Global, Inc. with revenues reported approximately $8,057,000, or 45%.

During year ended December 31, 2005 we had revenues of $5,564,000. We had one customer that represented more than ten percent of total revenues generated during 2005, that being ITV Global, Inc. with revenues reported approximately $3,013,000, or 54%.

During year ended December 31, 2004 we had revenues of $1,225,000. We had one customer that represented more thatn ten percent of total revenues generated during 2004, that being W.F. Young, Inc. with revenues reported approximately $1,071,000, or 87%.

Loss of anyone of these customers could have a material adverse effect on our revenues and results of operations

SUPPLY AND MANUFACTURING

We purchase unstabilized rice bran from one major supplier, Farmers Rice Cooperative (FRC). Pursuant to our agreement with FRC, our stabilization machinery is physically attached to FRC’s rice processing plants and the rice bran by-product is directly transferred to our machinery for stabilization without the need for shipping. The relationship with FRC is symbiotic, as the rice manufacturer searches for raw rice bran marketing channels while we have ready access to unstabilized bran. At the end of 2006, FRC was our only supplier of unstabilized rice bran. We have recently entered into a new supply agreement with Louisiana Rice Mill which will increase our annual unstabilized rice bran supply four-fold. We have negotiated additional supply agreements with other rice mills within the United States and have begun the process of engineering and permitting in preparation for additional domestic operations. We have ongoing contractual discussions for supplies of rice bran in Europe and throughout other areas of the world. We are continuing to seek additional relationships with rice processors, both in the United States and abroad as part of our overall business strategy. We believe suitable alternative supply arrangements are readily available if needed.

As required, we ship NutraCea Bran from our facility in California to our plant in Dillon, Montana for further processing into NutraCea Solubles, Dextrinized Rice Bran and NutraCea Fiber Complex. We ordered and installed additional equipment and have expanded the Dillon Montana facility. This additional equipment has increased our NutraCea Solubles and NutraCea Fiber Complex by more than 100%. A second phase expansion of Dillon is currently underway with a completion date in the fall of 2007 which will provide a total expansion of 3 times the 2005 capacity. We intend to construct an additional value-added product processing facility during 2007 which will match the capacity of the expanded Dillon facility.

Every food product that we manufacture is produced under published FDA and USDA regulations for “Good Manufacturing Practices.” Our Chief Operating Officer oversees quality control and quality assurance testing. Product samples for each product code are analyzed for microbiological adherence to a predetermined set of product specifications and each lot is released only when it demonstrates its compliance with specifications.

RESULTS OF TRIALS AND SCIENTIFIC RESEARCH

The beneficial attributes of stabilized rice bran, including the RiSolubles® and RiceMucil® Nutritional Supplements, have been studied and reported by several laboratories, including Medallion Laboratories, Craft’s Technologies, Inc., Southern Testing & Research Laboratories, and Ralston Analytical Laboratories. NutraCea has no affiliation with any of the laboratories that performed these studies but did pay for certain portions of these studies. These analyses have verified the presence of antioxidants, polyphenols, and phytosterols, as well as beneficial macro and trace minerals, in NutraCea’s stabilized rice bran products. Antioxidants are compounds which scavenge or neutralize damaging compounds called free radicals. Polyphenols are organic compounds which potentially act as direct antioxidants. Phytosterols are plant-derived sterol molecules that help improve immune response to fight certain diseases.

A 57-subject clinical trial conducted by Advanced Medical Research with funding by NutraCea suggested that consumption of the stabilized rice bran used in NutraCea’s RiSolubles® and RiceMucil® Nutritional Supplements may lower blood glucose levels of type 1 and type 2 diabetes mellitus patients and may be beneficial in reducing high blood cholesterol and high blood lipid levels. If warranted, NutraCea® may develop products which address the use of stabilized rice bran products as medical foods for, and to potentially make health benefit claims relating to, the effects of dietary rice bran on diabetes and cardiovascular disease.

Through several consulting physicians, NutraCea has relationships with several medical institutions and practicing physicians who may continue to conduct clinical trials and beta work for its products. Some of these previous clinical trials are reviewed in an article published in the March 2002 issue of the Journal of Nutritional Biochemistry. The trials produced positive results by showing that the levels of blood lipids and glycosylated hemoglobin were reduced. Subsequently, six domestic and international patents were issued.

The W. F. Young Company, distributors of Absorbine® Equine Pain Relief Products, sponsored a 50-horse equine clinical trial, which demonstrated NutraCea’s Absorbine Flex+® Equine Products to be effective products for treating joint degeneration as well as inflammation in horses.

Our program managed by Christian Childrens Fund, or CCF, of Guatemala in 2001 was highly successful in reducing malnutrition in school age children and enhancing their nutritional growth potential. Our stabilized rice bran product, NutraCea Solubles, was used as a base for a nutritionally enhanced drink for school breakfast and lunch programs to over 67,000 children in rural communities throughout Guatemala. CCF randomly selected 150 children from the group and evaluated their nutritional condition. Thirty-seven percent (37%) of the children were classified as having acute or chronic malnutrition at the start of the test. At the end of six months, no acute malnutrition existed and only 5% chronic malnutrition remained.

PATENTS AND TRADEMARKS

Through our subsidiary NTI, we filed a non-provisional patent application with 47 claims entitled "Methods of Treating Joint Inflammation, Pain and Loss of Mobility" on November 6, 2001. In a December 3, 2002 office action, the U.S. Patent and Trademark Office allowed 26 and disallowed 21 of the patent's 47 claims. Subsequently, in February 2004, the 26 claims which were allowed in December of 2002 were disallowed. In March 2004, we appealed the disallowance of the 26 claims which were previously allowed. Additionally, in October 2003, nine additional preventive claims were added to the patent. In February 2005, we received a written notification that the U.S. Patent and Trademark Office had allowed 11 claims and the prosecution of the application was closed. On June 8, 2005, NutraCea was granted U.S. Patent Number 6,902,739. We have entered into an agreement with a consulting firm to provide patent and license analysis and intend to continue expanding our claims.

Through our subsidiary RiceX, we have been assigned five U.S. patents relating to the production or use of Nutraceutical or HVF products. The patents include Patent Number 5,512,287 "PRODUCTION OF BETA-GLUCAN AND BETA-GLUCAN PRODUCT," which issued on April 30, 1996; Patent Number 5,985,344 "PROCESS FOR OBTAINING MICRONUTRIENT ENRICHED RICE BRAN OIL," which issued on Nov. 16, 1999; Patent Number 6,126,943 "METHOD FOR TREATING HYPERCHOLESTEROLEMIA, HYPERLIPIDEMIA, AND ATHEROSCLEROSIS," which issued on Oct. 3, 2000; Patent Number 6,303,586 B1 "SUPPORTIVE THERAPY FOR DIABETES, HYPERGLYCEMIA AND HYPOGLYCEMIA," which issued on Oct. 15, 2001 and Patent Number 6,350,473 B1 "METHOD FOR TREATING HYPERCHOLESTEROLEMIA, HYPERLIPIDEMIA AND ATHEROSCLEROSIS," which issued on Feb. 26, 2002. NutraCea currently has several additional patents filed and pending formal review, and we intend to apply for additional patents in the future as new products, treatments and uses are developed.

The NutraCea Process is an adaptation and refinement of standard food processing technology applied to the stabilization of rice bran. We have chosen to treat the NutraCea Process as a trade secret and not to pursue process or process equipment patents on the original processes. However, process improvements will be reviewed for future patent protection. We believe that the unique products, and their biological effects, resulting from NutraCea's Stabilized Rice Bran are patentable.

We endeavor to protect our intellectual property rights through patents, trademarks, trade secrets and other measures. However, there can be no assurance that we will be able to protect our technology adequately or that competitors will not develop similar technology. There can be no assurance that any patent application we may file will be issued or that foreign intellectual property laws will protect our intellectual property rights. Other companies and inventors may receive patents that contain claims applicable to our systems and processes. The use of our systems covered by such patents could require licenses that may not be available on acceptable terms, if at all. In addition, there can be no assurance that patent applications will result in issued patents.

Although there currently are no pending claims or lawsuits against us regarding possible infringement claims, there can be no assurance that infringement claims by third parties, or claims for indemnification resulting from infringement claims, will not be asserted in the future or that such assertions, if proven to be true, will not have a material adverse affect on our financial condition and results of operations. In the future, litigation may be necessary to enforce our patents, to protect our trade secrets or know-how or to defend against claimed infringement of the rights of others and to determine the scope and validity of the proprietary rights of others. Any such litigation could result in substantial cost and diversion of our resources, which could have a material adverse effect on our financial condition and results of operations. Adverse determinations in such litigation could result in the loss of our proprietary rights, subject us to significant liabilities to third parties, require us to seek licenses from third parties or prevent us from manufacturing or selling our systems or products, any of which could have a material adverse effect on our financial condition and results of operations. In addition, there can be no assurance that a license under a third party's intellectual property rights will be available on reasonable terms, if at all.

GOVERNMENT REGULATIONS

The Federal Food, Drug, and Cosmetic Act, or FFDCA, and the U.S. Food and drug Administration, or FDA, regulations govern the marketing of our products.

The FFDCA provides the statutory framework governing the manufacturing, distribution, composition and labeling of dietary supplements for human consumption. These requirements apply to our products trademarks TheraFoods® and ProCeutical®.

Marketers of dietary supplements may make three different types of claims in labeling: nutrient content claims; nutritional support claims; and health claims.

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Nutrient content claims are those claims that state the nutritional content of a dietary supplement and include claims such as “high in calcium” and “a good source of vitamin C.” The FFDCA prescribes the form and content of nutritional labeling of dietary supplements and requires the marketer to list all of the ingredients contained in each product. A manufacturer is not required to file any information with the FDA regarding nutrient content claims, but must have adequate data to support any such claims.

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Nutritional support claims may be either statements about classical nutritional deficiency diseases, such as “vitamin C prevents scurvy” or statements regarding the effect of a nutrient on the structure or function of the body, such as “calcium builds strong bones.” The FFDCA requires that any claim regarding the effect of a nutrient on a structure or function of the body must be substantiated by the manufacturer as true and not misleading. In addition, the label for such products must bear the prescribed disclaimer: “This statement has not been evaluated by the Food and Drug Administration. This product is not intended to diagnose, treat, cure, or prevent any disease.”

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Health claims state a relationship between a nutrient and a disease or a health-related condition. FDA’s regulations permit certain health claims regarding the consumption of fiber and the reduction of risk for certain diseases, such claims may relate to rice bran ingredients.

The FDA has broad authority to enforce the provisions of federal law applicable to dietary supplements, including the power to seize adulterated or misbranded products or unapproved new drugs, to request product recall, to enjoin further manufacture or sale of a product, to issue warning letters, and to institute criminal proceedings. In the future, we may be subject to additional laws or regulations administered by the FDA or other regulatory authorities, the repeal of laws or regulations that we might consider favorable or more stringent interpretations of current laws or regulations. We are not able to predict the nature of such future laws or regulations, nor can it predict the effect of such laws or regulations on its operations. We may be required to reformulate certain of its products, recall or withdraw those products that cannot be reformulated, keep additional records, or undertake expanded scientific substantiation. Any or all of such requirements could have a material adverse effect on our business and financial condition.

The Federal Trade Commission, or FTC, regulates the advertising of dietary supplement and other health-related products. The FTC's primary concern is that any advertising must be truthful and not misleading, and that a company must have adequate substantiation for all product claims. The FTC actively enforces requirements that companies possess adequate substantiation for product claims. FTC enforcement actions may result in consent decrees, cease and desist orders, judicial injunctions, and the payment of fines with respect to advertising claims that are found to be unsubstantiated.

In addition to the foregoing, our operations will be subject to federal, state, and local government laws and regulations, including those relating to zoning, workplace safety, and accommodations for the disabled, and its relationship with its employees are subject to regulations, including minimum wage requirements, anti-discrimination laws, overtime and working conditions, and citizenship requirements.

We believe that we are in substantial compliance with all material governmental laws and regulations.

COMPETITION

Although we believe that we are the only company to use non-chemical methods to stabilize all natural rice bran so that the bran has a shelf life of over one year, we compete with other companies attempting to stabilize rice bran, as well as companies producing other food ingredients and nutritional supplements. We believe that our only significant competitor currently for rice bran products is Producer’s Rice Mill. We believe that the product it is offering is inferior in many ways to our products. For instance, Producer’s Rice Mill includes certain additives in the stabilization process that markets the finished product more unpalatable for the animal recipients. Regardless, there can be no assurance that we will be able to compete successfully in the rice bran industry. We believe that our major nutritional supplement competitors include producers of wheat bran and oat bran, particularly in the functional food ingredients market segment.

We compete with other companies that offer products incorporating stabilized rice bran as well as companies that offer other food ingredients and nutritional supplements. Suppliers of nutritional supplements and other products that use other ingredients provided by other suppliers are subject to the higher costs of shorter shelf life and the seasonal availability of stabilized rice bran ingredients. We also face competition from companies providing products that use oat bran and wheat bran in the nutritional supplements as well as health and beauty aids. Many consumers may consider such products to be a replacement for the products manufactured and distributed by us even though they have a higher incidence of allergic reactions and adverse health indications. Many of our competitors have greater marketing, research, and capital resources than we do, and may be able to offer their products at lower costs because of their greater purchasing power or the lower cost of oat and wheat bran ingredients. There are no assurances that our products will be able to compete successfully.

Research and Development Expenditures

During fiscal years 2006, 2005 and 2004, we spent $377,000, $191,000 and $127,000, respectively, on product research and development.

Employees

As of March 2, 2007, we had a total of 51 full time employees and one part time employee. Our employee count may change periodically. From year to year we experience normal variable labor fluctuation at our production facility in Dillon Montana. We consider that our relations with our employees are good.

Description of Property

We currently lease 15,680 square feet of office, laboratory and warehouse space located at 1241 and 1261 Hawk’s Flight Court, El Dorado Hills, California, a 2,000 square foot office facility at 1901 Conant Avenue, Burly, Idaho, a 1264 square foot office facility at 6991 East Camelback Road, Scottsdale, Arizona and a 17,000 square foot warehouse facility at 1755 Enterprise Boulevard, West Sacramento, California. Our subsidiary, RiceX Nutrients, Inc., owns a 15,700 square foot production facility in Dillon, Montana. The lease for the El Dorado Hills facility expires in April 2007. In April 2007 we moved our corporate headquarters to 5090 North 40th Street, Phoenix, Arizona where we have entered into a five year lease for the 26,147 square-foot office.

We believe that our facilities are adequate for our anticipated needs through 2007 but we anticipate the Company will need to add additional space for 2008. The properties are adequately covered by insurance. We plan to build another production facility in 2007 to meet anticipated needs in 2008.

Legal Proceedings

NutraCea commenced a lawsuit on September 8, 2006 against Langley Park Investments, PLC, a United Kingdom Corporation (“Langley”) in the United States District Court for the Eastern District of California, Sacramento Division. The factual basis underlying that case involved a private-placement transaction in which NutraCea exchanged 7 million restricted shares of its common stock for 1,272,026 ordinary shares of Langley common stock (the “Langley Shares”), half of which were immediately saleable by NutraCea and half of which were placed in escrow subject to certain conditions. After the commencement of the litigation, the parties entered into a Pre-Settlement/Escrow Agreement, pursuant to which they agreed that the proceeds from Langley’s sale of certain NutraCea shares, totaling $2.5 million, would be deposited into an escrow account. The matter has now been settled. Pursuant to the settlement, NutraCea will receive $1.25 million from the $2.5 million held in escrow (Langley will receive the remainder), and NutraCea will retain all of the Langley Shares.

From time to time we are involved in litigation incidental to the conduct of our business. While the outcome of lawsuits and other proceedings against us cannot be predicted with certainty, in the opinion of management, no such lawsuits either individually or in the aggregate, are expected to have a material effect on our financial position or results of operations.

MANAGEMENT

Executive Officers and Directors

Our directors and executive, and their ages and positions, as of April 11, 2007 are as follows:

Name	Age	Position
Directors and Executive Officers:
Bradley D. Edson	47	Chief Executive Officer, President and Director
Todd C. Crow	58	Chief Financial Officer
Leo G. Gringras	49	Chief Operating Officer
Margie D. Adelman	46	Secretary and Senior Vice President
Kody K. Newland	50	Senior Vice President of Sales
David S. Bensol (1)(2)(3)	51	Director and Chairman of the Board
James C. Lintzenich (1)(2)	53	Director
Edward L. McMillan (1)(3)	61	Director
Patricia McPeak	66	Director
Steven W. Saunders	51	Director
Kenneth L. Shropshire (2)(3)	52	Director
_____________
(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Nominating/Governance Committee.

Bradley D. Edson, has served as our Chief Executive Officer since October 2005 and as our President and as one of our directors since December 2004. Since October 2005, Mr. Edson also serves as Chief Executive Officer of our subsidiary, The RiceX Company, and one of its directors. Mr. Edson was formerly the Chairman and CEO of Vital Living Inc. (OTC BB: VTLV), a company that primarily developed and marketed nutraceuticals. Prior to Vital Living, Mr. Edson spent a decade developing a nationwide insurance agency focused on distribution channels for specialty products for the retail market. Prior to that, Mr. Edson was a former principal and officer of a NASD broker/dealer firm. Mr. Edson holds a Bachelor of Science Degree in Finance from Arizona State University.

Todd C. Crow, has served as our Chief Financial Officer since October 2005. Mr. Crow has served as Vice President of Finance and Chief Financial Officer of The RiceX Company since November 1998 and as Secretary of The RiceX Company from January 1999 to October 2005. From September 1997 to November 1998, Mr. Crow was Controller of The RiceX Company and from May 1996 to September 1997, he was The RiceX Company’s Chief Financial Officer. Prior to joining The RiceX Company, Mr. Crow held senior financial positions with the Morning Star Group, an agri-business holding company, and Harter, Inc., a food-processing manufacturer.

Leo G. Gingras, was appointed as Chief Operating Officer of NutraCea on April 11, 2007.  Mr. Gingras has served as Special Assistant to NutraCea’s Chief Operating Officer since March 15, 2007.  Prior to joining NutraCea, Mr. Gingras served as Vice President of Soy Processing and Technical Services for Riceland Foods, a major rice and soybean processor, from November 2000 until March 2007.  Before November 2000, Mr. Gingras held various positions at Riceland Foods, including Manager of Oil Operations and Quality Assurance Manager.  During his appointments at Riceland Foods, Mr. Gingras oversaw several hundred employees and business units with sales over $320 million.  Prior to Mr. Gingras’ employment at Riceland Foods, he was the Research and Development Manager at Lou Ana Foods, Inc., a company with annual sales of $120 million that processes, packages and markets edible oils.

Margie D. Adelman, was appointed Senior Vice President in January 2005 and Secretary of NutraCea in February 2005. From 2000 to 2004 Ms. Adelman owned and operated Adelman Communications, a full service public relations firm based in Boca Raton, Florida. From 1994 to 2000 Ms. Adelman was President of TransMedia Group, the largest public relations firm in Florida. Ms. Adelman holds a doctorate in Naturopathic Medicine from the Clayton School of Natural Medicine.

Kody K. Newland, has served as our Senior Vice President of Sales and Marketing since February 2006. From 1997 to 2006 Mr. Newland was a Vice President of Sales for American Modern Insurance Group Inc., a subsidiary of The Midland Company (Nasdaq: MLAN). From 1983 to 1997 Mr. Newland held various sales and marketing positions with the Foremost Corporation of America (now a division of the Zurich Company).

David S. Bensol, has served as one of our directors since March 2005. Mr. Bensol currently is President of Bensol Realty Corp and a management consultant. Mr. Bensol was the former CEO of Critical Home Care, which recently merged with Arcadia Resources, Inc. (AMEX: KAD) Mr. Bensol was the Executive Vice President and Director of Arcadia Resources from May 2004 until his resignation from those positions in December 2004. In 2000, Mr. Bensol founded what eventually became Critical Home Care, through a series of acquisitions and mergers. From 1979 to 1999 Mr. Bensol founded several public and private companies which became industry leaders in the areas of home medical equipment providers, acute care pharmacy providers and specialty support surface providers. Mr. Bensol received a BS Pharm. from St. Johns University, New York, and became a registered pharmacist in 1978.

Wesley K. Clark, is not a member of the board of directors at the date of this prospectus, however he been nominated to serve as one of our directors, effective as of June 1, 2007. Since March 2003 he has been the Chairman and Chief Executive Officer of Wesley K. Clark & Associates, a business services and development firm based in Little Rock, Arkansas. Mr. Clark also serves as senior advisor to GS Capital Partners V Fund, L.P. From March 2001 to February 2003 he was a Managing Director of the Stephens Group Inc., an emerging company development firm. From July 2000 to March 2001 he was a consultant for Stephens Group Inc. Prior to that time, Mr. Clark served as the Supreme Allied Commander of NATO and Commander-in-Chief for the United States European Command and as the Director of the Pentagon’s Strategic Plans and Policy operation. Mr. Clark retired from the United States Army as a four-star general in July 2000 after 38 years in the military and received many decorations and honors during his military career. Mr. Clark is a graduate of the United States Military Academy and studied as a Rhodes Scholar at the Magdalen College at the University of Oxford. Mr. Clark is a director of Argyle Security Acquisition Corp. and Summit Global Logistics, Inc.

James C. Lintzenich, has served as one of our directors since October 2005. Mr. Lintzenich has been a director of The RiceX Company since June 2003. Mr. Lintzenich has been a management consult since April 2001. From August 2000 to April 2001 Mr. Lintzenich served as President and Chief Operating Officer of SLM Corporation (Sallie Mae), an educational loan institution. From December 1982 to July 2000, Mr. Lintzenich held various senior management and financial positions including Chief Executive Officer and Chief Financial Officer of USA Group, Inc., a guarantor and servicer of educational loans. Mr. Lintzenich currently serves on the Board of Directors of the Lumina Foundation for Education.

Edward L. McMillan, has served as one of our directors since October 2005. Mr. McMillan has been a director of The RiceX Company since July 2004. From January 2000 to present Mr. McMillan owns and manages McMillan LLC., a transaction consulting firm which provides strategic consulting services and facilitates mergers and/or acquisitions predominantly to food and agribusiness industry sectors. From July 2004 to October 2005, Mr. McMillan was a director of The RiceX Company. From June 1969 to December 1987 he was with Ralston Purina, Inc. and Purina Mills, Inc. where he held various senior level management positions including marketing, strategic planning, business development, product research, and business segment management. From January 1988 to March 1996, McMillan was President and CEO of Purina Mills, Inc. From August 1996 to July 1997, McMillan presented a graduate seminar at Purdue University. From August 1997 to April 1999 he was with Agri Business Group, Inc. Mr. McMillan currently serves on the boards of directors of Balchem, Inc. (AMEX:BCP); Durvet, Inc.; Newco Enterprises, Inc.; CHB LLC.; and Hintzsche, Inc. Mr. McMillan also serves as Chair of the University of Illinois Research Park, LLC and the University of Illinois Alumni Association.

Patricia McPeak, founder of NutraCea and NutraStar Technologies, became a director in February 2000 where she served as Chairman and Chief Executive Officer until October 2005.  In May 1989, Mrs. McPeak co-founded Food Extrusion, Inc. (The RiceX Company) and served as President and director until February 2000.  Mrs. McPeak co-founded Brady International, Inc., a company engaged in developing stabilized rice bran and served as President and director until January 1989.  Mrs. McPeak has extensive experience in the field of whole food complexes, protein, oil and ingredient production having served in the industry for 37 years.

Steven W. Saunders, has served as one of our directors since October 2005. He was a director of The RiceX Company from August 1998 to October 2005. Mr. Saunders has been President of Saunders Construction, Inc., a commercial construction firm, since February 7, 1991, and President of Warwick Corporation, a business-consulting firm.

Kenneth L. Shropshire, has served as one of our directors since April 2006. Mr. Shropshire has been a professor at the Wharton School of the University of Pennsylvania since 1986; serving as a David W. Hauck professor since 2001, the chair of the Department of Legal Studies from 2000 to 2005, and the faculty director of the Sports Business Initiative since 2004. Mr. Shropshire is currently the president of the Sports Lawyers Association. Mr. Shropshire was of counsel at the law firm of Van Lierop, Burns & Bassett, LLP, from 1998 to 2004 and has been a practicing attorney in Los Angeles, California, focusing on sports and entertainment law. Mr. Shropshire has also taught coursework at the University of Pennsylvania School of Law, the University of San Diego School of Law and Southwestern University School of Law.

Board Composition

Our board of directors currently consists of 7 members. Mssrs. Bensol, Lintzenich, McMillan and Shropshire qualify as independent directors in accordance with the listing requirements of NASDAQ. The NASDAQ definition of independence includes a series of objective tests, such as that the director is not, and has not been for at least three years, one of our employees and that neither the director, nor any of his family members, has engaged in various types of business dealings with us. In addition, as further required by the NASDAQ rules, our board of directors has made a subjective determination as to each independent director that no relationships exist that, in the opinion of our board of directors, would interfere with his exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, our directors reviewed and discussed information provided by the directors and us with regard to each director’s business and personal activities as they may relate to us and our management.

Our directors are elected annually and hold office until their successors have been elected or qualified or until the earlier of their death, resignation, retirement, disqualification or removal. The remaining directors, though less than a quorum, may fill board vacancies, and persons elected to fill vacancies serve until the next annual meeting of shareholders unless they die, resign or are removed.

There are no family relationships among our directors and executive officers.

Board Committees

Audit Committee

The Audit Committee assists the full Board of Directors in its general oversight of our financial reporting, internal controls, and audit functions, and is responsible for the appointment, compensation and oversight of the work of our independent registered public accounting firm. Our Audit Committee consists of Jim Lintzenich, David Bensol and Ed McMillan, each an independent director as defined under Rule 10A-3(b)(i) under the Securities and Exchange Act of 1934, as well as the listing standards of NASDAQ. Our board of directors has determined that Mr. Lintzenich meets the requirements of an “audit committee financial expert” under applicable federal securities laws and regulations, and has the “financial sophistication” required under the listing standards of NASDAQ.

Compensation Committee

The Compensation Committee establishes our executive compensation policy, determines the salary and bonuses of our executive officers and recommends to the Board of Directors stock option grants for our executive officers. The members of the Compensation Committee are David Bensol, chairman, James C. Lintzenich and Kenneth L. Shropshire, each an “independent” director as defined under the rules of NASDAQ.

Governance and Nominating Committee

The Governance and Nominating Committee is responsible for matters relating to the corporate governance of our company and the nomination of members of the board and committees thereof. The members of the Governance and Nominating Committee are David Bensol, Ed McMillan and Kenneth L. Shropshire, each an “independent” director as defined under the rules of NASDAQ.

Compensation Committee Interlocks and Insider Participation

No member of the compensation committee simultaneously served both as a member of the compensation committee and as an officer or employee of ours during 2006. None of our executive officers serves as a member of the board of directors or the compensation committee, or committee performing an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our board of directors or compensation committee. Prior to the formation of the compensation committee in May, 2006, our board of directors as a whole made decisions relating to the compensation of our executive officers.

Code of Business Conduct and Ethics

Our board of directors has approved and we have adopted a Code of Business Conduct and Ethics that applies to all our directors, officers and employees. We will provide any person, without charge, a copy of this Code. Requests for a copy of the Code may be made by writing to NutraCea at 1261 Hawk’s Flight Court, El Dorado Hills, California 95762, Attention: Chief Financial Officer.

Executive Compensation

Compensation Discussion and Analysis

General

Our compensation arrangements with all but one person who served as our executive officers for all or part of 2006 reflect the individual circumstances surrounding the applicable executive officer’s hiring or appointment. For example, Todd C. Crow and Ike E. Lynch, who became our executive officers at the time we acquired The RiceX Company, or RiceX, in October 2005, were parties to employment agreements with RiceX at the time of the acquisition. We assumed these employment contracts in connection with the acquisition. Similarly, our current compensation arrangements for Bradley D. Edson and Margie D. Adelman are based upon objective formula contained in employment agreements that we entered into with them in December 2004 and January 2005, respectively. We did not have a compensation committee when we entered into employment agreements with any of our named executive officers. Each of their compensation arrangements were approved by our board of directors.

The foregoing information is intended to provide context for the discussion that follows regarding our existing compensation arrangements with those persons who served as our executive officers for all or part of 2006.

Principal Components of Compensation of Our Executive Officers

The principal components of the compensation we have historically paid to our executive officers have consisted of:

•	base salary;

•	signing bonuses, paid in cash;

•	cash incentive compensation under the terms of individual senior management incentive compensation plans established for our executive officers; and

•	equity compensation, generally in the form of grants of stock options.

Allocation of Compensation Among Principal Components

The compensation committee of our board of directors has not yet established any policies or guidelines with respect to the mix of base salary, bonus, cash incentive compensation and equity awards to be paid or awarded to our executive officers. In general, the compensation committee believes that a greater percentage of the compensation of the most senior members of our management should be performance-based. In 2007, the compensation committee of our board of directors anticipates adopting more formal and structured compensation policies and programs. The compensation committee will endeavor to implement policies designed to attract, retain and motivate individuals with the skills and experience necessary for us to achieve our business objectives. These policies will also serve to link pay with measurable performance, which, in turn, should help to align the interests of our executive officers with our shareholders. In the past, our board of directors has not used industry benchmarks nor hired compensation consultants when determining the compensation to be paid to executive officers.

Base Salary

Our Chief Executive Officer

We hired Bradley D. Edson as our president in December 2004, and he became our chief executive officer in October 2005 concurrently with our acquisition of RiceX. Mr. Edson’s employment agreement with us provides for an initial base salary of $50,000 per year in year one, $150,000 in year two and $250,000 in year three, with base salary thereafter being subject to an annual increase of 10% each year that Mr. Edson is employed with us. When structuring Mr. Edson’s salary, our board considered the salary of our then chief executive officer, the amount of equity compensation that Mr. Edson required, the value that Mr. Edson could bring to NutraCea and our low cash position at the time. Based upon these criteria, the Board determined that providing Mr. Edson with base salary that started low and that grew substantially over time would allow NutraCea to preserve its available cash while ultimately providing Mr. Edson with the cash compensation appropriate for his position.

Our Chief Financial Officer

We hired Todd C. Crow as our as our chief financial officer in October 2005 concurrent with our acquisition of RiceX. Mr. Crow had served as the chief financial officer of RiceX and we assumed his employment contract with RiceX. Our employment agreement with Mr. Crow provides for an initial annual salary of $150,000 with annual inflation adjustments. On January 1, 2006, his salary was increased to $155,600 to reflect the inflation adjustment.

Our Chief Operating Officer

We hired Ike E. Lynch as our as our chief operating officer in October 2005 concurrent with our acquisition of RiceX. Mr. Lynch had served as the chief operating officer of RiceX and we assumed his employment contract with RiceX. Our employment agreement with Mr. Lynch provides for an initial annual salary of $150,000 with annual cost of living adjustments. On January 1, 2006, his salary was increased to $155,600 to reflect the inflation adjustment.  Mr. Lynch resigned as our Cheif Operating Officer on April 11, 2007.

Our Secretary and Senior Vise President

We hired Margie Adelman as our senior vice president in January 2005. Our employment agreement with Ms. Adelman provides for an initial annual salary of $150,000 and requires that we re-evaluate her annual salary each year. On January 1, 2006, her salary was $155,600, which reflected an increase in salary to reflect inflation.

Our Senior Vice President of Sales

We hired Kody Newland in February 2006 to serve as our senior vice president of sales. Our employment agreement with Mr. Newland provides for an initial annual salary of $150,000 with annual cost of living adjustments. When determining Mr. Newland’s compensation, our board of directors considered the compensation that our other executive officers were receiving and the experience of Mr. Newland.

Bonus Compensation

We have not historically paid any automatic or guaranteed bonuses to our executive officers. However, we have from time to time paid signing or retention bonuses in connection with our initial hiring or appointment of an executive officer. For example, in 2005, Ms. Adelman received a $25,000 signing bonus upon her appointment as senior vice president. No other named executive officer has received a bonus.

Compensation under Individual Senior Management Incentive Compensation Plans

We entered into an employee incentive compensation plan with Bradley D. Edson when Mr. Edson executed his employment agreement with us. Under the plan, Mr. Edson is entitled to an annual incentive bonus based upon objective performance criteria of NutraCea during a fiscal year. The annual bonus is equal to one percent of our gross sales over $25,000,000 in a year, but only if we report a positive EBITDA (earnings before interest, taxes, depreciation and amortization) for the year, disregarding the effect of non-cash charges. The bonus amount is limited to a maximum of $750,000 in any calendar year. Mr. Edson has not earned a bonus under the incentive compensation plan because we have not has gross sales of $25,000,000 in any year. Given his low initial base salary, Mr. Edson required that we provide him with incentive compensation plan as a condition to his accepting employment with us.  Also, since that low sales were a primary impediment to our success at the time, our board determined that paying compensation to Mr. Edson that was tied to our revenues would align NutraCea’s and Mr. Edson’s goals.

Equity Compensation

Our board of directors’ historical practice has been to grant equity-based awards to attract, retain, motivate and reward our employees, particularly our executive officers, and to encourage their ownership of an equity interest in us. Through April 19, 2007, such grants have consisted primarily of stock options - specifically non-qualified stock options, that is, options that do not qualify as incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended.

Historically, our board has granted awards of stock options to our executive officers upon their appointment as executive officers, with our obligation to grant the options typically memorialized in the offer letter or employment agreement, or an addendum to an employment agreement, entered into with the applicable executive officer. In 2004, 2005 and 2006, each of Mr. Edson, Ms. Adelman and Mr. Newland received stock option grants under these circumstances. Mr. Edson’s stock option was fully vested when granted. Ms. Adelman’s stock option vested as to 25% of the shares when she was hired, vested as to 25% of the shares on the one year anniversary of her hire date and the remaining 50% of the shares will vest only if we have gross sales over $25,000,000 in a year, but only if we report a positive EBITDA (earnings before interest, taxes, depreciation and amortization) for the year, disregarding the effect of non-cash charges. Mr. Newland’s option was vested as to 20% of the underlying shares when granted and the remaining unvested shares will vest over two years.

We did not grant new stock options to either of Mr. Crow or Mr. Lynch when they became our executive officers. However, pursuant to the terms of the RiceX acquisition we assumed all outstanding RiceX stock options, including the stock options held by Mr. Crow and Mr. Lynch.

Each of our executive officers are eligible to receive stock option grants under our 2005 Equity Incentive Plan, or the 2005 Plan. However, none of our executive officers have been granted stock options other than in connection with their initial employment with us. In 2006, our compensation committee determined that stock option grants to our executive officers, other than the initial employment grant made to Mr. Newland, was not warranted based upon their current stock option holdings.

All equity-based awards have been reflected in our consolidated financial statements, based upon the applicable accounting guidance. Previously, we accounted for equity compensation paid to our employees under SFAS No. 123 and compensation was recorded for option grants based on the excess of the estimated fair value of the common stock on the vesting date over the exercise price. Effective January 1, 2006, we adopted FAS 123R using the modified prospective transition method. Under this method, stock-based compensation expense is recognized using the fair-value based method for all awards granted on or after the date of adoption of FAS 123R. FAS 123R requires us to estimate and record an expense over the service period of the stock-based award. In 2006, our compensation committee, conscious of the less favorable accounting treatment for stock options resulting from adoption of FAS 123R, took a more deliberate approach to the granting of awards of stock options.

We currently intend that all cash compensation paid to our executive officers will be tax deductible for us. However, with respect to equity-based awards, while any gain recognized by our executive officers and other employees from non-qualified stock options generally should be deductible, subject to limitations imposed under Section 162(m) of the Internal Revenue Code, to the extent that in the future we grant incentive stock options, any gain recognized by the optionee related to such options will not be deductible by us if there is no disqualifying disposition by the optionee.

We may not be able to deduct a portion of the equity compensation earned by our executive officers. Section 162(m) of the Internal Revenue Code generally prohibits us from deducting the compensation of an executive officer that exceeds $1,000,000 in a year unless that compensation is based on the satisfaction of objective performance goals. None of the stock options held by our executive officers qualify as performance based compensation under Section 162(m). Accordingly, if any of our executive officers recognizes income in excess of $1,000,000, including amounts includible in income from the exercise of stock options currently outstanding, this excess will not be tax deductible by us. Our 2005 Equity Incentive Plan is structured to permit awards to qualify as performance-based compensation and to maximize the tax deductibility of such awards. We may make future awards of stock options to our executive officers under our 2005 Equity Incentive Plan. However, we reserve the discretion to pay compensation to our executive officers that may not be deductible.

We do not have any program, plan or practice that requires us to grant equity-based awards on specified dates. Authority to make equity-based awards to executive officers rests with our compensation committee, which considers the recommendations of our chief executive officer and other executive officers. If we become listed on a national securities exchange like NASDAQ in the future, we will be subject to NASDAQ listing standards that, in general, require shareholder approval of equity-based plans.

Severance and Change of Control Payments

Our board of directors believes that companies should provide reasonable severance benefits to employees, recognizing that it may be difficult for them to find comparable employment within a short period of time. Our board also believes it prudent that we should disentangle ourselves from employees whose employment terminates as soon as practicable.

Our employment agreement with Mr. Edson contains termination provisions that are more complex than that in place for our other executive officers. The compensation due Mr. Edson in the event of the termination of his employment agreement varies depending on the nature of the termination and, depending on the type and timing of the termination, provides for substantial compensation payments to Mr. Edson. For additional information regarding the termination and change in control provisions of Mr. Edson’s employment agreement, see “Potential Payments Upon Termination or Change in Control.” We believe that the termination and change in control provisions of Mr. Edson’s employment agreement are comparable to those in effect for chief executive officers of companies comparable to us, in terms of size, revenue, profitability and/or nature of business.

Other Benefits

We believe establishing competitive benefit packages for our employees is an important factor in attracting and retaining highly qualified personnel. Executive officers are eligible to participate in all of our employee benefit plans, such as medical, dental, vision, group life insurance and our 401(k) plan, in each case on the same basis as other employees. We provide a matching contribution under our 401(k) plan, but we do not offer retirement benefits.

Perquisites

Each of our executive officers receive similar perquisites. Under the terms of the employment agreements with our executive officers, we are obligated to reimburse each executive officer for all reasonable travel, entertainment and other expenses incurred by them in connection with the performance of his duties and obligations under the agreement. The most significant perquisite that our executive officers receive is an automobile allowance and other automobile expenses, including insurance costs.

Board Process

On at least an annual basis, the compensation committee of our board of directors approves all compensation and awards to our chief executive officer, our president and our chief financial officer. With respect to equity compensation awarded to other employees, the compensation committee grants stock options, generally based on the recommendation of our chief executive officer.  In addition, our compensation committee or board of directors may from time to time authorize our Cheif Executive Officer to make stock option grants to non-executive employees.

Summary Compensation Table

The following table sets forth information regarding compensation earned in or with respect to our fiscal year 2006 by:

•	each person who served as our chief executive officer in 2006;
•	each person who served as our chief financial officer in 2006; and
•
our three most highly compensated executive officers, other than our chief executive officer and our chief financial officer, who were serving as executive officers at the end of 2006 and, at that time, were our only other executive officers.

We refer to these officers collectively as our named executive officers.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($) (1)	All Other Compensation ($)	Total ($)
Bradley D. Edson, President and Chief Executive Officer	2006	159,723	—	—	22,307(2)	183,030
Todd C. Crow, Chief Financial Officer	2006	153,427	—	—	19,062(3)	172,489
Ike E. Lynch, Chief Operating Officer	2006	153,427	—	—	19,436(4)	172,863
Margie D. Adelman, Secretary and Senior Vice President	2006	154,504	—	—	16,324(5)	170,828
Kody K. Newland, Senior Vice President of Sales	2006	121,754	—	250,228	14,544(6)	386,526
_______________

(1)
The amounts in this column represent the dollar amount recognized for financial statement reporting purposes with respect to the fiscal year in accordance with SFAS 123(R). The assumptions used to calculate the value of option awards are set forth in Note 13 of the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K for 2006.

(2)	Consists of an automobile allowance ($7,200), life insurance premium payments ($381), payment for unused personal time ($8,294) and a matching 401(k) contribution ($6,432).
(3)
Consists of an automobile allowance ($9,600), automobile insurance payments ($1,000), life insurance premium payments ($400), payment for unused personal time ($3,362) and a matching 401(k) contribution ($4,700).

(4)
Consists of an automobile allowance ($9,600), automobile insurance payments ($1,000), life insurance premium payments ($400) , payment for unused personal time ($3,736) and a matching 401(k) contribution ($4,700).  On April 11, 2007, Mr. Lynch resigned as our Chief Operating Officer and Leo Gingras was appointed our Chief Operating Officer.

(5)	Consists of an automobile allowance ($7,200), life insurance premium payments ($381) , payment for unused personal time ($2,522) and a matching 401(k) contribution ($6,221).
(6)	Consists of an automobile allowance ($7,200), life insurance premium payments ($318) , payment for unused personal time ($3,606) and a matching 401(k) contribution ($3,421).

2006 Grants Of Plan-Based Awards

Set forth in the table below is information regarding as stock option award granted to a named executive officer in 2006. This stock option grant represents all of the grants of awards to our named executive officers under any plan during or with respect to 2006.

Name	Grant Date	All Other Option Awards: # of Shares Underlying Options	Exercise Price of Options ($/Sh)	Close Price on Grant Date ($/Sh)	Grant Date Fair Value of Option Awards
Kody K. Newland	2/27/2006	500,000	$1.00	$1.02	$505,512

The fair market value that is used to determine the exercise price for option grants is the closing price of the Nutracea’s stock on the last market trading day prior to the grant date as reported on the OTC Bulletin Board. The stock option granted to Mr. Newland during 2006 expires on December 31, 2015, and the shares subject to the option were vested as to 20% of the shares on the date of grant and vest as to 10% of the shares at the end of each successive calendar quarter in which Mr. Newland remains a service provider for us. We adopted SFAS 123(R) on January 1, 2006. The grant date fair value of the option awards is calculated using the Black-Scholes valuation model using the following assumptions:

Assumption	Rate
Average risk free interest rate	4.6%
Average expected term (years)	5.8
Average expected volatility	214%

Outstanding Equity Awards As Of December 31, 2006

The following table provides information as of December 31, 2006 regarding unexercised stock options held by each of our named executive officers.

	Outstanding Equity Awards at 12/31/06
Name	# of Securities Underlying Unexercised Options (# Exerciseable)	# of Securities Underlying Unexercised Options (# Unexerciseable)	Option Exercise Price ($/sh)	Option Expiration Date
Bradley D. Edson	6,000,000	—	$0.30	12/16/2014
Todd C. Crow(1)	46,079	—	0.30	10/04/2008
	38,399	—	0.30	10/04/2008
	691,191	—	0.30	10/31/2009
	76,799	—	0.30	2/22/2011
	38,399	—	0.30	2/22/2011
	38,399	—	0.30	1/28/2012
	95,998	—	0.30	1/02/2012
	425,662	112,016	0.30	3/31/2015
Ike E. Lynch(2)	691,191	—	0.30	10/31/2009
	30,719	—	0.30	9/09/2008
	76,799	—	0.30	9/09/2008
	95,998	—	0.30	1/02/2012
	446,941	117,616	0.30	3/31/2015
Margie D. Adelman(3)	1,000,000	—	0.30	1/24/2015
		1,000,000	0.30	1/24/2015
Kody K. Newland(4)	300,000	200,000	1.00	12/31/2015
_______________

(1)	For the option expiring on March 31, 2015, one half of the shares subject to the option vested upon grant and 1/36th of the remaining shares vest monthly over three years

(2)	For the option expiring on March 31, 2015, one half of the shares subject to the option vested upon grant and 1/36th of the remaining shares vest monthly over three years

(3)	The unexerciseable option vests as to all 1,000,000 shares when NutraCea achieves annual gross sales of at least $25,000,000 and a positive EBITDA, disregarding noncash charges, over the same period.

(4)	100,000 of the shares subject to the option vested upon grant and 50,000 shares vest each calendar quarter thereafter

2006 Option Exercises and Stock Vested

In 2006, none of our named executive officers exercised any stock options or similar awards we granted to them, nor did any stock or similar award granted by us to any of our named executive officers vest.

Pension Benefits

None of our named executive officers are covered by a pension plan or other similar benefit plan that provides for payments or other benefits at, following, or in connection with retirement.

Nonqualified Deferred Compensation

None of our named executive officers are covered by a defined contribution or other plan that provides for the deferral of compensation on a basis that is not tax-qualified.

Potential Payments Upon Termination or Change in Control

We have entered into employment agreements with certain of our named executive officers that require us to make payments upon termination or a change in control of NutraCea. These arrangements are discussed below.

Bradley D. Edson

The compensation due Mr. Edson in the event of the termination of his employment agreement with us varies depending on the nature of the termination.

Resignation for Good Reason. In the event the agreement is terminated by reason of Mr. Edson’s resignation for “good reason,” Mr. Edson is entitled to:

•	100% of his base salary through the end of the term of the agreement, but no less than the base salary paid to him in the previous 12 months, to be paid immediately following termination;

•	immediate payment for accrued but unused vacation time; and

•	vesting of all his unvested stock options.

“Good Reason” is defined as (i) the assignment to Mr. Edson of duties that are inconsistent with his position and nature of employment, (ii) the reduction of the duties which are inconsistent with his position and nature of employment, (iii) a change in Mr. Edson’s title, (iv) a reduction in Mr. Edson’s compensation and benefits, (v) a successor company not agreeing to assume the agreement or (vi) a “Change of Control.”

Under the agreement, a “Change of Control” is defined as (i) a merger or consolidation approved by our shareholders in which shares possessing more than 50% of the total combined voting power of our outstanding stock are transferred to a person or persons different from the persons holding those shares immediately before such merger or consolidation, (ii) the transfer of more than 50% of the total combined voting power of our outstanding stock to a person or persons different from the persons holding those shares immediately before such transaction, or (iii) the sale, transfer or other disposition of all or substantially all of our assets in our complete liquidation or dissolution.

If Mr. Edson had resigned for good reason on December 31, 2006, Mr. Edson would have been entitled to receive immediately an aggregate of $304,561, consisting of $275,000 relating to his remaining salary under the agreement and $29,561 for unused vacation time. All of Mr. Edson’s stock options were vested as of December 31, 2006.

Permanent Disability or Death. In the event the agreement is terminated by reason of Mr. Edson’s “permanent disability” or death, Mr. Edson is entitled to:

•	six months of his base salary payable on regular periodic installments;

•	any incentive compensation through the end of the fiscal year;

•	immediate payment for accrued but unused vacation time; and

•	vesting of all his unvested options.

“Permanent disability” is defined as Mr. Edson’s inability to carry on substantially all of his normal duties and obligations under the agreement for a continuous period of one hundred eighty (180) days due to accident, illness or other disability.

If Mr. Edson had been terminated on December 31, 2006, as a result of his permanent disability or death, Mr. Edson would have received an aggregate of $167,061, consisting of $137,500 for base salary that is payable on a bi-weekly basis over a period of six (6) months from the date of termination and $29,561 for unused vacation time that is payable upon termination. Edson was entitled to no incentive compensation for 2006. All of Mr. Edson’s stock options were vested as of December 31, 2006.

Resignation Without Good Reason and Termination for Cause. In the event the agreement is terminated by reason of Mr. Edson’s resignation without “good reason” or for “cause,” Mr. Edson is entitled to:

•	any and all earned but unpaid base salary and any and all earned but unpaid incentive compensation as of the date of termination; and

•	immediate payment for accrued but unused vacation time.

“Cause” is defined as the conviction of a felony, a crime involving moral turpitude causing material harm to our standing and reputation or fraud against us.

If Mr. Edson has resigned without good reason or was terminated for cause on December 31, 2006, Mr. Edson would have been entitled to receive an aggregate of $29,561 for unused vacation time, payable upon termination.

Termination Without Cause. In the event the agreement is terminated by reason of Mr. Edson’s termination without “cause,” Mr. Edson is entitled to:

•	100% of his base salary through the end of the term of the agreement, but no less than the base salary paid to him in the previous 12 months, to be paid immediately following termination;

•	all incentive compensation through the end of the term of the agreement;

•	immediate payment for accrued but unused vacation time; and

•	vesting of all his unvested stock options.

If Mr. Edson had been terminated on December 31, 2006, without cause, Mr. Edson would have been entitled to receive immediately an aggregate of $304,561, consisting of $275,000 relating to his remaining salary under the agreement and $29,561 for unused vacation time. Assuming our financial results in 2007 are the same as 2006, Mr. Edson would not be entitled to incentive compensation. Accordingly, we did not include the effect of potential incentive compensation payments that could be earned in 2007 if Mr. Edson were terminated without cause. All of Mr. Edson’s stock options were vested as of December 31, 2006.

Margie D, Adelman

The compensation due Ms. Adelman in the event of the termination of her employment agreement with us varies depending on the nature of the termination.

Termination Without Cause. In the event the agreement is terminated by reason of Ms. Adelman’s termination without “cause,” Ms. Adelman is entitled to:

•	an amount equal to 12 months of her then base salary, to be paid immediately following termination;

•	any and all earned but unpaid base salary and benefits as of the date of termination; and

•	payment for accrued but unused vacation time.

“Cause” is defined as (i) a determination by the board of directors that Ms. Adelman has been grossly negligent or has engaged in material willful or gross misconduct in the performance of her duties and we have filed a civil lawsuit against her for the same claims, (ii) Ms. Adelman has taken or failed to take any actions such that such action or failure constitutes legal cause for termination under California law, (iii) Ms. Adelman has been convicted by a court of law of fraud, moral turpitude, embezzlement, theft, or dishonesty or other criminal conduct, (iv) Ms. Adelman having materially breached the terms of her employment agreement and not cured the breach in 10 days after receipt of written notice or (v) Ms. Adelman having failed to meet written standards established by us for performance of duties and not cured this failure within 10 days after receipt of written notice.

If Ms. Adelman had been terminated on December 31, 2006, without cause, Ms. Adelman would have been entitled to receive immediately an aggregate of $167,353, consisting of $155,400 twelve months of base salary and $11,953 for accrued vacation time.

Termination for Cause. In the event Ms. Adelman is terminated for “cause”, Ms. Adelman is entitled to:

•	any and all earned but unpaid compensation as of the date of termination; and

•	immediate payment for accrued but unused vacation time.

If Ms. Adelman was terminated for cause on December 31, 2006, Ms. Adelman would have been entitled to receive an aggregate of $11,953 for unused vacation time, payable upon termination.

Disability. In the event the agreement is terminated by reason of Ms. Adelman’s “disability,” Ms. Adelman is entitled to:

•	twelve months of his base salary payable in a lump sum;

•	continued benefits for six months following termination; and

•	immediate payment for accrued but unused vacation time.

Under the agreement, Ms. Adelman is considered “disabled” if she is incapable of substantially fulfilling her duties because of physical, mental or emotional incapacity from injury, sickness or disease for a period of three (3) months in a twelve month period.

If Ms. Adelman had been terminated on December 31, 2006, as a result of her disability, Ms. Adelman would have received aggregate amounts of $169,831, consisting of $155,400 for twelve months of base salary, $11,953 for accrued vacation time and $2,478 for health insurance benefits. We estimate that it will cost us $2,478 in premiums to maintain Ms. Adelman’s health insurance for a six month period.

Todd C. Crow

The compensation due Mr. Crow in the event of the termination of his employment agreement with us or a change of control varies depending on the nature of the termination.

Termination Without Cause. In the event the agreement is terminated by reason of Mr. Crow’s termination without “cause,” Mr. Crow is entitled to the greater of (i) Mr. Crow’s monthly base salary times the number of months remaining on the terms of the agreement or (ii) one year of Mr. Crow’s base salary.

“Cause” is defined as (i) Mr. Crow’s willful and continued failure substantially to perform his duties and obligations under the agreement after written demand for substantial performance has been delivered to him by us which sets forth with reasonable specificity the deficiencies in Mr. Crow’s performance and giving Mr. Crow at least thirty (30) days to correct such deficiencies, (ii) Mr. Crow committing fraud or making intentionally material misrepresentations, (iii) Mr. Crow’s unauthorized disclosure or use of our trade secrets or confidential information, (iv) Mr. Crow’s conviction of a felony, (v) theft or conversion of our property by Mr. Crow, or (vi) Mr. Crow’s habitual misuse of alcohol, illegal narcotics, or other intoxicant.

If Mr. Crow had been terminated on December 31, 2006, without cause, Mr. Crow would have been entitled to receive immediately an aggregate of $284,900.

Termination for Cause, voluntary resignation, death or disability. In the event Mr. Crow is terminated for “cause,” death, “disability” or if he voluntarily resigns, Mr. Crow is entitled to:

•	any and all earned but unpaid compensation as of the date of termination; and

•	immediate payment for accrued but unused vacation time.

Under the agreement, Mr. Crow is considered “disabled” if he is incapable of substantially fulfilling his duties because of physical, mental or emotional incapacity from injury, sickness or disease, despite reasonable accommodation by Nutracea, for a period exceeding three (3) months.

If Mr. Crow was terminated for cause on December 31, 2006, Mr. Crow would have been entitled to receive an aggregate of $2,002 for unused vacation time, payable upon termination.

Termination in Connection with a Change in Control. In the event that this agreement is terminated by reason of Mr. Crow’s termination as a result of a “change in control” and Mr. Crow is not employed in the same capacity or being paid the same base salary by the successor entity, Mr. Crow is entitled to:

•	the greater of (i) two years of base salary or (ii) the base salary remaining to be paid through the term of the agreement;

•	continued medical and dental benefits for two years after the change of control; and

•	payment for accrued but unused vacation time.

In addition, Mr. Crow holds a stock option for 500,000 shares that vest as to all unexercised shares in the event of a change of control.

A “change in control” is defined in the agreement as (i) a merger or acquisition in which we are not the surviving entity, except for (a) a transaction the principal purpose of which is to change the state of our incorporation, or (b) a transaction in which our shareholders immediately before such transaction hold, immediately after such transaction, at least 50% of the voting power of the surviving entity; (ii) a shareholder approved sale, transfer or other disposition of all or substantially all of our assets; (iii) a transfer of all or substantially all of our assets pursuant to a partnership or joint venture agreement or similar arrangement where our resulting interest is less than fifty percent (50%); (iv) any reverse merger in which we are the surviving entity but in which fifty percent (50%) or more of our outstanding voting stock is transferred to holders different from those who held the stock immediately before such merger; (v) a change in ownership of our stock through an action or series of transactions, such that any person is or becomes the beneficial owner, directly or indirectly, of our stock representing fifty percent (50%) or more of the voting power of our outstanding stock; or (vi) a majority of the members of our board of directors are replaced during any twelve (12) month period by directors whose appointment or election is not endorsed by a majority of the members of our board of directors before the date of such appointment of election.

If Mr. Crow had been terminated on December 31, 2006, by reason of Mr. Crow’s termination as a result of a change in control and Mr. Crow was not employed in the same capacity or being paid the same base salary by the successor entity, Mr. Crow would have been entitled to receive an aggregate of $586,878, consisting of $310,800 for 2 years of base salary, $17,560 for the cost of health and dental insurance premiums, $2,002 for accrued vacation benefits and $256,516 for the benefit of accelerating the vesting of Mr. Crow’s unvested stock option. The benefit to Mr. Crow of the acceleration of his stock option was calculated by multiplying the number of unvested shares underlying the stock option at December 31, 2006 (112,016) by the difference between the closing price of our common stock on the trading day immediately before December 31, 2006 ($2.59) and the per share exercise price of the stock option ($0.30).

Ike E. Lynch

The compensation due Mr. Lynch in the event of the termination of his employment agreement with us or a change of control varies depending on the nature of the termination.

Termination Without Cause. In the event the agreement is terminated by reason of Mr. Lynch’s termination without “cause,” Mr. Lynch is entitled to the greater of (i) Mr. Lynch’s monthly base salary times the number of months remaining on the terms of the agreement and (ii) one year of Mr. Lynch’s base salary.

“Cause” is defined as (i) Mr. Lynch’s willful and continued failure substantially to perform his duties and obligations under the agreement after written demand for substantial performance has been delivered to him by us which sets forth with reasonable specificity the deficiencies in Mr. Lynch’s performance and giving Mr. Lynch at least thirty (30) days to correct such deficiencies, (ii) Mr. Lynch committing fraud or making intentionally material misrepresentations, (iii) Mr. Lynch’s unauthorized disclosure or use of our trade secrets or confidential information, (iv) Mr. Lynch’s conviction of a felony, (v) theft or conversion of our property by Mr. Lynch, or (vi) Mr. Lynch’s habitual misuse of alcohol, illegal narcotics, or other intoxicant.

If Mr. Lynch had been terminated on December 31, 2006, without cause, Mr. Lynch would have been entitled to receive immediately an aggregate of $284,900.

Termination for Cause, voluntary resignation, death or disability. In the event Mr. Lynch is terminated for “cause,” death, “disability” or if he voluntarily resigns, Mr. Lynch is entitled to:

•	any and all earned but unpaid salary as of the date of termination; and

•	immediate payment for accrued but unused vacation time.

Under the agreement, Mr. Lynch is considered “disabled” if he is incapable of substantially fulfilling his duties because of physical, mental or emotional incapacity from injury, sickness or disease for an aggregate period of three (3) months in a twelve month period.

If Mr. Lynch was terminated for cause on December 31, 2006, Mr. Lynch would have been entitled to receive an aggregate of $9,025 for unused vacation time, payable upon termination.

Termination in Connection with a Change in Control. In the event that this agreement is terminated by reason of Mr. Lynch’s termination as a result of a “change in control” and Mr. Lynch is not employed in the same capacity or being paid the same base salary by the successor entity, Mr. Lynch is entitled to:

•	$180,000;

•	continued medical and dental benefits for two years after the change of control; and

•	payment for accrued but unused vacation time.

In addition, Mr. Lynch holds a stock option for 500,000 shares that vests as to all unexercised shares in the event of a change of control.

A “change in control” is defined in the agreement as (i) a merger or acquisition in which we are not the surviving entity, except for (a) a transaction the principal purpose of which is to change the state of our incorporation, or (b) a transaction in which our shareholders immediately before such transaction hold, immediately after such transaction, at least 50% of the voting power of the surviving entity; (ii) a shareholder approved sale, transfer or other disposition of all or substantially all of our assets; (iii) a transfer of all or substantially all of our assets pursuant to a partnership or joint venture agreement or similar arrangement where our resulting interest is less than fifty percent (50%); (iv) any reverse merger in which we are the surviving entity but in which fifty percent (50%) or more of our outstanding voting stock is transferred to holders different from those who held the stock immediately before such merger; (v) a change in ownership of our stock through an action or series of transactions, such that any person is or becomes the beneficial owner, directly or indirectly, of our stock representing fifty percent (50%) or more of the voting power of our outstanding stock; or (vi) a majority of the members of our board of directors are replaced during any twelve (12) month period by directors whose appointment or election is not endorsed by a majority of the members of our board of directors before the date of such appointment of election.

If Mr. Lynch had been terminated on December 31, 2006, by reason of Mr. Lynch’s termination as a result of a change in control and Mr. Lynch was not employed in the same capacity or being paid the same base salary by the successor entity, Mr. Lynch would have been entitled to receive an aggregate of $481,013, consisting of a $180,000 payment, $22,648.00 for the cost of health and dental insurance premiums, $9,025 for accrued vacation benefits and $269,340 for the benefit of accelerating the vesting of Mr. Lynch’s unvested stock option. The benefit to Mr. Lynch of the acceleration of his stock option was calculated by multiplying the number of unvested shares underlying the stock option at December 31, 2006 (117,616) by the difference between the closing price of our common stock on the trading day immediately before December 31, 2006 ($2.59) and the per share exercise price of the stock option ($0.30).

Kody K. Newland

Termination Without Cause. In the event the agreement is terminated by reason of Mr. Newland’s termination without “cause,” Mr. Newland is entitled to:

•	an amount equal to his base salary for the remainder of the term of his employment agreement, not to exceed 12 months;

•	any and all earned but unpaid base salary and benefits as of the date of termination; and

•	payment for accrued but unused vacation time.

“Cause” is defined as (i) a determination by the board of directors that Mr. Newland has been grossly negligent or has engaged in material willful or gross misconduct in the performance of her duties and we have filed a civil lawsuit against her for the same claims, (ii) Mr. Newland has taken or failed to take any actions such that such action or failure constitutes legal cause for termination under California law, (iii) Mr. Newland has been convicted by a court of law of fraud, moral turpitude, embezzlement, theft, or dishonesty or other criminal conduct, (iv) Mr. Newland having materially breached the terms of her employment agreement and not cured the breach in 10 days after receipt of written notice or (v) Mr. Newland having failed to meet written standards established by us for performance of duties and not cured this failure within 10 days after receipt of written notice.

If Mr. Newland had been terminated on December 31, 2006, without cause, Mr. Newland would have been entitled to receive immediately an aggregate of $152,137, consisting of $150,000 for twelve months of base salary and $2,137 for accrued vacation time.

Termination for Cause, death or disability. In the event Mr. Newland is terminated for “cause,” death or “disability,” Mr. Lynch is entitled to:

•	any and all earned but unpaid salary as of the date of termination; and

•	immediate payment for accrued but unused vacation time.

Under the agreement, Mr. Newland is considered “disabled” if he is incapable of substantially fulfilling his duties because of physical, mental or emotional incapacity from injury, sickness or disease for an aggregate period of three (3) months in a twelve month period.

If Mr. Newland was terminated for cause on December 31, 2006, Mr. Newland would have been entitled to receive an aggregate of $2,137 for unused vacation time, payable upon termination.

Change of Control Benefit. In the event of a “change of control”, Mr. Newland’s stock option to purchase 500,000 shares of our common stock will vest as to all unvested shares.

“Change of control” is defined as (i) our merger or consolidation with any other corporation which results in our voting stock outstanding immediately before the transaction failing to represent more than fifty percent (50%) of the total voting power represented by the surviving entity immediately after the merger or consolidation or (ii) our sale or disposal of all or substantially all of our assets.

If a change of control had occurred on December 31, 2006, 200,000 shares subject to Mr. Newland’s stock option would have immediately vested and Mr. Newland would have received a benefit of $318,000. The benefit to Mr. Lynch of the acceleration of his stock option was calculated by multiplying the number of unvested shares underlying the stock option at December 31, 2006 (200,000) by the difference between the closing price of our common stock on the trading day immediately before December 31, 2006 ($2.59) and the per share exercise price of the stock option ($1.00).

Executive Employment Agreements

Bradley D. Edson

On December 17, 2004, NutraCea entered into an employment agreement that expires December 31, 2007 with its current President and Chief Executive Officer, Bradley D. Edson, pursuant to which NutraCea is to pay Mr. Edson a base salary of $50,000 in year one; a base salary of $150,000 in year two; and a base salary of $250,000 in year three. The agreement also provides that Mr. Edson is entitled to an annual incentive bonus based upon performance (“Edson Incentive Bonus”) and to be provided a car allowance of $600 per month. The incentive bonus is payable annually within 10 days of the completion of NutraCea’s annual independent audit. The bonus is one percent of NutraCea’s “Gross Sales over $25, 000,000,” but only if NutraCea reports a positive EBITDA for the period. The bonus amount is limited to a maximum of $750,000 in any calendar year. In addition, Mr. Edson was issued warrants to purchase 6,000,000 shares of NutraCea’s common stock at an exercise price of $0.30 per share. The warrants are immediately exercisable and expire ten years from the date of issuance.

For a description of the termination and change in control provisions of Mr. Edson’s employment agreement, see “Potential Payments Upon Termination or Change in Control.”

Margie D. Adelman

On January 25, 2005, NutraCea entered into a three year employment agreement with Margie D. Adelman, NutraCea’s Senior Vice President and Secretary, pursuant to which NutraCea is to pay Ms. Adelman a base salary of $150,000 per year. The agreement also provides that Ms. Adelman is entitled to a one-time initial bonus of $25,000 and will be eligible for future incentive bonuses based solely on the discretion of NutraCea’s Chief Executive Officer or President and the approval of NutraCea’s Compensation Committee. Ms. Adelman was issued a warrant to purchase 1,000,000 shares of NutraCea’s common stock at an exercise price of $0.30 per share, 500,000 shares of which vested upon signing and 500,000 shares of which vested on January 25, 2006, subject to forfeiture under certain terms and conditions. In addition, Ms Adelman was issued warrants to purchase 1,000,000 shares of NutraCea’s common stock at an exercise price of $0.30 that will vest upon the achievement of NutraCea obtaining “Gross Sales over $25,000,000” and NutraCea reporting a positive EBITDA for the period. All warrants expire ten years from the date of issuance. On February 26, 2006, the agreement was modified to include a car allowance of $600 per month, a cost of living increase for the balance of the term of her agreement, and an additional week of paid vacation per calendar year.

For a description of the termination and change in control provisions of Ms. Adelman’s employment agreement, see “Potential Payments Upon Termination or Change in Control.”

Todd C. Crow

In September 2005, we entered into a first amendment to employment agreement with Todd C. Crow, pursuant to which we assumed the employment agreement between Mr. Crow and The RiceX Company. The employment agreement, as amended, provides that Mr. Crow will serve as Chief Financial Officer of NutraCea and the RiceX Company. Mr. Crow’s employment agreement, as amended, provides that Mr. Crow will receive an annual base salary of $150,000, which salary will be reviewed annually and be adjusted to compensate for cost of living adjustments in the Sacramento metropolitan area. The agreement terminates on October 4, 2008. The term will be automatically extended for an additional one-year term unless either party delivers notice of election not to extend the employment at least 90 days prior to the expiration of the initial term.

For a description of the termination and change in control provisions of Mr. Crow’s employment agreement, see “Potential Payments Upon Termination or Change in Control.”

Ike E. Lynch

In September 2005, we entered into a first amendment to employment agreement with Ike E. Lynch, pursuant to which we assumed the employment agreement between Mr. Lynch and The RiceX Company. The employment agreement, as amended, provides that Mr. Lynch will serve as Chief Operating Officer of NutraCea, The RiceX Company and RiceX Nutrients, Inc., a subsidiary of The RiceX Company. The employment agreement, as amended, provides that Mr. Lynch will receive an annual base salary of $150,000, which salary will be reviewed annually and be adjusted to compensate for cost of living adjustments in the Sacramento metropolitan area. The agreement terminates on October 4, 2008. The term will be automatically extended for an additional one-year term unless either party delivers notice of election not to extend the employment at least 90 days prior to the expiration of the initial term.

For a description of the termination and change in control provisions of Mr. Lynch’s employment agreement, see “Potential Payments Upon Termination or Change in Control.”

Kody K. Newland

On February 27, 2006, NutraCea entered into a two year employment agreement with Kody Newland, NutraCea’s Senior Vice President of Sales, pursuant to which NutraCea is to pay Mr. Newland a base salary of $150,000 per year which will be reviewed annually and adjusted to compensate for cost of living adjustments in the Sacramento metropolitan area. The term of agreement may be extended by mutual agreement of the parties on a month to month basis. The agreement also provides that Mr. Newland is eligible for future incentive bonuses based solely on the discretion of NutraCea’s Chief Executive Officer or President and the approval of NutraCea’s Compensation Committee. Mr. Newland was issued an option to purchase 500,000 shares of NutraCea’s common stock at an exercise price of the greater of (i) one dollar ($1.00) per share; or (ii) the closing bid price of NutraCea’s common stock on the date of the grant as reported on the over-the-counter bulletin board. Such option is subject to the terms and conditions of a stock option agreement between the parties. In addition, the agreement includes a car allowance of $600 per month.

For a description of the termination and change in control provisions of Mr. Newland’s employment agreement, see “Potential Payments Upon Termination or Change in Control.”

Equity Incentive Plans

Our board of directors adopted our 2003 Stock Compensation Plan, or the 2003 Plan, on October, 2003. Under the terms of the 2003 Plan, NutraCea may grant options to purchase common stock and shares of common stock to officers, directors, employees or consultants providing services to NutraCea on such terms as are determined by the board of directors. A total of 10,000,000 shares of our common stock are reserved for issuance under the 2003 Plan. As of December 31, 2006 a total of 9,996,207 shares were issued under the 2003 Plan, no shares underlie outstanding stock option granted pursuant to the 2003 Plan and 3,793 shares were available for future grants under the Plan. Our board of directors administers the 2003 Plan and determines vesting schedules on plan awards. The 2003 Plan has a term of 10 years and stock options granted under the plan may not have terms in excess of 10 years. The Board may accelerate unvested options if NutraCea sells substantially all of its assets or is a party to a merger or consolidation in which NutraCea is not the surviving corporation. All options will terminate in their entirety to the extent not exercised on or prior to the date specified in the written notice unless an agreement governing any change of control provides otherwise.

Our board of directors adopted our 2005 Equity Incentive Plan, or 2005 Plan, in May 2005 and our shareholders approved the 2005 Plan in September 2005. Under the terms of the 2005 Plan, NutraCea may grant options to purchase common stock and shares of common stock to officers, directors, employees or consultants providing services to NutraCea on such terms as are determined by the board of directors. A total of 10,000,000 shares of our common stock are reserved for issuance under the 2005 Plan. As of December 31, 2006, no shares were issued under the 2005 Plan, no shares underlie outstanding stock option granted pursuant to the 2005 Plan and 10,000,000 shares were available for future grants under the Plan. Our board of directors administers the 2005 Plan, determines vesting schedules on plan awards and may accelerate these schedules for award recipients. The 2005 Plan has a term of 10 years and stock options granted under the plan may not have terms in excess of 10 years. All options will terminate in their entirety to the extent not exercised on or prior to the date specified in the written notice unless an agreement governing any change of control provides otherwise.

Director Compensation

Non-employee directors receive an annual cash retainer of $12,000 and a fee of $1,000 for each board meeting attended in person and $500 for each telephonic board meeting attended. In addition, they receive annual retainers of $2,000 per year to serve on the audit and compensation committees. The Chairman of the Board also receives an additional $4,000 per year. The Committee chairmen also receive an additional $1,000 per year. Each non-employee director receives an option to purchase 35,000 shares of common stock each year on the date of our annual shareholder meeting. Directors are reimbursed for reasonable expenses incurred in attending meetings of the Board and Board committees.

Directors are eligible to participate in NutraCea’s 2005 Equity Incentive Plan.

Director Compensation Table

The following Director Compensation Table sets forth summary information concerning the compensation paid to our non-executive officer directors in 2006 for services to our company.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)(2)	All Other Compensation ($)	Total ($)
David S. Bensol	21,750	29,223	—	50,983
Eliot R. Drell	13,000	29,223	—	42,233
James C. Lintzenich	16,750	29,223	—	45,983
Edward L. McMillan	17,000	29,223	—	46,233
Patricia McPeak	0	—(3)	155,188(4)	155,188
Steven W. Saunders	14,000	29,223	77,953(5)	43,223
Kenneth L Shropshire	16,750	29,223	—	45,973

Total	99,250	175,338	233,141	429,816
_______________

(1)
Amounts shown do not reflect compensation actually received by the directors. Instead, the amounts shown are the compensation costs recognized by NutraCea in 2006 for option awards as determined pursuant to Statement of Financial Accounting Standards No. 123(R), or FAS 123R. These compensation costs reflect option awards granted in 2006. The assumptions used to calculate the value of option awards are set forth in Note 13 of the Notes to Consolidated Financial Statements contained NutraCea’s Annual Report on Form 10-K for 2006.

(2)
The compensation cost recognized by NutraCea in fiscal 2006 for each stock option grant is based on the following fair value as of the grant date: $39,357 for a stock option grant to each non-employee director to purchase 35,000 shares of common stock made on May 23, 2006 at an exercise price of $1.14 per share. At the end of 2006, Mr. Bensol, Mr. Drell, Mr. Lintzenich, Mr. McMillan, Ms. McPeak, Mr. Saunders and Mr. Shropshire held options to purchase an aggregate of 35,000 shares, 35,000 shares, 35,000 shares, 35,000 shares, 0 shares, 35,000 shares and 35,000 shares, respectively, as compensation for serving as NutraCea’s directors. Also, at the end of 2006, Mr. Bensol, Mr. Drell, Mr. Lintzenich, Mr. McMillan, Ms. McPeak, Mr. Saunders and Mr. Shropshire held an aggregate 0 shares, 35,000 shares, 0 shares, 0 shares, 35,000 shares, 0 shares and 0 shares, respectively, of common stock received as compensation for serving as directors.

(3)	Ms. McPeak did not receive a stock option grant because she is an employee of NutraCea.
(4)	Reflects compensation received by Ms. McPeak for serving as an employee of NutraCea. Compensation consists of the following: $154,807 as salary and $381 for payment of life insurance premiums.
(5)
Reflects the grant of a warrant to Mr. Saunders for providing engineering and construction consultation to NutraCea. The compensation cost recognized by NutraCea in fiscal 2006 for the warrant is based on the following fair value as of the grant date: $78,740 for a stock option grant to purchase 100,000 shares of common stock made on February 27, 2006 at an exercise price of $1.00 per share.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

During 2006, we believe that there has not been any transaction or series of similar transactions to which we were or are to be a party in which the amount involved exceeds $120,000 and in which any director, executive officer or holder of more than 5% of any class of our capital stock, or members of any such person’s immediate family, had or will have a direct or indirect material interest, other than compensation described in “Executive Compensation,” and as set forth below.

Related Party Transactions

In November 2004, NutraCea purchased an automobile valued at $73,096 for use by Patricia McPeak, a director and former Chief Executive Officer. Ms. McPeak waived a car allowance in exchange for use of the automobile.

On April 15, 2004, we paid a consulting fee to Drell-Pecha, a partnership in which Dr. Elliot Drell, a former director, is a partner. The consulting fee consisted of 300,000 shares of common stock and options to purchase an aggregate of 300,000 shares of common stock at $1.00 per share. 100,000 of the option shares vested upon grant and the remaining 200,000 option shares vest at a rate of 50,000 option shares per year.

In April 2005, a direct response marketing company agreed to pay Patricia McPeak, our former Chief Executive Officer and one of our directors, a royalty per unit of our products sold through infomercials that demonstrate certain of our products. Pursuant to this agreement, Ms. McPeak should have earned approximately $270,000 in each of 2005 and 2006 from this direct marketing company. These payments are not the obligations of NutraCea.

In May 2006, we sold approximately 17,560 shares of our Series C preferred stock at a price of $1,000.00 per share, and warrants to purchase an aggregate of 10,329,412 shares of our common stock with an exercise price of $1.35 per share, to a small number of sophisticated investors in a private placement transactions. Our Series C preferred stock can be converted to shares of our common stock at a conversion rate of approximately 1176 shares of common stock for each share of Series C preferred Stock. Gross proceeds from the offering were approximately $17.56 million. The investors included The Pinnacle Fund, L.P., funds related to WS Management, Funds related to Enable Partners, Gryphon Master Fund, Sherleigh Associates Profit Sharing Plan, Bushido Capital Master Fund, Funds related to SRB Greenway Capital, Westpark Capital, Iroquois Master Fund and Funds related to Xerion Partners Equity, which purchased 3,000, 2,000, 1,150, 1,000, 1,000, 1,000, 1,000, 1,000, 1,000 and 500 shares of Series C preferred stock, respectively. At the time of this private placement, each of the aforementioned investors beneficially held greater than either 5% of our outstanding common stock or 5% of our outstanding preferred stock.

Review, Approval or Ratification of Transactions with Related Parties

It historically has been is our unwritten policy, which policy is not otherwise evidenced, for any related party transaction that involves more than a de minimis obligation, expense or payment, to obtain approval by our board of directors prior to our entering into any such transaction. In conformity with our various policies on related party transactions, each of the above transactions discussed in this “Certain Relationships and Related Party Transactions” section has been reviewed and approved by our board of directors. In addition, the charter for our Audit Committee, which was approved by our board of directors on April 18, 2007, requires that all related party transactions be approved by our Audit Committee.

Limitation of Liability and Indemnification of Officers and Directors

Our articles of incorporation provide that it will indemnify its officers and directors, employees and agents and former officers, directors, employees and agents unless their conduct is finally adjudged as involving intentional misconduct, fraud or a knowing violation of the law and were material to the cause of action. This indemnification includes expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by these individuals in connection with such action, suit, or proceeding, including any appeal thereof, subject to the qualifications contained in California law as it now exists. Expenses (including attorneys’ fees) incurred in defending a civil or criminal action, suit, or proceeding will be paid by NutraCea in advance of the final disposition of such action, suit, or proceeding upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount, unless it shall ultimately be determined that he or she is entitled to be indemnified by NutraCea as authorized in the Articles of Incorporation. This indemnification will continue as to a person who has ceased to be a director, officer, employee or agent, and will benefit their heirs, executors, and administrators. These indemnification rights are not deemed exclusive of any other rights to which any such person may otherwise be entitled apart from the Articles of Incorporation. California law generally provides that a corporation shall have the power to indemnify persons if they acted in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of NutraCea and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful. In the event any such person is judged liable for negligence or misconduct, this indemnification will apply only if approved by the court in which the action was pending. Any other indemnification shall be made only after the determination by our board of directors (excluding any directors who were party to such action), by independent legal counsel in a written opinion, or by a majority vote of shareholders (excluding any shareholders who were parties to such action) to provide such indemnification.

NutraCea carries Officers and Directors insurance. The aggregate limit of liability for the policy period (inclusive of costs of defense) is $5,000,000. The policy period ends on October 1, 2007.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of NutraCea pursuant to the foregoing provisions, or otherwise, NutraCea has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table set forth certain information regarding beneficial ownership of our common stock as of April 23, 2007, by (i) each person or entity who is known by us to own beneficially more than 5% of the outstanding shares of that class or series of our stock, (ii) each of our directors, (iii) each of the Named Executive Officers, and (iv) all directors and executive officers as a group.

The table is based on information provided to us or filed with the Securities and Exchange Commission (“SEC”) by our directors, executive officers and principal shareholders. Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting and investment power with respect to shares. Shares of common stock issuable upon exercise of options and warrants that are currently exercisable or are exercisable within 60 days after April 23, 2007, are deemed outstanding for purposes of computing the percentage ownership of the person holding such options or warrants, but are not deemed outstanding for computing the percentage of any other shareholder. Unless otherwise indicated, the address for each shareholder listed in the following table is c/o NutraCea, 5090 North 40th Street, Fourth Floor, Phoenix, Arizona 85018.

	Shares of Common Stock Beneficially Owned
Name and Address of Beneficial Owner	Number (1)	Percentage (1)
Patricia McPeak (2)	13,907,567	9.97%
Bradley D. Edson (3)	6,176,000	4.36%
James C. Lintzenich (4)	2,918,019	2.13%
Ike E. Lynch (5)	1,765,926	1.22%
Todd C. Crow (6)	1,505,432	1.10%
Steven W. Saunders (7)	1,305,994	*
Margie D. Adelman (8)	1,071,207	*
Kody K. Newland (9)	360,000	*
Edward L. McMillan (10)	206,337	*
David S. Bensol (11)	75,000	*
Kenneth L. Shropshire (12)	35,000	*
Wesley K. Clark (13)	5,834	*
All directors and executive officers as a group (11 persons) (14)	27,588,334	18.30%

*	less than 1%

(1)
Applicable percentage of ownership is based on 135,625,849 shares of our common stock outstanding as of April 23, 2007, together with applicable options and warrants for such shareholder exercisable within 60 days of April 23, 2007.

(2)	Includes 3,903,655 shares issuable upon exercise of options held by reporting person. Also includes 153,598 shares held by a trust controlled by the reporting person.

(3)	Includes 6,000,000 shares issuable upon exercise of options.

(4)	Includes 1,521,608 shares issuable upon exercise of warrants and 1,396,411 outstanding shares held by the James C. Lintzenich Revocable Trust.

(5)
Includes 1,388,694 shares issuable upon exercise of options held by the reporting person and 90,620 held by the reporting person’s spouse. The reporting person disclaims beneficial ownership with regard to all shares owned by his spouse. Mr. Lynch resigned as Chief Operating Officer on April 11, 2007.

(6)	Includes 1,495,732 shares issuable upon exercise of options and warrants.

(7)	Includes 542,192 shares issuable upon exercise of options and warrants.

(8)
Includes 68,707 shares and an additional 2,500 shares issuable upon exercise of options held by Adelman Global of which the filing person is the owner. Also includes 1,000,000 shares issuable upon exercise of options held by the reporting person.

(9)	Includes 350,000 shares issuable upon exercise of options.

(10)
Includes 111,789 shares issuable upon exercise of options held by the reporting person. Also includes 76,799 shares issuable upon exercise of warrants jointly held by the reporting person and his spouse.

(11)	Includes 35,000 shares issuable upon exercise of options.

(12)	Includes 35,000 shares issuable upon exercise of options.

(13)	Includes 5,834 shares issuable upon exercise of options.

(14)	Includes an aggregate of 15,102,062 shares issuable upon exercise of options and warrants.

DESCRIPTION OF SECURITIES

Our authorized capital stock consists of 200,000,000 shares of common stock, no par value, 20,000,000 shares of Preferred Stock, no par value, of which 3,000,000 shares are designated Series A Preferred Stock, 25,000 shares are designated Series B Preferred Stock and 25,000 shares are designated Series C Preferred Stock. As of March 2, 2007, there were 134,370,254 shares of common stock outstanding, no shares of Series A Preferred Stock outstanding, no shares of Series B Preferred Stock outstanding, and two shares of Series C Preferred Stock outstanding.

Common Stock

Holders of NutraCea common stock are entitled to receive ratably dividends when, as, and if declared by NutraCea’s board of directors out of funds legally available therefor. Upon the liquidation, dissolution, or winding up of NutraCea, the holders of the common stock are entitled to receive ratably the net assets of NutraCea available after the payment of all debts and other liabilities and subject to the prior rights of outstanding NutraCea preferred shares, if any. However, there are no assurances that upon any such liquidation or dissolution, there will be any net assets to distribute to the holders of NutraCea common stock.

The holders of NutraCea common stock are entitled to one vote for each share held on all matters submitted to a vote of NutraCea shareholders. Under certain circumstances, California law permits the holders of NutraCea common stock to cumulate their votes for the election of directors, in which case holders of less than a majority of the outstanding shares of NutraCea common stock could elect one or more of NutraCea’s directors. Holders of NutraCea common stock have no preemptive, subscription, or redemption rights. The outstanding shares of NutraCea common stock are fully paid and nonassessable. The rights and privileges of holders of NutraCea common stock are subject to, and may be adversely affected by, the rights of holders of shares of NutraCea preferred stock that NutraCea may designate and issue in the future.

Preferred Stock

NutraCea’s board of directors is authorized to issue preferred stock in one or more series and to fix the rights, preferences, privileges, qualifications, limitations and restrictions thereof, including dividend rights and rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without any vote or action by NutraCea’s shareholders. Any preferred stock to be issued could rank prior to the NutraCea common stock with respect to dividend rights and rights on liquidation. NutraCea’s board of directors, without shareholder approval, may issue preferred stock with voting and conversion rights which could adversely affect the voting power of holders of NutraCea common stock and discourage, delay or prevent a change in control of NutraCea.

Series A Preferred Stock

We have authorized a total of 3,000,000 shares of Series A Preferred Stock. No shares of Series A Preferred Stock are outstanding.

Series B Preferred Stock

We have authorized a total of 25,000 shares of Series B preferred stock. No shares are outstanding as of March 2, 2007.

Series C Preferred Stock

We have authorized a total of 25,000 shares of Series C preferred stock. Two shares of Series C Preferred Stock are outstanding as of March 2, 2007.

Voting

Series C preferred stock shall not be entitled to vote unless required by law or unless we take certain actions, which actions will require the affirmative vote of the holders of a majority of the outstanding shares of Series C preferred stock. These actions include, among other things, amending our Certificate of Determination, Rights and Privileges of Series C preferred stock, authorizing or creating any capital stock senior to, or on parity with, the Series C preferred stock, altering the powers, preferences or rights of the Series C preferred stock, issuing additional shares of Series C preferred stock and incurring certain debt.

Conversion

Each share of Series C preferred stock is convertible into the number of shares of our common stock equal to $1,000.00 divided by the conversion price, which is currently $0.85. The conversion price is subject to anti-dilution protection if we issue our common stock at prices less than the then current conversion price and for stock splits, stock dividends and other similar transactions.

Liquidation Preference

Upon occurrence of (1) our liquidation, (2) a merger or consolidation involving us where our existing shareholders do not retain more than 50% of the voting power in us, (3) a sale of all or substantially all of our assets or (4) a tender offer or other business combination involving us where our existing shareholders do not retain more than 50% of the voting power in us, each share of Series C preferred stock will be entitled to receive in preference to holders of our common stock an amount equal to $1,000, plus any accrued but unpaid dividends, if any. After receiving this preference, the holders of Series C preferred stock will not be entitled to any further distribution of our assets.

Transfer Agent

American Stock Transfer & Trust Company, New York, New York, serves as transfer agent for the shares of common stock.

SELLING SECURITY HOLDERS

The table below lists the selling shareholders and other information regarding the beneficial ownership of the common stock by each of the selling shareholders. The first column lists the name of each selling shareholder. The second column lists the number of shares of common stock beneficially owned by each selling shareholder prior to this offering on March 2, 2007. The third column lists the number of shares of common stock that may be resold under this prospectus. The fourth and fifth columns list the number of shares of common stock owned and the percentage of common stock owned after the resale of the common stock registered under this prospectus. The following table assumes that the selling shareholders sell all of the shares offered hereby and that the number of shares beneficially owned, other than the shares offered hereby, do not change after March 2, 2007. We do not know how long the selling shareholders will hold the shares set forth in the following table before selling them or how many shares they will sell.

			Common Shares Beneficially Owned After Offering
Name of Selling Shareholder	Common Shares Beneficially Owned Prior to Offering	Common Shares Offered by this Prospectus	Number	Percentage
Leonardo, LP (1)	2,500,000	2,500,000	-	1.83%
Pequot Capital Management, Inc. (2)	1,835,000	1,835,000	-	1.35%
The Pinnacle Fund, LP (3)	6,000,000	705,883	5,294,117	4.47%
Enable Growth Partners, LP. (4)	2,403,529	300,000	2,103,529	1.77%
Enable Opportunity Partners, LP (4)	357,941	75,000	282,941	*
Xerion Partners II Master Fund Limited (5)	644,118	350,000	294,118	*
Xerion Partners I LLC (6)	350,000	350,000	-	*
Nite Capital, LP (7)	300,000	300,000	-	*
Halpern Capital, Inc. (8)	1,279,200	879,200	400,000	*
Baruch Halpern & Shoshana Halpern WROS (9)	849,900	799,900	50,000	*
Broadlawn Master Fund, Ltd. (10)	14,500	14,500	-	*
Presidio Partners (11)	179,040	151,640	27,400	*
Geary Partners LP (11)	261,349	193,092	68,257	*
Brady Retirement Fund LP (11)	134,426	83,250	51,176	*
Hookipa Capital Partners (12)	351,112	326,112	25,000	*
Wolfe Axelrod Weinberger Associates, LLC (13)	300,000	250,000	50,000	*
Steven Lee (14)	500,000	500,000	-	*
Craig & Susan Musick (15)	400,000	400,000	-	*
Kirk Kamdar (16)	1,652,134	307,192	1,344,942	1.23%
Lowell, Danny (17)	140,500	132,180	8,320	*
Smith, Lawrence (18)	55,000	55,000	-	*
Suhs, William (19)	40,000	40,000	-	*
Loomis, Gary (20)	355,900	85,500	270,400	*
Johnson, Elaine (21)	100,000	100,000	-	*
____________________
*	Represents holdings of less than one percent

(1)
Securities beneficially owned by Leonardo Capital Management Inc. (“LCMI”) represent 2,500,000 shares of common stock underlying warrants that are immediately exercisable. LCMI is the sole general partner of Leonardo, L.P. Angelo, Gordon & Co., L.P. (“Angelo, Gordon”) is the sole director of LCMI. John M. Angelo and Michael L. Gordon are the principal executive officers of Angelo, Gordon. Messrs. Angelo and Gordon have voting and dispositive power for the selling security holder’s shares and each of them disclaims beneficial ownership of the securities held by Leonardo, L.P., except to the extent of their pecuniary interests. The selling security holder has indicated to the issuer that it may be considered an affiliate of a broker-dealer. The selling security holder has represented to the issuer that the securities were acquired in the ordinary course of business, and that at the time of the acquisition of securities, the selling security holder had no agreements or understandings, directly or indirectly, with any party to distribute the securities.

(2)
Securities beneficially owned by Pequot Capital Management, Inc. (“Pequot”) represent 50,000 shares of common stock and 1,031,000 shares of common stock underlying warrants immediately exercisable held by Pequot Scout Fund, LP; and 35,000 shares of common stock and 719,000 shares of common stock underlying warrants immediately exercisable held by Pequot Mariner Master Fund, LP. Pequot is the investment manager/advisor to Pequot Scout Fund, LP and Pequot Mariner Master Fund, LP and exercises sole dispositive and voting power with respect to such shares. Arther J. Samberg is the controlling shareholder of Pequot, and each of Pequot and Mr. Samberg disclaims beneficial ownership of such shares, except to the extent of its or his pecuniary interest.

(3)
Securities beneficially owned by The Pinnacle Fund, L.P. represents 705,883 shares of common stock registered under Registration Number 333-129839 and 5,294,117 shares of common stock registered under Registration Number 333-134957. Pinnacle Advisers, L.P. is the general partner of The Pinnacle Fund, L.P and has sole dispositive, investment and voting power with respect to such shares. Pinnacle Fund Management, L.L.C is the general partner of Pinnacle Advisers, L.P. and Barry M. Kitt is the sole member of Pinnacle Fund Management, L.L.C. Mr. Kitt disclaims beneficial ownership with respect to such shares except for his pecuniary interest.

(4)
Reported ownership includes shares registered under: (i) Registration 333-129839, in which Enable Growth Partners LP (“Enable Growth”) holds 300,000 shares of common stock underlying warrants immediately exercisable and Enable Opportunity Partners, LP (“Enable Opportunity”) holds 75,000 shares of common stock underlying warrants immediately exercisable; (ii) Registration 333-134957, in which Enable Growth holds 573,529 shares of common stock underlying warrants immediately exercisable and Enable Opportunity holds 102,940 shares of common stock underlying warrants immediately exercisable; and (iii) Registration 333-141744, in which Enable Growth holds 1,020,000 shares of common stock and 510,000 shares of common stock underlying warrants exercisable on or after August 16, 2007 and Enable Opportunity holds 120,000 shares of common stock and 60,000 shares of common stock underlying warrants exercisable on or after August 16, 2007. The natural person who has voting and dispositive power for such shares held by the funds named above is Mitch Levine, who is managing member of both funds. Enable Partners and Mr. Levine disclaim beneficial ownership of the shares except to the extent of its or his pecuniary interest. The selling security holder has indicated to the issuer that it may be considered an affiliate of a broker-dealer. The selling security holder has represented to the issuer that the securities were acquired in the ordinary course of business, and that at the time of the various acquisitions of the securities, the selling security holder had no agreements or understandings, directly or indirectly, with any party to distribute the securities.

(5)
Reported ownership includes shares registered under: (i) Registration Number 333-129839, in which 350,000 shares of common stock underlying warrants are immediately exercisable; and (ii) Registration Number 333-134957, in which 294,118 shares of common stock underlying warrants are immediately exercisable.   The natural person who has voting and dispositive power with respect to such shares is Daniel J. Arbess.  Mr. Arbess disclaims beneficial ownership of such shares except for his pecuniary interest.

(6)
Reported ownership includes 350,000 shares of common stock underlying warrants are immediately exercisable.  The natural persons who have voting and dispositive power for such securities are S. Donald Sussman and Daniel J. Arbess.  Messrs. Sussman and Arbess disclaim beneficial ownership of such shares except to the extent of each person’s pecuniary interest.  The selling security holder has indicated to the issuer that it may be considered an affiliate of a broker-dealer.  The selling security holder has represented to the issuer that such securities were acquired in the ordinary course of business, and that at the time of the acquisition of such securities, the selling security holder had no agreements or understandings, directly or indirectly, with any party to distribute the securities.

(7)
Securities beneficially owned by Nite Capital, LP represent 300,000 shares of common stock underlying warrants are immediately exercisable. The natural person who has voting and dispositive power for such securities is Keith Goodman, manager of the general partner of Nite Capital LP. Mr. Goodman and the general partner of Nite Capital LP disclaim beneficial ownership of the shares, except to the extent of his or its pecuniary interest.

(8)
Reported ownership includes shares registered under: (i) Registration Number 333-129839, in which 879,200 shares of common stock underlying warrants are immediately exercisable; and (ii) Registration Number 333-134957, in which 400,000 shares of common stock underlying warrants are immediately exercisable. Baruch Halpern is the natural person with voting and investment power with respect to such securities. The selling security holder is a broker-dealer that acted as placement agent for the issuer in two private placement transactions which occurred in October 2005 and May 2006 (the “Acquisitions”) and received such securities as compensation for investment banking services. Halpern Capital, Inc. has represented to the issuer that, as of the respective dates of the Acquisitions, it had no agreements or understandings, directly or indirectly, with any party to distribute the shares.

(9)
Reported ownership includes shares registered under: (i) Registration Number 333-129839, in which 440,000 shares of common stock and 359,900 shares of common stock underlying warrants are immediately exercisable; and (ii) Registration Number 333-134957, in which 50,000 shares of common stock underlying warrants are immediately exercisable. The selling security holder has indicated to the issuer that it received such securities as compensation for investment banking services . Baruch Halpern has indicated that he may be considered an affiliate of a broker-dealer and that the securities were acquired in the ordinary course of business, and that at the time of the acquisitions of securities, the selling security holder had no agreements or understandings, directly or indirectly, with any party to distribute the securities.

(10)
Reported ownership represents 14,500 shares of common stock. The natural person who has voting and investment power with respect to such securities is Jon Bloom, Managing Partner of Broadlawn Capital Management, LLC, which controls Broadlawn Master Fund, Ltd. Each of Broadlawn Capital Management, LLC and Mr. Bloom disclaims beneficial ownership of the shares, except to the extent of its or his pecuniary interest.

(11)
Reported ownership includes shares covered under: (i) Registration 333-129839, of which Presidio Partners holds 151,640 shares of common stock; Geary Partners LP holds 193,092 shares of common stock; and Brady Retirement Fund, LP holds 83,250 shares of common stock; and (ii) Registration 333-134957, of which Presidio Partners holds 27,400 shares of common stock; Geary Partners LP holds 68,257 shares of common stock; and Brady Retirement Fund, LP holds 51,176 shares of common stock. The natural person with voting and dispositive powers with respect to such securities is William J. Brady, the general partner of the funds named above. Mr. Brady disclaims beneficial ownership of the shares, except for his pecuniary interest.

(12)
Reported ownership includes shares covered under Registration 333-129839, in which 326,112 shares of common stock underlying warrants immediately exercisable and 25,000 shares of common stock underlying warrants that are currently not registered. The natural person with voting and investment power for the securities held by Hookipa Capital Partners is Kurt Benjamin. Mr. Benjamin disclaims beneficial ownership of the shares, except for his pecuniary interest.

(13)
Reported ownership includes shares covered under: (i) Registration Number 333-129839, in which 250,000 shares of common stock underlying warrants are immediately exercisable; and (ii) Registration 333-141744, of which 50,000 shares of common stock underlying warrants are exercisable on or after August 16, 2007. The natural persons with voting and investment power with respect to such securities are Donald C. Weinberger and Stephen D. Axelrod. Each of Messrs. Weinberger and Axelrod disclaims beneficial ownership of the shares, except to the extent of his pecuniary interest.

(14)
Reported ownership represents 500,000 shares of common stock. Mr. Lee is the natural person with voting and investment power with respect to such securities and disclaims beneficial ownership of such shares, except for his pecuniary interest.

(15)
Reported ownership represents 400,000 shares of common stock. The selling security holders are the natural persons with voting and investment power with respect to such securities. Craig and Susan Musick disclaim beneficial ownership of the shares, except to the extent of his or her pecuniary interest.

(16)
Reported ownership includes shares registered under Registration Number 333-129839, in which 307,192 shares of common stock underlying warrants are immediately exercisable and 1,344,942 shares of common stock are not covered under this registration. Kirit Kamdar is the natural person with voting and investment power with respect to such securities and disclaims beneficial ownership of such shares, except for his pecuniary interest.

(17)
Reported ownership includes shares registered under Registration Number 333-129839, in which 132,180 shares of common stock underlying warrants are immediately exercisable and 8,320 shares of common stock underlying warrants that are currently not registered. Danny Lowell is the natural person with voting and investment power for such securities and disclaims beneficial ownership of such shares, except for his pecuniary interest.

(18)
Reported ownership represents 55,000 shares of common stock. Lawrence Smith is the natural person with voting and investment power for such securities and disclaims beneficial ownership of such shares, except for his pecuniary interest.

(19)
Reported ownership represents 40,000 shares of common stock underlying warrants are immediately exercisable. William Suhs is the natural person with voting and investment power for such securities and disclaims beneficial ownership of such shares, except for his pecuniary interest.

(20)
Reported ownership includes shares registered under Registration Number 333-129839, in which 85,500 shares of common stock underlying warrants are immediately exercisable, and 270,400 shares of common stock underlying warrants not covered under registration. Gary Loomis is the natural person with voting and investment power for such securities and disclaims beneficial ownership of such shares, except for his pecuniary interest.

(21)	Elaine Johnson is the natural person with voting and investment power for such securities and disclaims beneficial ownership of such shares, except for her pecuniary interest.

PLAN OF DISTRIBUTION

Each of the selling shareholders, and any of their donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling shareholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. A selling shareholder will act independently of NutraCea in making decisions with respect to the timing, manner and size of each sale.

Each of the selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	privately negotiated transactions;
•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;
•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;
•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;
•	a combination of any such methods of sale; or
•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. Each selling stockholder does not expect these commissions and discounts relating to its sales of shares to exceed what is customary in the types of transactions involved.

In connection with the sale of the common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of the common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of securities will be paid by the selling stockholders and/or the purchasers. Each selling stockholder has informed NutraCea that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the common stock.

NutraCea is required to pay certain fees and expenses incurred by NutraCea incident to the registration of the shares. NutraCea has agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. Each selling stockholder has advised us that they have not entered into any agreements, understandings or arrangements with any underwriter or broker dealer regarding the sale of the resale shares. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling stockholders.

We agreed to keep this prospectus effective until the earlier of (i) October 4, 2008, (ii) the date on which the shares may be resold by the selling stockholders pursuant to Rule 144(k) under the Securities Act or any other rule of similar effect or (iii) all of the shares have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for a period of two business days, as prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the selling stockholders or any other person. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

LEGAL MATTERS

Weintraub Genshlea Chediak Law Corporation will pass upon legal matters in connection with the validity of the shares of common stock offered hereby for us.

EXPERTS

The consolidated financial statements of NutraCea as of December 31, 2005, and for each of the years in the two-year period ended December 31, 2005, have been included in the prospectus in reliance upon the report of Malone & Bailey, PC, independent auditor, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements appearing in this Prospectus and Registration Statement have been audited by Perry-Smith, LLP, an independent registered public accounting firm, to the extent and for the periods indicated in their report appearing elsewhere herein, and are included in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by us at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings with the SEC are also available to the public from commercial document retrieval services and at the SEC’s web site at “http://www.sec.gov.”

This prospectus is part of a registration statement we have filed with the SEC relating to the securities that may be offered by the selling shareholders. As permitted by SEC rules, this prospectus does not contain all of the information we have included in the registration statement and the accompanying exhibits and schedules we file with the SEC. You may refer to the registration statement, the exhibits and schedules for more information about our securities and us. The registration statement, exhibits and schedules are available at the SEC’s Public Reference Room.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Board of Directors
NutraCea and subsidiaries
El Dorado Hills, California

We have audited the accompanying consolidated balance sheet of NutraCea and subsidiaries (the “Company) as of December 31, 2006, and the related consolidated statements of operations, comprehensive income (loss), changes in stockholders’ equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2006, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Perry-Smith LLP

Perry-Smith LLP
Sacramento, California

March 30, 2007

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Board of Directors
NutraCea and subsidiaries
El Dorado Hills, California

We have audited the accompanying consolidated balance sheet of NutraCea as of December 31, 2005 and the related statements of operations, comprehensive loss, changes in stockholders’ equity, and cash flows for each of the two years then ended. These financial statements are the responsibility of NutraCea’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NutraCea as of December 31, 2005, and the results of its operations and its cash flows for each of the two years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ MALONE & BAILEY, PC

MALONE & BAILEY, PC
www.malone-bailey.com
Houston, Texas

March 15, 2006

NUTRACEA AND SUBSIDIARIES
Consolidated Balance Sheets

	As of December 31,
	2006	2005
ASSETS
Current assets:
Cash and cash equivalants	$14,867,000	$3,491,000
Marketable securities	368,000	145,000
Trade accounts receivables, net	7,093,000	2,515,000
Inventories	796,000	594,000
Notes receivable, current portion	1,694,000	-
Deposits and other current assets	1,383,000	82,000
Total current assets	26,201,000	6,827,000
Restricted marketable securities	-	145,000
Notes receivable, net of current portion	682,000	-
Property and equipment, net	8,961,000	5,493,000
Patents and trademarks, net of accumulated amortization of $439,000 and $119,000	5,097,000	2,418,000
Goodwill	32,314,000	32,581,000
Total assets	$73,255,000	$47,464,000
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$2,778,000	$1,247,000
Notes payable, current portion	-	6,000
Due to related parties	-	3,000
Deferred revenue	103,000	5,000
Total current liabilities	2,881,000	1,261,000
Long-term liabilities:
Notes payable, net of current portion	-	9,000
Total liabilities	2,881,000	1,270,000

Commitments and contingencies
Convertible, series B preferred stock, no par value, $1,000 stated value 25,000 shares authorized, 470 and 7,850 shares issued and outstanding	439,000	7,301,000
Convertible, series C preferred stock, no par value, $1,000 stated value 25,000 shares authorized, 5,468 and 0 shares issued and outstanding	5,051,000	-

Shareholders' equity:
Common stock, no par value, 200,000,000 shares authorized, 103,792,827 and 67,102,079 shares issued and outstanding	114,111,000	89,783,000
Accumulated deficit	(49,305,000)	(48,800,000)
Accumulated other comprehensive income, unrealized gain (loss) on marketable securities	78,000	(2,090,000)
Total shareholders' equity	64,884,000	38,893,000
Total liabilities and shareholders' equity	$73,255,000	$47,464,000

The accompanying notes are an integral part of these financials

NUTRACEA AND SUBSIDIARIES
Consolidated Statement of Operations

	For the years ended December 31,
	2006	2005	2004
Revenues
Net product sales	$17,105,000	$5,545,000	$1,010,000
Royalty, label and licensing fees	985,000	19,000	215,000
Total revenue	18,090,000	5,564,000	1,225,000

Cost of goods sold	9,130,000	2,878,000	600,000

Gross Profit	8,960,000	2,686,000	625,000

Research and development expenses	377,000	191,000	127,000
Selling, general and administrative expenses	6,032,000	3,862,000	11,644,000
Professional fess	1,504,000	1,627,000	12,405,000

Total operating expenses	7,913,000	5,680,000	24,176,000

Income (loss) from operations	1,047,000	(2,994,000)	(23,551,000)

Other income (expense)
Interest income	545,000	18,000	5,000
Interest expense	(7,000)	(896,000)	(28,000)

Net income (loss)	1,585,000	(3,872,000)	(23,574,000)

Cumulative preferred dividends	-	-	(8,000)

Net income (loss) available to common shareholders	$1,585,000	$(3,872,000)	$(23,582,000)

Net income (loss) per share:
Basic	$0.02	$(0.10)	$(1.18)
Diluted	$0.02	$(0.10)	$(1.18)

Weighted average number of shares outstanding	76,691,550	38,615,000	19,906,000

The accompanying notes are an integral part of these financials

NUTRACEA AND SUBSIDIARIES
Consolidated Statement of Comprehensive Income (Loss)

	For the years ended December 31,
	2006	2005	2004

Net Income (loss) available to common shareholders	$1,585,000	$(3,872,000)	$(23,582,000)

Other comprehensive loss:
Unrealized gain (loss) on marketable securities	78,000	(78,000)	(2,012,000)

Net and comprehensive income (loss)	$1,663,000	$(3,950,000)	$(25,594,000)

The accompanying notes are an integral part of these financials

NUTRACEA AND SUBSIDIARIES
Consolidated Statement of Changes in Stockholders’ Equity

	Convertible, Redeemable					Other
	Series A, B, C Preferred		Common Stock		Deferred	Comprehensive	Accumulated
	Shares	Amount	Shares	Amount	Compensation	Loss	Deficit	Total
Balance, January 1, 2004	670,000	$351,000	11,773,842	$20,980,000	$(122,000)	$-	$(21,345,000)	$(487,000)
Amortization of deferred compensation					57,000			57,000
Common stock cancelled			(50,000)
Common stock issues for
accounts payable			168,626	58,000				58,000
marketable securities			7,000,000	2,380,000				2,380,000
patent incentive plan			180,000	239,000				239,000
services rendered			4,407,950	3,470,000				3,470,000
settlements			5,780,000	8,839,000				8,839,000
Common stock repurchased			(344,956)	(230,000)				(230,000)
Preferred dividends converted to common stock		(6,000)	5,759	6,000				6,000
Preferred stock converted to common stock	(540,000)	(348,000)	630,000	348,000				348,000
Preferred stock dividends		9,000					(9,000)	(9,000)
Preferred stock dividends paid		(48,000)						-
Preferred stock repurchased	(130,000)							-
Reclass of options to preferred stock		63,000		(63,000)				(63,000)
Reversal of stock options				(49,000)	49,000			-
Stock options cancelled								-
Stock options exercised for cash			6,579,323	2,776,000				2,776,000
Stock options issued for
notes payable				786,000				786,000
services rendered				8,583,000				8,583,000
Other comprehensive loss						(2,012,000)		(2,012,000)
Net loss							(23,574,000)	(23,574,000)
Balance, December 31, 2004	-	$21,000	36,130,544	$48,123,000	$(16,000)	$(2,012,000)	$(44,928,000)	$1,167,000

Amortization of deferred compensation					81,000			81,000
Common stock issues for
consultants service rendered			1,904,805	907,000				907,000
patent incentive plan			30,000	13,000				13,000
officers and directors			70,000	30,000				30,000
settlements			97,000	98,000				98,000
Preferred stock issued	7,850	7,301,000						7,301,000
RiceX acquisition		(21,000)	28,272,064	40,029,000				40,029,000
Stock options/warrants exercised for
cash			531,000	104,000				104,000
cashless			66,666					-
Stock options/warrants issued for
consultants				349,000				349,000
employees				130,000	(65,000)			65,000

Other comprehensive loss						(78,000)		(78,000)
Net loss							(3,872,000)	(3,872,000)
Balance, December 31, 2005 as originally reported	7,850	7,301,000	67,102,079	89,783,000	-	(2,090,000)	(48,800,000)	38,893,000
Implementation of SAB 108						2,090,000	(2,090,000)
Beginning balance, January 1, 2006 as adjusted	7,850	7,301,000	67,102,079	89,783,000	-	-	(50,890,000)	$38,893,000
Common stock issues for consultants service rendered			29,999	30,000				30,000
Preferred stock issued, net of expense	17,560	15,934,000						-
Preferred stock conversions
series B	(7,380)	(6,862,000)	14,760,000	6,862,000				6,862,000
series C	(12,092)	(10,883,000)	14,225,854	10,883,000				10,883,000
Asset acquisition			297,108	350,000				350,000
RiceX options cancelled				(642,000)				(642,000)
Stock options/warrants exercised for
cash			5,635,064	5,784,000				5,784,000
cashless			1,742,723					-
Stock options/warrants issued for
consultants				375,000				375,000
employees and directors				686,000				686,000
Other comprehensive income (loss)						78,000		78,000
Net income							1,585,000	1,585,000
Balance, December 31, 2006	5,938	5,490,000	103,792,827	114,111,000	-	78,000	(49,305,000)	64,884,000

The accompanying notes are an integral part of these financials

NUTRACEA AND SUBSIDIARIES
Consolidated Statement of Cash Flows

	For the years ended December 31,
	2006	2005	2004
Cash flow from operating activities:
Net income (loss)	$1,585,000	$(3,872,000)	$(23,582,000)
Adjustments to reconcile net income (loss) to net cash from operating activities:
Depreciation and amortization	1,150,000	1,091,000	38,000
Non-cash issuances of common stock		1,017,000	12,366,000
Non-cash issuance of stock, options and warrants	1,091,000	510,000	9,306,000
Modifications of options and warrants, non-employees		-	63,000
Modifications of options and warrants, employees		-	(49,000)
Net changes in operating assets and liabilities:
(Increase) decrease in
Trade accounts receivable	(4,578,000)	(2,094,000)	23,000
Inventories	(202,000)	107,000	(234,000)
Deposits and other current assets	(1,301,000)	(106,000)	(16,000)
Increase (decrease) in:
Accounts payable, accrued liabilities	1,531,000	140,000	(79,000)
Advances from related parties	(3,000)	(71,000)	56,000
Deferred compensation	-	-	106,000
Customer deposits	98,000	(100,000)	-
Net cash used in operating activities	(629,000)	(3,378,000)	(2,002,000)

Cash flows from investing activities:
Notes receivables	(2,376,000)	-	-
Purchase of The RiceX Company, net of $546,148 cash received		33,000	-
Purchase of property and equipment	(4,682,000)	(14,000)	(117,000)
Purchase of other assets	(2,640,000)	(82,000)	(56,000)
Net cash used in investing activities	(9,698,000)	(63,000)	(173,000)

Cash flows from financing activities:
Proceeds from notes payable, net		-	1,635,000
Private placement financing, net	15,934,000	7,301,000	-
Principle payments on notes payable, net of discount	(15,000)	(2,402,000)	-
Payment of preferred dividends		-	(48,000)
Repurchase of preferred and common stock		-	(360,000)
Proceeds from exercise of common stock options and warrants	5,784,000	105,000	2,776,000
Net cash provided by financing activities	21,703,000	5,004,000	4,003,000

Net increase (decrease) in cash and cash equivalents	11,376,000	1,563,000	1,828,000

Cash and cash equivalents, beginning of period	3,491,000	1,928,000	100,000

Cash and cash equivalents, end of period	$14,867,000	$3,491,000	$1,928,000

Cash paid for interest	$3,000	$137,000	$1,000
Cash paid for income taxes	$5,000	$2,400	$2,400
Non-cash disclosures:
Purchase of Langley PLC shares with common stock	$-	$-	$2,380,000
Payments for patents with common stock	$-	$13,000	$239,000
Conversions of preferred stock to common stock	$17,835,000	$-	$354,000
Common stock issued to acquire assets related to equine feed supplement business	$350,000	$-	$-
Adjustment to allocation of RiceX purchase price of property and equipment	$375,000	$-	$-
Reduce goodwill for RiceX options cancelled	$642,000	$-	$-
Change in fair value of marketable securities	$78,000	$-	$-

The accompanying notes are an integral part of these financials

NUTRACEA AND SUBSIDIARIES
Notes to Consolidated Financial Statements

NOTE 1 - ORGANIZATION AND LINE OF BUSINESS

General

We are a health-science company focused on the development and distribution of products based upon the use of stabilized rice bran and proprietary rice bran formulations. Rice bran is the outer layer of brown rice which until recently was a wasted by-product of the commercial rice industry. These products include food supplements and medical foods which provide health benefits for humans and animals (known as "nutraceuticals") based on stabilized rice bran, rice bran derivatives and the rice bran oils.

On October 4, 2005, we consummated the acquisition of The RiceX Company (“RiceX”) pursuant to the terms of an Agreement and Plan of Merger, dated April 4, 2005. RiceX survived the merger as a wholly-owned subsidiary of NutraCea. RiceX stockholders received .076799 of NutraCea common stock for each share of RiceX common stock. RiceX shareholders received 28,272,064 shares of NutraCea common stock, valued at $29,120,000 and NutraCea assumed the outstanding RiceX options and warrants to purchase 11,810,496 shares NutraCea common stock, valued at $11,422,000.

In December of 2006, a wholly-owned subsidiary of NutraCea, Nutramercials, became a member of Infomaxx, LLC. Upon formation of the LLC, each party received a 50% voting interest. The purpose of Infomaxx is to create and promote infomercials for the marketing of NutraCea’s and the other member’s products. All product net revenues will be spilt with Nutramercials expecting to receive 55% of net revenues. As of December 31, 2006, $464,042 of assets and $200,000of liabilities have been included in our audited consolidated balance sheet as a result of determining Informaxx, LLC is a variable interest entity in accordance with FIN 46 (R), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51”

Due to the acquisition of RiceX, and the subsequent reorganization, NutraCea and its subsidiaries are operating as one segment.

Our corporate offices are located at 1261 Hawk's Flight Court, El Dorado Hills, California 95762. Our corporate offices are scheduled to be moved to Phoenix, Arizona on or about the first week of April 2007 (see Note 9).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation - The consolidated financial statements include the accounts of NutraCea and its wholly-owned subsidiaries, NutraCea Technologies Incorporated, NutraGlo® incorporated, The RiceX Company, as well as Nutramercial’s interest in Infomaxx, LLC (collectively, the "Company"). All significant inter-company accounts and transactions are eliminated in consolidation.

Revenue Recognition - We derive our revenue primarily from product sales. Product is shipped when an approved purchase order is received. Products shipped by us are generally sold FOB Origin, with the customer taking title to the product once it leaves our plant via common carrier. At this point, the price to the customer is fixed and determinable, and collectibility is reasonably assured. On occasion, we receive purchase orders for multiple product deliveries. In these situations, each delivery is individually evaluated to determine appropriate revenue recognition. Each delivery is generally considered to be a separate unit of accounting for the purposes of revenue recognition and, in all instances, persuasive evidence of an arrangement, delivery, pricing and collectibility must be determined or accomplished, as applicable, before revenue is recognized. In addition, if the purchase order includes customer acceptance provisions, no revenue is recognized until customer acceptance occurs. Revenue is accounted for at the point of shipment FOB Origin, unless accompanied by a memorandum of understanding detailing the requirement of customer acceptance in order to transfer title, in which case revenue is recognized at the time of such acceptance.

Occasionally, we will grant exclusive use of our labels by customers in specific territories in exchange for a nonrefundable fee. Under EITF 00-21, Revenue Recognition with Multiple Deliverables, each label licensing provision is considered to be a separate unit of accounting. Each grant is then individually evaluated to determine appropriate revenue recognition in accordance with Staff Accounting Bulletin No. 104, Revenue Recognition (SAB 104)), SAB 104 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the selling price is fixed and determinable; and (4) collectibility is reasonably assured. Determination of criteria (3) and (4) are based on management's judgments regarding the fixed nature of the selling prices of the products delivered and the collectibility of those amounts. Provisions for allowances and other adjustments are provided for in the same period the related sales are recorded. If all criteria are met, revenue is recognized in the period in which the sale occurred and recorded in the financial statements as label fees.

NUTRACEA AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Our royalty fees are generally recognized when it is probable that an economic benefit will flow to us, the amount of the benefit can be reliably measured and collectibility is reasonably assured.

Cash and Cash Equivalents - We consider all highly liquid investments purchased with an original maturity of three months or less at the time of purchase to be cash equivalents. As of December 31, 2006, the Company maintains its cash and cash equivalents with a major investment firm and a major bank. At December 31, 2006, we have $1,000,000 in the form of an irrevocable letter of credit for one year as a security deposit for our new corporate headquarters in Phoenix, AZ.

Cash Concentration - We maintain its cash in bank accounts, which at times may exceed federally insured limits. We have not experienced any losses on such accounts.

Short-Term Investments - As part of our cash management program, we maintain a portfolio of commercial paper. The securities are investment grade (AAA) and maturity in thirty days.

Accounts Receivable - Accounts receivable consists of amounts due from customers for product sales, net of an allowance for losses. We determine the allowance for doubtful accounts by reviewing each customer account and specifically identifying any potential for loss. The allowance for doubtful accounts at December 31, 2006 and 2005 is $20,000. Uncollected accounts are written off after the customer has been past due in excess of twelve months. Past due status is determined based on contractual terms. Actual losses related to collection of accounts receivable for the years ended December 31, 2006, 2005 and 2004 were insignificant.

Marketable Securities - Marketable securities are marked to market at each period end. Any unrealized gains and losses on the marketable securities are excluded from operating results and are recorded as a component of Other Comprehensive Income (Loss). If declines in value are deemed other than temporary, losses are reflected in Net Income (Loss).

Inventory - Inventory is stated at the lower of cost (first-in, first-out) or market and consists of stabilized rice bran manufactured by RiceX, and nutraceutical products manufactured by NutraCea. We employ a full absorption procedure using standard cost techniques. The standards are customarily reviewed and adjusted annually. While the Company has an inventory of these products, any significant prolonged shortage of these ingredients or of the supplies used to enhance these ingredients could materially adversely affect the Company's results of operations.

Property and Equipment - Property and equipment are stated at cost. The Company provides for depreciation using the straight-line method over the estimated useful lives as follows:

Furniture and equipment	3-7	years
Automobile	5	years
Software	3	years
Leasehold Improvements	2.4-7	years
Property and equipment	7-10	years

Expenditures for maintenance and repairs are charged to operations as incurred while renewals and betterments are capitalized. Gains or losses on the sale of property and equipment are reflected in the statements of operations.

NUTRACEA AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Impairment of Long-Lived Assets - We assess the carrying value of long-lived assets which includes property, plant and equipment, intangible assets and goodwill annually or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important which could trigger an impairment review include the following:

¡	significant adverse change in legal factors or in the business climate;
¡	unanticipated competition
¡	a loss of key personnel
¡	significant changes in the manner of our use of the asset;
¡	significant negative industry or economic trends; and
¡	our market capitalization relative to net book value.

Annually and upon the existence of one or more of the above indicators of impairment, we would test such assets for a potential impairment. The carrying value of a reporting unit, including goodwill, is considered impaired when the fair value is less than the asset’s carrying value. In that event, an impairment loss is recognized based on the amount by which the carrying value exceeds the fair market value of goodwill. Fair market value is determined primarily using quoted market prices and cash flow projections. We have determined that there is no impairment as of December 31, 2006 and 2005.

Patents and Trademarks - In addition to patents filed and acquired directly by the Company, the Company owns several patents, which were acquired from independent third parties and a related party. All costs associated with the patents are capitalized. Patents acquired from related parties are recorded at the carryover basis of the transferor. The Company paid cash as consideration for all patents and trademarks acquired, except the Via-Bran registered trademark, which was acquired for 21,409 shares of common stock valued at $21,000.

In conjunction with the RiceX acquisition, NutraCea has been assigned five U.S. patents relating to the production or use of Nutraceutical or HVF products. The patents include:

(1)	Patent Number 5,512,287 "PRODUCTION OF BETA-GLUCAN AND BETA-GLUCAN PRODUCT," which issued on April 30, 1996;

(2)	Patent Number 5,985,344 "PROCESS FOR OBTAINING MICRONUTRIENT ENRICHED RICE BRAN OIL," which issued on November 16, 1999;

(3)	Patent Number 6,126,943 "METHOD FOR TREATING HYPERCHOLESTEROLEMIA, HYPERLIPIDEMIA, AND ATHEROSCLEROSIS," which issued on October 3, 2000;

(4)	Patent Number 6,303,586 B1 "SUPPORTIVE THERAPY FOR DIABETES, HYPERGLYCEMIA AND HYPOGLYCEMIA," which issued on October 15, 2001; and

(5)	Patent Number 6,350,473 B1 "METHOD FOR TREATING HYPERCHOLESTEROLEMIA, HYPERLIPIDEMIA AND ATHEROSCLEROSIS," which issued on February 26, 2002.

We plan to apply for additional patents in the future as new products, treatments and uses are developed.

NUTRACEA AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Patents and trademarks are stated at cost. Amortization is computed on the straight-line method based on estimated useful lives as follows:

Patents (Domestic)	17	years
Patents (International)	20	years
Trademarks (Domestic)	10	years
Trademarks (International)	7	years

Deferred Compensation - Deferred compensation at December 31, 2005 represents the intrinsic value of options previously issued to employees that have not been vested. All such options have vested as of December 31, 2005.

Fair Value of Financial Instruments - The fair value of the Company’s financial instruments approximated carrying value at December 31, 2006, 2005 and 2004. The Company’s financial instruments include cash, marketable securities and accounts receivables for which the carrying value amount approximates fair value due to the short maturity of the instrument.
Research and Development - Research and development expenses include internal and external costs. Internal costs include salaries and employment related expenses and allocated facility costs. External expenses consist of costs associated with product development. All such costs are charged to expense as incurred.

Stock and Warrants Issued to Third Parties - If none of the Company’s agreements have a disincentive for nonperformance, the Company records a charge for the fair value of the stock and the portion of the warrants earned from the point in time when vesting of the stock or warrants becomes probable. The fair value of certain types of warrants issued to customers is recorded as a reduction of revenue to the extent of cumulative revenue recorded from that customer. The Company has not given any stock based consideration to a customer.

Stock-Based Compensation - Management estimates the fair value of each option award as of the date of grant using a Black-Scholes-Merton option pricing model. Expected volatility is based on the historical volatility of the Company's common stock. The expected term represents the period that the stock-based awards are expected to be outstanding. The risk free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The expected dividend yield was not considered in the option pricing formula because the Company has not paid cash dividends historically and had no plans to do so at the grant date. In addition to these assumptions, management makes estimates regarding pre-vesting forfeitures that will impact total compensation expense recognized under the Plan.

As of January 1, 2006, we adopted the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123 (R), Accounting for Stock-Based Compensation. Under the provisions of SFAS 123 (R), we are required to measure the cost of services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost is recognized over the period during which services are provided in exchange for the award, known as the requisite service period (usually the vesting period). The Company applied the alternative transition method in calculating its pool of excess tax benefits available to absorb future tax deficiencies as provided by FSP FAS 123®-3, Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards. Prior to January 1, 2006, the Company accounted for those plans under the recognition and measurement provisions of APB “Opinion” No. 25, Accounting for Stock Issued to Employees, and related Interpretations, as permitted by FASB Statement No 123, Accounting for Stock-Based Compensation.

NUTRACEA AND SUBSIDIARIES
Notes to Consolidated Financial Statements

We have made the transition to SFAS 123 (R) using the modified prospective method. Under the modified prospective method, SFAS 123 (R) is applied to new awards and to awards modified, repurchased, or cancelled after January 1, 2006.  Additionally, compensation cost for the portion of awards for which the requisite service has not been rendered (such as unvested options) that are outstanding as of January 1, 2006 are being recognized over the period that the remaining requisite services are rendered.  The compensation cost relating to unvested awards at January 1, 2006 is based on the grant-date fair value of those awards. Under this method of implementation, no restatement of prior periods has been made.

As a result of adopting Statement 123 (R) on January 1, 2006, the Company’s net income for the year ended December 31, 2006 is $1,907,711 lower than if it had continued to account for share-based compensation under Opinion 25. Basic and diluted earnings per share for the year ended December 31, 2006 would have been $(0.26), if the Company had not adopted Statement 123 (R), compared to reported basic and diluted earnings per share of $(0.29). Diluted earnings per share would not have changed. We have not recorded income tax benefits related to equity-based compensation expense as deferred tax assets are fully offset by a valuation allowance. As a result, the implementation of SFAS 123 (R) did not impact the Statement of Cash Flows for the year ended December 31, 2006.

The following table illustrates the effect on net loss and loss per share if the Company had applied the fair value recognition provisions of Statement 123 to options granted under the company’s stock option plans for the years ended December 31, 2005 and 2004. For purposes of this pro forma disclosure, the value of the options is estimated using a Black-Scholes option-pricing model and amortized to expense over the options’ vesting periods.

	For the years ended December 31,
	2005	2004

Net loss, reported:	$(3,872,000)	$(23,583,000)
Deduct: stock-based compensation expense included in reported net loss, net of $0 related tax benefits	1,511,000	20,998,000
(Add): stock-based compensation determined under fair value based method for all awards, net of $0 related tax benefits	(387,000)	(2,372,000)

Pro forma net loss	$(2,748,000)	$(4,957,000)

Basic loss per common share (basic and diluted):
As reported	$(0.10)	$(1.18)

Pro forma	$(0.07)	$(0.25)

Shipping and Handling Expenses - All expenses relating to shipping and handling are expensed and reported as selling expenses.

Advertising Expense - The Company expenses all advertising costs, including direct response advertising, as they are incurred. Advertising expense for 2006, 2005 and 2004 was $307,000, $8,000 and $22,000, respectively.

Income Taxes - The Company accounts for its income taxes by recording a deferred tax asset or liability for the recognition of future deductible or taxable amounts and operating loss and tax credit carryforwards. Deferred tax expense or benefit is recognized as a result of timing differences between the recognition of assets and liabilities for book and tax purposes during the year.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets are recognized for deductible temporary differences and operating loss, and tax credit carryforwards. A valuation allowance is established, when necessary, to reduce that deferred tax asset if it is “more likely than not” that the related tax benefits will not be realized.

NUTRACEA AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Net Loss per Common Share - Basic earnings per share is computed using the weighted average number of common shares outstanding during the period.  Diluted earnings per share is computed using the weighted average number of common and potentially dilutive shares outstanding during the period.  Potentially dilutive shares consist of the incremental common shares issuable upon the exercise of stock options and warrants.  Potentially dilutive shares are excluded from the computation if their effect is antidilutive.  We had a net loss for 2005 and 2004 presented herein; therefore, none of the stock options and warrants outstanding during each of the periods presented, as discussed in Notes 12 and 13, were included in the computation of diluted loss per share as they were antidilutive.  For 2006, the dilutive effect of 5,873,738 net share outstanding options, 14,666,449 net share outstanding warrants, 940,000 convertible Series B preferred stock, and 6,430,368 convertible Series C preferred stock is calculated using the treasury stock method. Additionally, 2,083,114 net shares outstanding warrants and options there is no dilutive effect because the average market price of the common stock during the period is less than the exercise price of the warrants and options for 2006.

Estimates -The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk and Major Customers - On August 24, 2005, NutraCea signed an agreement with a direct response marketing company to market and sell products through infomercials. The agreement is for two years and may be extended for an additional year. The agreement covers pricing of specific products at wholesale prices which will be private labeled for direct sale by the marketing company. During the term of the agreement, NutraCea will not sell its products through any other infomercials so long as the marketing company maintains minimum quarterly orders beginning October 1, 2005 of $500,000. Additionally, NutraCea granted the company an option to purchase 250,000 shares of restricted common stock at a price of $1.275 per share. The options vest 50,000 shares upon payment in full of the contract quarter minimum purchase orders during the term of the agreement. At December 31, 2006, 100,000 options are fully vested. For the year ended December 31, 2005, sales to this customer totaled $3,013,000 or 54% of total sales and receivables were $1,910,000, or 76% of total receivables. For the year ended December 31, 2006, sales to this customer totaled $8,057,000 or 48% of total sales and receivables were $3,516,000, or 49% of total receivables.

Reclassifications - Certain reclassifications have been made to the prior year statement of operations to conform to the current year presentation.

Recently Issued Accounting Pronouncements - In June 2006, the FASB issued Interpretation No.48, “Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109”, (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes”. FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return that results in a tax benefit. Additionally, FIN 48 provides guidance on de-recognition, statement of operations classification of interest and penalties, accounting in interim periods, disclosure, and transition. This interpretation is effective for fiscal years beginning after December 15, 2006. The Company will adopt FIN 48 as of January 1, 2007, as required. The Company has determined that there is no impact in adopting FIN 48.

NUTRACEA AND SUBSIDIARIES
Notes to Consolidated Financial Statements

In September 2006, the SEC staff issued Staff Accounting Bulletin No. 108 (SAB 108), “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements,” which addresses how uncorrected errors in previous years should be considered when quantifying errors in current-year financial statements. SAB 108 requires companies to consider the effect of all carry over and reversing effects of prior-year misstatements when quantifying errors in current-year financial statements and the related financial statement disclosures. SAB 108 must be applied to annual financial statements for the first fiscal year ending after November 15, 2006. The impact of adopting SAB 108 is in Note 3.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurement”, (FAS 157). This Standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. We have not determined the effect that the adoption of FAS 157 will have on our consolidated results of operations, financial condition or cash flows.

NOTE 3 - IMPLEMENTATION OF STAFF ACCOUNTING BULLETIN NO. 108

In preparing the financial statements management undertook an evaluation for the purposes of implementing Staff Accounting Bulletin No. 108 (SAB 108). During this evaluation, management identified an uncorrected misstatement in its 2004 financial statements. Management had incorrectly classified impairment in an investment as temporary impairment due to incomplete evaluation of the facts and circumstances existing at that time. Management evaluated the error and determined that while it is significant quantitatively, in relation to the significant loss incurred in that period, it was not considered material. In accordance with the guidance outlined in SAB 108, at the beginning of the current fiscal year, we have increased accumulated other comprehensive income by $2,090,000 and we have reduced beginning retained earnings by $2,090,000.

NOTE 4 - MARKETABLE SECURITIES

On September 8, 2004, NutraCea purchased 1,272,026 shares of Langley Park Investment Trust, PLC, a United Kingdom closed-end mutual fund, which is actively traded on a London Stock Exchange. NutraCea paid with 7,000,000 shares of its own common stock. Per the Agreement, NutraCea may sell 636,013 shares of Langley at any time, and the remaining 636,013 shares of Langley and the 7,000,000 shares of NutraCea are escrowed for a 2-year period. At the end of the period, Langley’s NutraCea shares are measured for any loss in market value and if so, NutraCea must give up that pro-rata portion of its Langley shares up to the escrowed 636,013 shares.

NUTRACEA AND SUBSIDIARIES
Notes to Consolidated Financial Statements

As of December 31, 2006, the NutraCea shares had not lost any value. However, the Langley shares are marked down to their fair market value of $368,000. At December 31, 2005, the Langley shares were valued at their fair market value of $290,000.

Any unrealized holding gains and losses on the marketable securities are excluded from operating results and are recognized as other comprehensive income. The fair value of the securities is determined based on prevailing market prices

On September 8, 2006, the Company filed a complaint in the United States District Court for the Eastern District of California, Sacramento Division, against Langley for, among other causes of action, securities fraud, breach of contract and rescission relating to this transaction, The company also filed a placeholder complaint in the State of New York to preserve its rights relative to venue and jurisdictional issues. The Company is seeking rescission of the Stock Purchase Agreement and return of all of the Company’s shares issued to and held by Langley, in addition to injunctive relief to prevent the transfer of the shares held by Langley. The Company is also seeking compensatory damages representing the loss in value as well as attorneys’ fees and costs incurred in the litigation.

On March 27, 2007, NutraCea and Langley settled this matter. Pursuant to the settlement, NutraCea will receive $1,250,000 from Langley and NutraCea will retain all 1,272,026 shares of Langley common stock.

NOTE 5 - PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31:

	2006	2005

Land	$9,000	$5,000
Furniture and equipment	916,000	697,000
Automobile	73,000	73,000
Software	389,000	367,000
Leasehold improvements	430,000	396,000
Property and plant	4,197,000	4,511,000
Construction in progress	4,392,000	0
Subtotal	10,406,000	6,049,000
Less accumulated depreciation	1,445,000	556,000
Total	$8,961,000	$5,493,000

Depreciation expense was $839,000, $241,000 and $315,000 for 2006, 2005 and 2004 respectively.

NUTRACEA AND SUBSIDIARIES
Notes to Consolidated Financial Statements

NOTE 6 - PATENTS AND TRADEMARKS

Patents and trademarks consisted of the following at December 31:

	2006	2005

Patents	$2,540,000	$2,457,000
Trademarks	2,787,000	80,000
Subtotal	5,327,000	2,537,000
Less Accumulated Amortization	430,000	119,000
Total	$4,897,000	$2,418,000

Amortization expense was $302,000 and $70,000 for 2006 and 2005, respectively. Amortization expense for the next five years will be approximately $1,555,000.

NOTE 7 - NOTES RECEIVABLE

At December 31, 2006, we have seven secured promissory notes outstanding to the Company with an aggregate amount of $2,376,000, $1,694,000 reported as current and $682,000 reported as long-term. These secured promissory notes bear interest at annual rates of either five (5%) or eight (8%) with the principals and all accrued interest due and payable to us at dates ranging from February 2007 to October 2012.

We determined the note receivable of 5% to bear an interest rate that is lower than the current market rate. Therefore, we have recorded a discount on this note of $5,500, assuming market rate of 8.5%, and is accreting this discount using the effective interest method over the life of the note.

NOTE 8 - NOTES PAYABLE

In December 2004 we executed three promissory notes to third party investors totaling $2,400,000. The notes were for a one year term, bear interest at 7% interest compounded quarterly and were secured by all of our assets. The holders were issued warrants to purchase a total of 2,400,000 shares of our common stock at an exercise price of $0.30 per share. The warrants are immediately exercisable and expire in seven years from the date of issuance. A discount on the debt of $786,000 was recorded for these warrants and was being amortized over the life of the notes. At October 4, 2005, the principle and interest on the three promissory notes were paid in full.

NUTRACEA AND SUBSIDIARIES
Notes to Consolidated Financial Statements

NOTE 9 - INCOME TAXES

Income tax expense is reported in selling, general and administrative expenses and consists of $5,000, $2,400 and $2,400 for the years ended December 31, 2006, 2005 and 2004, respectively.

Deferred tax assets (liabilities) are comprised of the following at December 31:

	2006	2005

Net operating loss carryforward	$14,860,000	$10,330,000
Marketable securities	801,000	833,000
Stock options and warrants	-	587,000
Other	39,000	14,000
Intangible assets	(275,000)	10,000
Property and equipment	(1,341,000)	(1,790,000)
	14,084,000	9,984,000
Less valuation allowance	(14,084,000)	(9,984,000)
	$-	$-

Deferred taxes arise from temporary differences in the recognition of certain expenses for tax and financial reporting purposes. At December 31, 2006 and 2005, management determined that realization of these benefits is not assured and has provided a valuation allowance for the entire amount of such benefits. At December 31, 2006, net operating loss carryforwards were approximately $25,018,000 for federal tax purposes that expire at various dates from 2011 through 2020 and $12,230,000 for state tax purposes that expire in 2010 through 2015.

The Company has an  income tax benefit of $14,100,000 resulting from the exercise of options and warrants during 2006. This benefit can only be recognized if the net operating losses are used in future periods or if net operating losses expire and will be recorded in equity.

Utilization of net operating loss carryforwards may be subject to substantial annual limitations due to the “change in ownership” provisions of the Internal Revenue Code of 1986, as amended, and similar state regulations. The annual limitation may result in the expiration of substantial net operating loss carryforwards before utilization.

The provision for income taxes differs from the amount computed by applying the U.S. federal statutory tax rate (34%) to income taxes as follows for the year ended December 31:

NUTRACEA AND SUBSIDIARIES
Notes to Consolidated Financial Statements

	2006	2005	2004

Income tax expense (benefit) at federal statutory rate	$541,000	$(1,316,000)	$(8,017,000)
Increase (decrease) resulting from:
State franchise tax expense (benefit), net of federal tax effect	92,000	(224,000)	(1,368,000)
Change in valuation allowance	(608,000)	(3,202,000)	8,584,000
Other, net	(25,000)	32,000	801,000
RiceX acquisition	-	4,710,000	-

	$-	$-	$-

NOTE 10 - COMMITMENTS AND CONTINGENCIES

Employment contracts

Minimum future payments for key employees as of December 31are as follows:

2007	$1,126,000
2008	272,000
Total	$1,398,000

Generally, if we terminate these agreements without cause or the employee resigns with good reason, as defined, we will pay the employees' salaries, bonuses, and benefits payable for the remainder of the term of the agreements.

Leases

We lease our office, laboratory and warehouse space in El Dorado Hills, California under a lease agreement with Roebbelen that expires in February 2007 and requires monthly payments of $6,442. We also lease warehouse spaces in West Sacramento, California which expire in July of 2007 for $5,440 per month. RiceX leases office space in Burley, Idaho at a rate of $550 per month, expiring in May of 2009.

On November 14, 2006, NutraCea signed a 63-month lease with Transwestern for 26,147 square fee of office space at 5090 North 40th Street, Phoenix, Arizona in anticipation of moving our corporate headquarters to Phoenix, Arizona in early 2007. The monthly lease payments escalate from $58,830.75 to $67,546.42 during the lease term.

Future minimum payments under these leases at December 31, 2006 were as follows:

Year Ending December 31,

2007	$605,000
2008	729,000
2009	750,000
2010	775,000
2011	801,000
2012	371,000
Total	$4,031,000

NUTRACEA AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Rent expense was $124,000, $111,000 and $65,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

Litigation

On July 16, 2002, the Company was summoned to answer a Complaint filed by Faraday Financial, Inc. (“Faraday”) in District Court, County of Salt Lake, Utah (Case No. 020906477). The Complaint alleges that the Company issued convertible promissory notes totaling $450,000 and a promissory note totaling $50,000. On December 13, 2001, Faraday entered into a settlement agreement with the Company, whereby Faraday agreed to cancel the promissory notes in exchange for 735,730 shares of preferred stock. Faraday claims that the settlement agreement required that the Company effect a registration statement covering the preferred stock by June 30, 2002, which the Company failed to do, and demands the Company immediately forfeit to Faraday 735,730 shares of common stock owned by the Chief Executive Officer of the Company. Faraday has filed its fourth claim for relief for a judgment against the Company for $500,000, plus accrued, but unpaid interest, attorneys’ fees and costs, and other such costs. A Settlement Agreement was executed on December 10, 2003. In consideration for the mutual releases, Faraday converted 735,730 preferred into 735,730 common shares and $90,000 of accrued preferred dividends into 1,201,692 common shares. Within the next year, if Faraday cannot realize $552,000 and approximately $10,000 in legal expenses from the sale of the common shares, NutraCea will make up any deficiency. If stock sale exceeds $562,000, Faraday is entitled to keep any excess. Subsequent to December 31, 2003, the Company issued an additional 250,000 shares to Faraday. Concurrently, with the executed Settlement Agreement, a joint stipulated motion to stay all proceedings was filed with the Court. After all the above conditions are met, if Faraday has not lifted the stay within 18 months of December 10, 2003, NutraCea shall deliver to Faraday an executed stipulation for dismissal with prejudice of the Complaint and Counterclaim. In 2005, we issued the final 97,000 shares, valued at $98,000, to Faraday to settle in full the executed Settlement Agreement.

NutraCea commenced a lawsuit on September 8, 2006 against Langley Park Investments, PLC, a United Kingdom Corporation (“Langley”) in the United States District Court for the Eastern District of California, Sacramento Division. The factual basis underlying that case involved a private-placement transaction in which NutraCea exchanged 7 million restricted shares of its common stock for 1,272,026 ordinary shares of Langley common stock (the “Langley Shares”), half of which were immediately saleable by NutraCea and half of which were placed in escrow subject to certain conditions. After the commencement of the litigation, the parties entered into a Pre-Settlement/Escrow Agreement, pursuant to which they agreed that the proceeds from Langley’s sale of certain NutraCea shares, totaling $2.5 million, would be deposited into an escrow account. The matter has now been settled. Pursuant to the settlement, NutraCea will receive $1.25 million from the $2.5 million held in escrow (Langley will receive the remainder), and NutraCea will retain all of the Langley Shares.

In addition to the matter discussed above, from time to time we are involved in litigation incidental to the conduct of our business. While the outcome of lawsuits and other proceedings against us cannot be predicted with certainty, in the opinion of management, individually or in the aggregate, no such lawsuits are expected to have a material effect on our financial position or results of operations.

NOTE 11- THE RICEX ACQUISITION

On October 4, 2005, NutraCea merged with RiceX. The stockholders of RiceX received 28,272,064 shares of NutraCea common stock in exchange for 100% of the shares of RiceX common stock, and NutraCea assumed the outstanding options and warrants to purchase 11,810,496 shares of RiceX common stock.

On October 4, 2005, certain investors purchased an aggregate of 7,850 shares of Series B Convertible Preferred Stock at a price of $1,000 per share. Additionally, the investors were issued warrants to purchase an aggregate 7,850,000 shares of common stock at an exercise price of $0.70 per share. An advisor for the financing received a customary fee based on aggregate gross proceeds received from the investors and a warrant to purchase 1,099,000 shares of common stock at an exercise price per share of $0.50 per share.

NUTRACEA AND SUBSIDIARIES
Notes to Consolidated Financial Statements

The acquisition was accounted for using the purchase method of accounting. The purchase price allocation included within these Consolidated Financial Statements is based on a purchase price of $40,542,000 calculated as follows:

NutraCea shares issued	28,272,064
Price per share (NutraCea closing price, October 4, 2005)	$1.03
Aggregate value of NutraCea common stock consideration	$29,120,000
Value of the RiceX warrants and options assumed	11,422,000

Total consideration	$40,542,000

Fair value of identifiable net assets acquired:
Estimate of fair value adjustment of property, plant and equipment	$5,600,000
Acquired other net tangibles assets	611,000
Estimate of fair value adjustment of RiceX intellectual property	2,000,000
Goodwill	32,331,000
Total	$40,542,000

The purchase price allocation is based on estimates and assumptions. This information is presented for informational purposes only.

The accompanying unaudited pro forma condensed combined consolidated statement of operations for the year ended December 31, 2005 is presented for illustrative purposes only and does not give effect to any cost savings, revenue synergies or restructuring costs which may result from the integration of NutraCea and RiceX’s operations. In addition, actual results may be different from the projections set forth in this unaudited pro forma condensed combined consolidated statement of operations.

Unaudited Pro Forma Condensed Combined Consolidated
Statement of Operations
Year Ended December 31, 2005
	HISTORICAL		PRO FORMA
Income Statement	NutraCea	RiceX	Adjustment		Combined

Revenues
Net sales	$4,569,000	$3,838,000	$(325,000)	(a)	$8,082,000

Total Revenues	$4,569,000	$3,838,000	$(325,000)		$8,082,000

COGS	$2,523,000	$1,533,000	$(325,000)	(b)	$3,731,000

Gross Profit	$2,046,000	$2,305,000	$-		$4,351,000,

Sales, General and Administrative	$2,853,019	$5,085,000	$(55,000)	(c)	$7,883,019
Research and Development	$262,000	$267,000			$529,000
Stock, Option and Warrant Expense	$1,511,000	$-			$1,511,000
Investor Relations	$-	$41,000			$41,000
Professional Fees	$109,000	$914,029			$1,023,029
Loss From Operations	$(2,689,019)	$(4,002,029)	$(55,000)		$(6,636,048)

Interest Income	$-	$10,000	$-		$10,000
Interest Expense	$(878,000)				$(878,000)
Provision for income tax	$-	$(2,000)			$(2,000)
Total other income (expense)	$(878,000)	$8,000	$-		$(870,000)

Net Loss	$(3,567,019)	$(3,994,029)	$55,000		$(7,506,048)

Cumulative Preferred dividends	$-	$-			$-

Net Loss Available to Common Shareholders	$(3,567,019)	$(3,994,029)	$55,000		$(7,506,048)

Basic and Diluted Loss per share	$(0.10)		(0.01)		$(0.11)

Basic Shares Outstanding	38,830,015		28,272,064	(d)	67,102,079

NUTRACEA AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(a) Represents the elimination of intercompany sales
(b) Represents the elimination of intercompany cost of sales
(c) Represents the elimination of intercompany rent expense of sublease
(d) Represents the net change in total combined common stock outstanding

NOTE 12 - PREFERRED AND COMMON STOCK

Convertible, Redeemable Series A Preferred Stock

Our Series A preferred stock was convertible at the option of the holder at $1 per share into our common stock, subject to certain anti-dilution provisions. In addition, the Series A preferred stock will automatically convert into common stock in the event of a qualified public trading benchmark, which is defined as (i) the common stock is listed on a national exchange at twice its conversion price or (ii) the common stock is quoted on the over-the-counter bulletin board at an average bid price of at least $1.25 per share over any 30-day trading period. At December 31, 2004, all the outstanding preferred stock was either repurchased or converted under option (ii) above.

During the year ended December 31, 2004, we:

Repurchased 130,000 shares of preferred stock for $130,000;

Converted 540,000 shares of preferred stock into 630,000 shares of common stock valued at $348,000; and,

Issued 5,759 shares of common stock in payment of preferred stock dividends due in the amount of $6,000.

Convertible, Series B Preferred Stock

On October 4, 2005, certain investors purchased an aggregate of 7,850 shares of Series B Convertible Preferred Stock at a price of $1,000 per share pursuant to the Purchase Agreement. The preferred shares can be converted to shares of common stock at a conversion rate of 2,000 shares of common stock for each preferred share issued in the transaction. Additionally, pursuant to the Purchase Agreement, the investors were issued warrants to purchase an aggregate 7,850,000 shares of common stock at an exercise price of $0.70 per share, valued at $7,690,000. The warrants have a term of five years and are immediately exercisable.

NUTRACEA AND SUBSIDIARIES
Notes to Consolidated Financial Statements

An advisor for the financing received a customary fee based on aggregate gross proceeds received from the investors and a warrant to purchase 1,099,000 shares of common stock at an exercise price per share of $0.50 per share valued at $1,086,000

During the year ended December 31, 2006, fourteen Series B shareholders converted 7,380 shares of preferred stock into 14,760,000 shares of common stock. The preferred shares converted at a conversion rate of 2,000 shares of common stock for each preferred shares.

Convertible, Series C Preferred Stock

On May 12, 2006, we sold an aggregate of 17,560 shares of our Series C Convertible Preferred Stock at a price of $1,000.00 per share in connection with a private placement for aggregate gross proceeds of approximately $17,560,000 ($15,934,000 net after offering and related expenses). The Series C preferred shares can be converted to shares of our common stock at a conversion rate of approximately 1,176 shares of common stock for each preferred share. Additionally, the investors were issued warrants to purchase an aggregate of 10,329,412 shares of our common stock at an exercise price of $1.35 per share. The warrants have a term of five years and are immediately exercisable.

Halpern Capital, Inc. acted as advisor and placement agent for the financing and received a customary fee based on aggregate gross proceeds received from the investors and a warrant to purchase 500,000 shares of NutraCea’s common stock at an exercise price per share of $1.35. The warrants have a five-year term and are immediately exercisable.

During the year ended December 31, 2006, thirty Series C Shareholders converted 12,092 shares of preferred stock into 14,225,854 shares of common stock. The preferred shares converted at a conversion rate of 1,176 shares of common stock for each preferred shares.

Common Stock

On March 25, 2004, we established the NutraCea Patent Incentive Plan, which grants 15,000 shares of common stock to each named inventor on each granted patent, which is assigned to NutraCea. Under the terms of this plan during the year ended December 31, 2004, NutraCea issued 180,000 shares of common stock valued at $239,000. During the year ended December 31, 2005, the Company issued 30,000 shares of common stock valued at $13,000.

During the year ended December 31, 2004, we:

Issued 280,000 shares of common stock to two consultants in settlement of contractual agreements valued at $478,000;

Issued 5,500,000 shares of common stock valued at $8,360,000 to Patricia McPeak, our former Chief Executive Officer for services and cancellation of indebtedness;

Repurchased 344,956 shares of common stock valued at $230,000 from Patricia McPeak the former Chief Executive Officer of NutraCea pursuant to a repurchase agreement;

Converted preferred dividends in the amount of $6,000 into 5,759 shares of common stock;

Issued 3,767,950 shares of common stock to consultants for services rendered valued at $2,542,000;

NUTRACEA AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Issued 640,000 shares of common stock to officers and directors for services rendered valued at $928,000;

Issued 168,626 shares of common stock to vendors in payment of accounts payable totaling $58,000;

Issued 6,579,323 shares of common stock pursuant to the exercise of stock options for cash totaling $2,776,000; and

Converted 540,000 shares of preferred stock to 630,000 shares of common stock pursuant to the Mandatory Conversion paragraph of the Private Placement Memorandum dated November 9, 2001.

On September 8, 2004, NutraCea and Langley Park Investments PLC (“Langley”) signed a Stock Purchase Agreement under which NutraCea agreed to sell 7,000,000 shares of its common stock to Langley. The transaction will close at the time that Langley’s shares are trading on the London Stock Exchange for anticipated consideration to NutraCea (i) immediately following the closing of approximately $1,190,000 U.S.D. in Langley stock, and (ii) additional consideration of that number of Langley shares which, as of the closing, will have a value of approximately $1,190,000 (the “Langley Shares”). NutraCea has agreed to hold the Langley Shares in escrow for two years from the date of closing. After the two-year holding period, the Langley Shares will be subject to possible reduction in number if NutraCea’s common shares are trading at a value of less than $0.34 U.S.D. After such reduction, if any, the remaining Langley Shares may be sold by NutraCea at their then current value. Pursuant to the Purchase Agreement, Langley has agreed that it will not sell, transfer or assign any or all of the NutraCea shares for a period of two years following the closing without the prior written consent of NutraCea, which consent may be withheld by NutraCea in its sole discretion.

During the year ended December 31, 2005, we:

Issued 1,904,805 shares of common stock to seven consultants for services rendered, valued at $907,000;

Issued 70,000 shares of common stock to two officers and directors, valued at $30,000;

Issued a total of 30,000 shares of common stock to two consultants under the Patent Incentive Plan, valued at $13,000; and

Issued 97,000 shares of common stock, valued at $98,000, to Faraday, which was the last required payment to Faraday under the Settlement Agreement dated December 10, 2003.

During the year ended December 31, 2006, we:

Issued 29,999 shares of common stock to a consultant for services rendered, valued at $30,000;

Issued 1,742,723 shares of common stock for the cashless exercise of options/warrants.

NUTRACEA AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Issued 14,156,443 shares of common stock to thirty Series C shareholders converting 12,092 shares of preferred stock.

NOTE 13 - STOCK OPTIONS AND WARRANTS

Expense for stock options and warrants issued to consultants is calculated at fair value using the Black-Scholes valuation method.

On October 31, 2003, the Board of Directors approved and adopted the 2003 Stock Compensation Plan and authorized the President of the Company to execute a registration statement under the Securities Act of 1933 for 10,000,000 shares of common stock. As of December 31, 2005, 9,966,208 shares of common stock and no options have been granted under the 2003 Stock Compensation Plan. As of December 31, 2006, 9,996,207 shares of common stock and no options have been granted under the 2003 Stock Compensation Plan.

The expense, if any, of stock options issued to employees is recognized over the shorter of the term of service or vesting period. The expense of stock options issued to consultants or other third parties are recognized over the term of service. In the event services are terminated early or no specific future performance is required by the Company, the entire amount is recognized.

During the year ended December 31, 2004, we:

Issued 6,998,493 warrants with exercise prices between $0.001 and $5.00 per share to consultants, which were valued at $7,762,000, which expire at varying times between six months and five years;

Issued 25,000 employee stock options with an exercise price of $0.20, which expire in five years;

Issued 8,000,000 stock options to two officers with an exercise price of $0.30, expiring in 10 years; and

Issued 2,400,000 warrants with an exercise price of $0.30, in conjunction with notes payable issued by us during the quarter. The warrants are immediately exercisable and expire seven years from the date of issuance. A total of $786,000 of accrued debt discount expense was recorded relating to the issue of these warrants and was amortized over the term of the notes payable.

During the year ended December 31, 2005, we:

Assumed 11,810,496 options and warrants with exercise prices between $0.15 and $1.66 per share relating to the acquisition of RiceX. The warrants expire at varying times between 9 months and 10 years;

Issued 1,305,000 options and warrants to purchase common stock to ten consultants valued at $349,000; The warrants expire from three-five years, and have exercise prices between $0.30 and $1.275 per share;

Issued 1,099,000 warrants to purchase common stock valued at $1,086,000, for commissions to the underwriter relating to the private placement of Series B preferred stock. The warrants have an exercise price of $0.50 and expire in five years;

Issued 7,850,000 warrants to purchase common stock to 17 investors in conjunction with the Series B preferred stock private placement, valued at $7,690,000, exercisable for $0.70 and expiring in five years;

Issued 2,200,000 options to 3 employees, which are exercisable between $0.30 and $0.46 per share, expiring in ten years;

Exercised 531,000 options and warrants for common stock for cash in the amount of $105,000; and,

Issued 66,666 shares of common stock in exchange for 100,000 options and warrants for a cash less exercise.

NUTRACEA AND SUBSIDIARIES
Notes to Consolidated Financial Statements

During the year ended December 31, 2006, we:

Issued 17,560 shares of our Series C convertible Preferred Stock at a price of $1,000 per share in connection with a private placement for aggregate gross proceeds of approximately $17,560,000 ($15,934,000 net, after offering and related expenses).

Issued 10,329,411 warrants to purchase common stock to 33 investors in conjunction with the series C preferred stock private placement, valued at $13,524,000, immediately exercisable for $1.35 and expiring in five years;

Issued 500,000 warrants to purchase common stock, valued at $655,000, for commissions relating to private placement of series C preferred stock. The warrants are immediately exercisable at $1.35 and expire in five years;

Issued a total of 1,600,000 options to purchase common stock to 17 employees, non-employee directors and a medical advisor to the board of directors, vesting from immediately to 2 years, expiring in 3-10 years, with exercise prices of $1.00 to $2.50 per share;

Issued a total of 700,000 warrants to purchase common stock to 12 consultants, vesting from immediately to performance contingencies, expiring in 3-4 years, with exercise prices of $1.00 to $2.40 per share;

Canceled and/or expired 869,150 options and warrants, including 626,030 RiceX options.

Exercised 5,635,064 options and warrants for common stock for cash in the amount of $5,784,000; and

Issued 1,842,723 shares of common stock in exchange for 2,520,000 options and warrants for a cashless exercise.

Issued 297,108 shares of common stock in connection with our equine feed assets purchase, valued at $350,000;

Issued 5,635,064 shares of common stock for the exercise of options and warrants for cash in the amount of $5,784.000;

NUTRACEA AND SUBSIDIARIES
Notes to Consolidated Financial Statements

The Company’s stock options and warrants outstanding, exercisable, exercised and forfeited are as follows:

	Options Employee, Directors		Warrants Consultants, Investors
Stock option and warrant transactions:	Weighted Average Exercise Price	Number of shares	Weighted Average Exercise Price	Number of shares

Outstanding balance January 1, 2004	$0.56	764,700	$0.98	3,196,819
Granted	$0.30	8,025,000	$0.62	9,598,493
Expired or canceled	$-	-	$4.94	(220,833)
Exercised	$0.01	(500,000)	$0.43	(6,479,323)
Outstanding balance December 31, 2004	$0.34	8,289,700	$0.85	6,095,156
Exercisable balance December 31, 2004	$0.34	8,289,700	$0.85	5,846,156

Outstanding balance January 1, 2005	$0.34	8,289,700	$0.85	6,095,156
Granted	$0.31	2,200,000	$0.67	10,554,000
Expired or canceled	$-	-	$0.01	(135,004)
Exercised	$-	-	$0.12	(531,000)
Assumed	$0.36	8,047,765	$0.69	3,762,742
Outstanding balance December 31, 2005	$0.34	18,537,465	$0.75	19,745,894
Exercisable balance December 31, 2005	$0.35	16,837,465	$0.74	19,115,894

Outstanding balance January 1, 2006	$0.34	18,537,465	$0.75	19,745,894
Granted	$1.36	1,600,000	$1.35	11,629,411
Expired or canceled	$0.32	(693,244)	$0.54	(175,906)
Exercised	$-	-	$0.65	(8,155,064)
Assumed	$-	-	$-	-
Outstanding balance December 31, 2006	$0.43	19,444,221	$1.03	23,044,335
Exercisable balance December 31, 2006	$0.35	17,589,504	$1.01	22,443,726

The Company determines fair value at grant date using the Black-Scholes option pricing model that takes into account the stock price at the grant date, the exercise price, and the expected life of the option, the volatility of the underlying stock and the expected dividend yield and the risk-free interest rate over the expected life of the option.

The weighted average assumptions used in the pricing model are noted in the table below. The expected term of options is derived using the simplified method, which is based on the average period between vesting term and expiration term of the options. The risk free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of the grant. Expected volatility is based on the historical volatility of the Company’s stock over a period commensurate with the expected term of the options. The Company believes that historical volatility is indicative of expectations about its future volatility over the expected term of the options.

For options granted after January 1, 2006, and valued in accordance with FAS 123R, the Company expenses the fair value of the option on a straight-line basis over the vesting period for each separately vesting portion of the award. The Company estimates forfeitures and only recognizes expense for those shares expected to vest. Based upon historical evidence, the Company has determined that an expected forfeitures rate ranging from 5% to 10%.

In the years ended December 31, 2005 and 2004, the fair value of compensation expense relating to non-employees stock option grants was estimated on the date of the grant in accordance with FAS123, using
The Black-Scholes option-pricing model and the following weighted average assumptions:

NUTRACEA AND SUBSIDIARIES
Notes to Consolidated Financial Statements

	2006	2005	2004
Weighted average fair value of options granted	$1.35	$.54	$.69
Risk-free interest rate (2005 & 2004)		2.0%	2.0%
Federal reserve treasury rates (2006)	3.83-5.08%
Expected life (years)	2-5	2-10	3-8
Expected volatility	124-305%	112-166%	77-251%
Expected dividends	0	0	0

A summary of option activity under our equity-based compensation plans as of December 31, 2006, and changes during the year then ended is presented below:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value

Outstanding at January 1 , 2006	38,283,359	$0.55	4.99	$7,556,000

Granted	13,229,411	$1.35
Exercised	8,155.064	$0.65
Forfeited/Expired	869,150	$0.36

Outstanding at December 31, 2006	42,488,556	$0.76	4.86	$79,111,000

Exercisable at December 31, 2006	40,033,230	$0.72	4.35	$74,147,000

Shares issued to non-employees reflected in the table above include 19,745,894 outstanding at January 1, 2006, 11,629,411 granted, 175,906 forfeited or canceled, and 8,155,064 exercised during the year ended December 31, 2006, resulting in 23,044,335 shares outstanding and 22,443,721 exercisable at December 31, 2006.

The weighted-average grant-date fair value of options granted during 2006 was $1.35. The weighted-average grant-date fair value of options calculated in accordance with FAS 123 granted during 2005 and 2004 was $0.67 and $0.47, respectively. The total intrinsic value of options exercised during the years ended December 31, 2006, 2005, and 2004 was $6,329,380, $575,364, and $1,297,178, respectively. The total fair value of options vested during the years ended December 21, 2006, 2005, and 2004 was $733,000, $479,000, and $7,762,000, respectively.

Non-vested shares relating to non-employees reflected are 630,000 shares outstanding at January 1, 2006, 432,500 shares granted, 181,886 vested shares, 280,000 forfeited or expired shares during the year ended December 31, 2006, resulting in 600,614 non-vested shares outstanding at December 31, 2006.

As of December 31, 2006, there was $1,799,000 of total unrecognized compensation cost related to non-vested options granted under the plans. That cost is expected to be recognized over a weighted average period of one year.

Cash received from warrant and stock options exercises for the years ended December 31, 2006, 2005, and 2004 was $5,784,000, $105,000, and $2,776,000, respectively.

NUTRACEA AND SUBSIDIARIES
Notes to Consolidated Financial Statements

There is no tax effect on the exercise of options in the statement of cash flows because the Company has a full valuation allowance against its deferred income tax assets.

The Black-Scholes option valuation model requires the input of highly subjective assumptions, including the expected life of the stock-based award and stock price volatility. The assumptions listed above represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if other assumptions had been used, the Company’s recorded stock-based compensation expense could have been materially different from that previously reported in proforma disclosures. In addition, the Company is required to estimate the expected forfeiture rate and only recognize expense for those shares expected to vest. If the Company’s actual forfeiture rate is materially different from the estimate, the share-based compensation expense could be materially different.

NOTE 13 - RELATED PARTY TRANSACTIONS

In November 2004, the Board of Directors resolved to purchase a new automobile valued at $73,000 for use by Patricia McPeak, the former Chief Executive Officer. Ms. McPeak waived a car allowance in exchange for use of the automobile.

In 2004, two directors received 100,000 shares of common stock each, to serve as the Chairman of the Medical Advisory Board and the Corporate Medical Director.

Also, in 2004, a director-owned partnership received 300,000 shares of common stock and options to purchase 300,000 shares of common stock, exercisable at $1.00, with 100,000 options vesting immediately and the remaining 200,000 options vesting at 50,000 options per year.

In the first quarter of 2005, 70,000 shares of common stock, valued at $30,000, were issued to two directors.

In April 2005, a direct response marketing company agreed to compensate our former Chief Executive Officer, Patricia McPeak, whereby she will receive a royalty per unit sold resulting from infomercials that will demonstrate specific products of ours. Pursuant to this agreement, Ms. McPeak should have earned approximately $1,176,000 and $270,000 in 2006 and 2005, respectively from this direct marketing company. The agreement provides for royalty payments to be made for two years by the direct response marketing company and is not an obligation of ours.

In February 2006, we issued a warrant to purchase 100,000 shares of common stock to a member of our Board of Directors for services rendered. The warrant expires in five years, has an exercise price of $1.00 per share, and was charged to stock, stock option and warrant expense in the amount of $100,000.

In May 2006, we issued to each of our six non-employee directors an option to purchase 35,000 shares (totaling 210,000 option shares). The options expire in ten years, have an exercise price of $1.14 per share, vest on a twelve-month prorated basis and were charged to stock, option and warrant expense in the amount of $119,000 for the year ending December 31, 2006.

In May 2006, we issued 381,996 shares of common stock to a customer in an asset purchase agreement related to their trademarks associated with the equine market valued at $450,000.

In December 2006, we issued 75,000 warrant shares of common stock to a member our limited liability company, contingent upon certain performance. A portion of these warrants were deemed to be probable of vesting. The value of the 25,000 probable vesting warrant shares was $16,000 and had an exercise price of $2.38. They will expire in December of 2009.

NUTRACEA AND SUBSIDIARIES
Notes to Consolidated Financial Statements

NOTE 14 - 401(K) PROFIT SHARING PLAN

At the time of the merger with RiceX, we adopted RiceX’s 401(k) profit sharing plan (the "Plan") for the exclusive benefit of eligible employees and their beneficiaries. Substantially all employees are eligible to participate in the Plan. Safe harbor contributions to the Plan are a mandatory 3% of the qualified employees' gross salary, whether or not the employee is a participant in the Plan. Also, in addition to any safe harbor contributions, the Company may contribute to the Plan matching contributions, discretionary profit sharing contributions and Qualified Non-Elective Contributions. For 2006, 2005 and 2004, we made matching contributions of $69,000, $41,000 and $16,000 respectively.

NOTE 15 - SUBSEQUENT EVENTS

Preferred Stock Conversion

In January of 2007, three Series B shareholders converted 250 shares of preferred stock into 500,000 shares of common stock at a rate of 1 preferred share to 2,000 common shares.

In January of 2007, fourteen Series C shareholders converted 1,266 shares of preferred stock into 1,488,816 shares of common stock at a rate of 1 preferred share to 1,176 common shares.

In February of 2007, one Series B shareholder converted 220 shares of preferred stock into 440,000 shares of common stock at a rate of one preferred share to 2,000 common shares.

In February of 2007, three Series C shareholders converted 4,200 shares of preferred stock into 4,941,175 shares of common stock at a rate of one preferred share to 1,176 common shares.
At March 2, 2007, the number of Series B preferred Stock outstanding was zero and the number of Series C Preferred outstanding was two.

Note Receivable

On February 6, 2007, we signed with the direct response marketing company, the Eighth Amendment to the Private Supply and Strategic Alliance Agreement, dated August 24, 2005. The parties agreed to consolidate the terms of payment under this agreement and a Promissory Note into a single Restated Promissory Note in the amount of $3,966,000, at an annual rate of 7% payable over a period of approximately one year. The note is current with payments as scheduled.

Private Placement

On February 16, 2007 we sold an aggregate of 20,000,000 shares of our common stock at a price of $2.50 per share in connection with a private placement for aggregate gross proceeds of $50,000,000. Additionally, the investors were issued warrants to purchase an aggregate of 10,000,000 shares of our common stock at an exercise price of $3.25 per share. The warrants have a term of five years and are immediately exercisable.

Rodman & Renshaw, LLC acted as advisor and placement agent for the financing and received a 6% cash-fee based on aggregate gross proceeds received from the investors, and reasonable expenses. They also received warrants to purchase 6% of the aggregate number of shares placed in the Offering, at an exercise price per share of $3.25. The warrants have a five-year term and are immediately exercisable.

Warrants Exercised

In January of 2007, we issued 75,000 warrants to purchase common stock to one individual at an exercise price of $2.38, expiring in 3 years, vesting after March 31, 2007, and valued at $130,000. Also, five warrant holders exercised 477,547 common shares for cash in the amount of $374,000.

NUTRACEA AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Also in February, 2007, 25 warrant holders exercised 2,544,412 common shares for cash in the amount of $2,975,000.

NOTE 16 - QUARTERLY FINANCIAL DATA (UNAUDITED)

	2006
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$3,782,000	$4,166,000	$4,946,000	$5,196,000
Operating income (loss)	(254,000)	290,000	460,000	552,000
Net Income (loss)	(233,000)	399,000	641,000	778,000
Basic net income (loss) per common share	0.00	0.01	0.01	0.01
Diluted net income (loss) per common share	0.00	0.01	0.01	0.01

	2005
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$459,000	$299,000	$302,000	$4,504,000
Operating income (loss)	(643,000)	(1,658,000)	(801,000)	108,000
Net Income (loss)	(865,000)	(1,810,000)	(1,036,000)	(161,000)
Basic net income (loss) per common share	(0.02)	(0.05)	(0.03)	0.00
Diluted net income (loss) per common share	(0.02)	(0.05)	(0.03)	0.00

The quarterly presentation is made because of the 2005 fourth quarter significant event, merger with The RiceX Company. Quarter information for 2005 represent four quarterly performance for NutraCea and one quarter performance for The RiceX Company.

NOTE 17 - GEOGRAPHIC OPERATIONS

For purposes of geographic reporting, revenues are attributed to the geographic location of the sales organization. The following table presents net revenues and long-lived assets by geographic area:

Fiscal Year Ended December 31,	2006	2005	2004

Net revenue from customers:
United States	$17,748,000	$5,545,000	$1,010,000
International	342,000	-	-

Total reveunes	$18,090,000	$5,545,000	$1,010,000

Property, plant and equipment, net:
United States	$8,961,000	$5,493,000	$120,000
Other countries	-	-	-

Total property, plant and equipment	$8,961,000	$5,493,000	$120,000